Exhibit 99.1

Management Proxy Circular and

Notice of Annual and Special

Meeting of Shareholders

June 6, 2018

Letter to Shareholders

To our Shareholders,

Continuous evolution is the hallmark of a healthy, enduring business.

At Thomson Reuters, we strive to continuously redefine what it means to be an information publisher in the 21st century. The core challenge is the same as it has always been: creating more actionable value for customers. But, as the world continues to change profoundly, so too must we change the way we deliver on that value proposition.

Customers used to pay for printed volumes of need-to-know data. They moved on to networks of information stored in databases and delivered in electronic form. Today, they pay for the right answer, delivered at the right time when they need it in their working lives. And, they want information from a source they can trust.

In 2017, we made progress on our ambition to evolve our business and become the world’s preeminent source of trusted answers for knowledge workers at the intersection of commerce and regulation. And, we did so while also returning nearly $2.0 billion to shareholders in the form of dividends and share buybacks.

Our revenues grew 2% for the year before the impact of currency. On the same basis, 2017 was the first time since 2012 that all three of our primary business units delivered positive revenue growth. In 2017, our faster growth segments, including Risk, Elektron Data Platform, Legal Software & Solutions, and Global Tax, represented over one-third of our revenue base and collectively grew 7%. We also saw our operating profit increase, along with increases in adjusted EBITDA and the related margin.

Our success was enabled in part by a disciplined focus on our customers. We launched a number of initiatives to eliminate customer pain points, simplify policies and increase the efficiency and effectiveness of our sales force, resulting in an 8% increase in our ‘ease of doing business’ score as measured by customers surveyed.

We continued to invest in growth areas and behind new products and digital capabilities to better serve customers. Ten years after the first iPhone®, a brave new digital world powered by big data, cognitive computing and the cloud promises to change the way we live, work and interact. We have been a pioneer of digital product development for decades, and in 2017 continued to build our network of technologists and partnerships, anchored by a $100 million planned investment in a new, long-term home for our Toronto Technology Centre.

Our success in 2017 was equally fueled by our people, our culture and our values. We are working to position Thomson Reuters as the career destination of choice for top-tier professionals who want to solve interesting problems with real impact on a global stage.

We announced a best-in-class parental leave policy, bringing our North American policies more closely in line with our other global locations. The Human Rights Campaign awarded us the top rating on its Corporate Equality Index for the fifth consecutive year and we were named to the Anita Borg Institute Top Companies for Women Technologists Leadership Index for the second consecutive year.

Culture and purpose matter. Through the end of 2017, we have supported formal culture and values workshops for more than 10,000 of our managers worldwide. Also in 2017, our people performed more than 177,000 volunteer hours in their communities. And, we were proud to be one of only four Canadian firms included in Fortune’s list of Most Admired Companies, this year moving to the #1 ranked firm in our industry group.

We share our employees’ pride in working for a company that supports fair and open markets, resilient tax systems, confidence in the rule of law and the transparency and rigor of independent journalism. We are immensely proud to be part of a business whose commercial mission (and through the work of our Foundation) continues to evolve in support of a sustainable, inclusive and trustworthy future.

Our next chapter includes a transformative partnership.

Earlier this year, we announced an agreement to enter into a strategic partnership with the global investment firm Blackstone to better position our Financial & Risk business. We will maintain a substantial 45% minority stake in the new partnership. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone as well.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

We believe Blackstone is the best partner that we could team up with to accelerate the resurgence of Financial & Risk following a six-year, hard-fought and well-executed turnaround plan. With the support of the largest publicly-traded alternative asset management firm in the world, the new partnership should reposition the business for accelerated growth in a rapidly consolidating industry and should send a clear message to customers that with Blackstone, the business has the commitment, capacity and ability to deliver and compete.

Thomson Reuters will move forward focused on driving growth and expanding our reach to legal, tax, accounting and regulatory market professionals, building on our leading positions. Under a 30-year agreement with the new partnership, Reuters news offerings will continue to shine, operating with the same editorial independence and rigor, and with even greater commercial viability.

We plan to ramp up investment in our businesses in areas including:

•	improved analytics and digital-driven sales performance;

•	enhanced digital customer experience and access for smaller-sized tax and law firms;

•	increasing penetration of corporate customers;

•	accelerating partnerships to increase sales and co-develop new businesses; and

•	accelerating the pipeline of new technology-led products.

Thomson Reuters prospects have never been brighter and we are well positioned to deliver long-term, sustainable value for all shareholders. This includes a commitment to maintaining a strong capital structure that provides us with significant resources and flexibility.

We sit at the intersection of commerce and regulation, ideally positioned to provide our customers with unrivalled operating systems and software-enabled workflow tools built on the back of trust, authoritative and relevant intelligence.

Thanks to the support of our customers, our colleagues and our shareholders, we have a bright future doing what we do best: combining information, technology, and human expertise to provide trusted answers.

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

Certain statements in the letter are forward-looking. These forward-looking statements are based on certain assumptions and reflect our current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations. Some of the factors that could cause actual results to differ materially from current expectations are discussed in the “Risk Factors” section of our 2017 annual report as well as in other materials that we from time to time file with, or furnish to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that any forward-looking statements will materialize. You are cautioned not to place undue reliance on forward-looking statements, which reflect expectations only as of this date. Except as may be required by applicable law, we disclaim any intention or obligation to update or revise any forward-looking statements.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Notice of Annual and Special Meeting of Shareholders of Thomson Reuters Corporation

To our Shareholders,

We are pleased to invite you to attend the 2018 Thomson Reuters annual and special meeting of shareholders on Wednesday, June 6, 2018 at 12:00 p.m. (Eastern Daylight Time). The meeting will be held at Roy Thomson Hall, 60 Simcoe Street, Toronto, Ontario, Canada. Following the meeting, a webcast will also be available at www.thomsonreuters.com.

Business

The business of the meeting will be to:

1. Receive our consolidated financial statements for the year ended December 31, 2017 and the auditor’s report on those statements;

2. Elect directors;

3. Appoint the auditor and authorize the directors to fix the auditor’s remuneration;

4. Approve amendments to our Articles of Amalgamation related to the Thomson Reuters Trust Principles and the Thomson Reuters Founders Share Company;

5. Consider an advisory resolution on executive compensation; and

6. Transact any other business properly brought before the meeting and any adjourned or postponed meeting.

These matters are discussed in more detail in the accompanying management proxy circular. At the meeting, you will also have an opportunity to hear about our 2017 performance and our plans for Thomson Reuters going forward. Shareholders in attendance will have an opportunity to ask questions.

Record Date

You are entitled to vote at the meeting, and any adjourned or postponed meeting, if you were a holder of our common shares as of 5:00 p.m. (Eastern Daylight Time) on April 16, 2018.

Notice-And-Access

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, www.thomsonreuters.com, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice. Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Shareholders who have already signed up for electronic delivery of proxy materials will continue to receive them by e-mail.

Voting

Your vote is important. If you’re unable to attend the meeting in person, please vote by proxy. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you. The proxy form contains instructions on how to complete and send your voting instructions. If you hold your shares through a broker or other intermediary, you should follow the procedures provided by your broker or intermediary.

If you’re a registered shareholder, our transfer agent, Computershare Trust Company of Canada, must receive your proxy or voting instructions no later than 5:00 p.m. (Eastern Daylight Time) on Monday, June 4, 2018, or if the meeting is adjourned or postponed, no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting. If you’re a registered shareholder and have any questions or need assistance voting your shares, please call Computershare Trust Company of Canada, toll-free in Canada and the United States, at 1.800.564.6253.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Non-registered/beneficial shareholders will be subject to earlier voting deadlines as specified in their proxy or voting instructions.

The Thomson Reuters board considers all of the proposals described in the enclosed materials to be in the best interests of our company. Accordingly, the board unanimously recommends that you cast your vote “FOR” all of these items of business.

Thank you for your continued support of, and interest in, Thomson Reuters.

Very truly yours,

David Thomson Chairman of the Board	James C. Smith President & Chief Executive Officer

April 19, 2018

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 1

Where to find Corporate Governance and Continuous Disclosure Documents	86
Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company	87
Share Repurchases	87
Directors’ Approval	88
Appendix A	A-1

Page 2    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Fast Facts About Thomson Reuters

Thomson Reuters is the world’s leading source of news and information for professional markets.

Our customers rely on us to deliver the intelligence, technology and expertise they need to find trusted answers. The business has operated in more than 100 countries for more than 100 years.

The table below describes some of our key operating characteristics.

Industry Leader	Balanced and Diversified	Attractive Business Model
• A leader in most of the market segments that we serve • Deep and broad industry knowledge • Products and services tailored for professionals

• Distinct core customer group revenues: Financial & Risk, Legal, Tax & Accounting and Reuters News

• Geographical diversity by revenues:

• 62% from the Americas

• 27% from Europe, the Middle East and Africa

• 11% from Asia Pacific

• No single customer accounted for more than 2% of our revenues

• Technology and operating platforms are built to address the global marketplace

• 86% of revenues from subscription and similar arrangements • 93% of revenues from information delivered electronically, software and services • Strong and consistent cash generation capabilities

2017 full-year results:	Stock prices (2017):

•   Revenues – US$11.3 billion

•   Operating profit – US$1.8 billion

•   Adjusted EBITDA margin* – 30.3%

•   Diluted earnings per share (EPS) – US$1.94

•   Adjusted EPS* – US$2.51

•   Cash flow from operations – US$2.0 billion

•   Free cash flow* – US$1.0 billion

Stock exchange listings (Symbol: TRI):

•   Toronto Stock Exchange (TSX)

•   New York Stock Exchange (NYSE)

Closing price (12/29/2017): C$54.79/ US$43.59 High: C$62.83/ US$48.61 Low: C$54.29/ US$42.22 Market capitalization (12/29/2017): Over US$30.9 billion Dividend per share (2018 annualized): $1.38

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. We will maintain full ownership of our Legal, Tax & Accounting and the Reuters News businesses. The transaction will enable us to focus on expanding our business and accelerating revenue growth in the legal, tax & accounting and regulatory market segments. We expect to receive approximately $17 billion in gross proceeds at closing (subject to purchase price adjustments). The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions.

All revenue information reflected above is based on our 2017 full-year results. For more information about our company, visit www.thomsonreuters.com

*Non-International Financial Reporting Standards (IFRS) financial measures. Please see the note in the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 3

About this Circular and Related Proxy Materials

We are providing this circular and proxy materials to you in connection with our annual and special meeting of shareholders to be held on Wednesday, June 6, 2018. As a shareholder, you are invited to attend the meeting. If you are unable to attend, you may still vote by completing the enclosed proxy form.

This circular describes the items to be voted on at the meeting and the voting process and contains additional information about executive compensation, corporate governance practices and other matters that will be discussed at the meeting.

Unless otherwise indicated, all dollar amounts in this circular are expressed in U.S. dollars, and information is as of April 16, 2018. In this circular, the terms “we”, “us” and “our” refer to Thomson Reuters Corporation and our consolidated subsidiaries. The term “Woodbridge” refers to The Woodbridge Company Limited and other companies affiliated with it.

Please see the “Voting Information” section of this document for an explanation of how you can vote on the matters to be considered at the meeting, whether or not you decide to attend the meeting.

We are a Canadian company that is considered to be a “foreign private issuer” for U.S. federal securities law purposes. As a result, we have prepared this circular in accordance with applicable Canadian disclosure requirements.

Information contained on our website or any other websites identified in this circular is not part of this circular. All website addresses listed in this circular are intended to be inactive, textual references only. The Thomson Reuters logo and our other trademarks, trade names and service names mentioned in this circular are the property of Thomson Reuters.

Front cover photo credit: REUTERS/Jim Young.

Page 4    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Business of the Meeting

Highlights

This year’s meeting will cover the following items of business:

Item of Business	Highlights					Board Vote Recommendation
1. Financial statements

Receipt of our 2017 audited financial statements.

• Our 2017 annual consolidated financial statements are included in our 2017 annual report, which is available in the “Investor Relations” section of our website, www.thomsonreuters.com.

• Shareholders who requested a copy of the 2017 annual report will receive it by mail or e-mail.

• Representatives from Thomson Reuters and our independent auditor, PricewaterhouseCoopers LLP, will be available to discuss any questions about our financial statements at the meeting.

						N/A
2. Directors

At the meeting, 11 individuals are proposed to be elected to our board of directors. All of these individuals are currently directors of our company.

• A majority of our directors are independent.

• The roles and responsibilities of the Chairman and the CEO are separate.

• Shareholders vote annually for individual directors.

The director nominees are:

						For each director nominee
	Name	Director Since	Independent	Affiliated with Principal Shareholder	Thomson Reuters Management
	David Thomson	1988		✓
	James C. Smith	2012			✓
	Sheila C. Bair	2014	✓
	David W. Binet	2013		✓
	W. Edmund Clark, C.M.	2015		✓
	Michael E. Daniels	2014	✓
	Vance K. Opperman	1996	✓
	Kristin C. Peck	2016	✓
	Barry Salzberg	2015	✓
	Peter J. Thomson	1995		✓
	Wulf von Schimmelmann	2011	✓
3. Auditor	We are proposing to re-appoint PricewaterhouseCoopers LLP as our independent auditor for another year until the 2019 annual meeting of shareholders. Our Audit Committee is directly responsible for overseeing the independent auditor during the year.					For
4. Amendments to Articles of Amalgamation	In connection with signing a definitive agreement to enter into a strategic partnership and sell a 55% majority stake in our Financial & Risk business to private equity funds managed by Blackstone, we agreed with Thomson Reuters Founders Share Company Limited to make certain amendments to our Articles of Amalgamation related to the Thomson Reuters Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. We expect the Financial & Risk transaction to close in the second half of 2018.					For

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 5

Item of Business	Highlights	Board Vote Recommendation
5. Advisory resolution on executive compensation

We will have a non-binding advisory resolution on executive compensation, which is sometimes called “say on pay”. This will provide you with an opportunity to provide a view on our company’s approach to executive compensation, as described in this circular.

In determining 2017 compensation arrangements, the Human Resources (HR) Committee of our board created pay packages that are designed to recognize the various levels of experience and contributions of our executive team and to create a strong tie between realizable pay and the attainment of our short- and long-term financial and strategic objectives as well as changes in shareholder value. Most of the compensation arrangements are variable or “at risk” and based on our company’s financial performance, which creates strong alignment between management and shareholder interests. 88% of our CEO’s 2017 target compensation was variable and approximately 73% of the other named executive officers’ 2017 target compensation was variable.

Based on our company’s financial performance, 2017 annual incentive awards for most of our named executive officers were earned at approximately 94% of target and performance restricted share units (PRSUs) for the three-year period ended December 31, 2017 were earned at approximately 145% of target.

We believe that our compensation practices are aligned with recognized best practices and are highly supportive of our strategic and financial goals. Target compensation levels for our named executive officers is appropriately aligned with other public companies that we consider to be our peers or comparables, and realizable pay varies above or below target in relation to performance in our variable incentive plans, as described in this circular, and changes in total shareholder value over time.

Please see the “Compensation Discussion and Analysis” section of the circular for additional information.

For
6. Other business	If any other items of business are properly brought before the meeting (or any adjourned or postponed meeting), shareholders will be asked to vote. We are not aware of any other items of business at this time.	N/A

Page 6    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Voting Information

Who can vote at the meeting?

If you held common shares as of 5:00 p.m. (Eastern Daylight Time) on April 16, 2018 (the record date), then you are entitled to vote at the meeting or any adjourned or postponed meeting. Each share is entitled to one vote. As of April 16, 2018, there were 711,366,932 common shares outstanding.

We also have 6,000,000 Series II preference shares outstanding, but these shares do not have voting rights at the meeting.

How many votes are required for approval?

A simple majority (more than 50%) of votes cast, in person or by proxy, is required to approve each item of business, except for the proposed amendments to our Articles of Amalgamation, which require the approval of two-thirds (more than 66.6%) of votes cast.

Woodbridge, our principal and controlling shareholder, beneficially owns approximately 63% of our outstanding common shares. Woodbridge has advised our company that it will vote to approve each item of business on the basis recommended by the board of directors.

How do I vote?

You have two choices – you can vote by proxy, or you can attend the meeting and vote in person. The voting process is different for each choice. The voting process also depends on whether you are a registered or non-registered shareholder.

You should first determine whether you are a registered or non-registered holder of our common shares. Most of our shareholders are non-registered holders.

•	You are a registered shareholder if your name appears directly on your share certificates, or if you hold your common shares in book-entry form through the direct registration system (DRS) on the records of our transfer agent, Computershare Trust Company of Canada.

•	You are a non-registered shareholder if you own shares indirectly and the shares are registered in the name of an intermediary. For example, you are a non-registered shareholder if:

—	your common shares are held in the name of a bank, trust company, securities broker, trustee or custodian; or

—	you hold Depositary Interests representing our common shares which are held in the name of Computershare Company Nominees Limited as nominee and custodian.

Non-registered shareholders are sometimes referred to as “beneficial owners”.

Voting by Proxy

If it is not convenient for you to attend the meeting, you may vote by proxy on the matters to be considered at the meeting. A proxy is a document that authorizes someone else to attend the meeting and cast votes for you.

Non-registered shareholders

If you are a non-registered shareholder who receives a proxy form or voting instruction form (VIF), you should follow your intermediary’s instruction for completing the form. Holders of Depositary Interests will receive a voting form of instruction or direction from Computershare Investor Services PLC.

Registered shareholders

•	You may authorize our directors who are named on the enclosed proxy form to vote your shares as your proxyholder. You may give voting instructions by mail, the Internet or telephone. Please refer to your proxy form for instructions.

•

You may appoint another person to attend the meeting on your behalf and vote your shares as your proxyholder. If you choose this option, you can appoint your proxy by mail or through the Internet. If you mail the proxy form, you must print that person’s name in the blank space provided on the back of the enclosed proxy form and you should indicate how you want your shares voted. Sign, date and return the proxy form in the envelope provided. If you vote through the Internet, you may also appoint another person to be your proxyholder. You may choose anyone to be your proxyholder; the person does not have to be

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 7

another shareholder. You may be able to appoint more than one proxyholder, provided that each proxyholder is entitled to exercise the rights attaching to different shares held by you. If you do appoint more than one proxyholder, you must do so by mail, and please enter the number of shares next to the proxyholder’s name that he or she is entitled to vote. The person you appoint must attend the meeting and vote on your behalf in order for your votes to be counted. Proxyholders should register with representatives of Computershare Trust Company of Canada when they arrive at the meeting.

Voting In Person

Non-registered shareholders

You should do one of the following if you plan to attend the meeting:

•	If you have received a proxy form from your intermediary, insert your own name in the blank space provided on the proxy form to appoint yourself as proxyholder. If the intermediary has not signed the proxy form, you must sign and date it. Follow your intermediary’s instructions for returning the proxy form; or

•	If you have received a VIF from your intermediary, follow your intermediary’s instructions for completing the form.

Registered shareholders

You do not need to do anything except attend the meeting. Do not complete or return your proxy form, as your vote will be taken at the meeting. You should register with representatives of Computershare Trust Company of Canada when you arrive at the meeting. If you wish to vote common shares registered in the name of a legal entity, that entity must submit a properly executed proxy form to Computershare Trust Company of Canada by the proxy cut-off time which appoints you to vote the common shares on its behalf.

Can I vote my shares by filling out and returning the notice?

No. The notice sets forth the items to be voted on at the meeting, but you cannot vote by marking the notice and returning it. The notice provides instructions on how to vote.

What’s the deadline for receiving my proxy or voting instructions?

If you are a registered shareholder, your proxy or voting instructions must be received by 5:00 p.m. (Eastern Daylight Time) on Monday, June 4, 2018.

Non-registered shareholders may be subject to earlier deadlines as specified in their proxy or voting instructions.

If the meeting is adjourned or postponed, the proxy cut-off deadline will be no later than 48 hours (excluding Saturdays, Sundays and holidays) before any adjourned or postponed meeting.

How will my shares be voted if I appoint a proxyholder?

Your proxyholder must vote your shares on each matter according to your instructions if you have properly completed and returned a proxy form. If you have not specified how to vote on a particular matter, then your proxyholder can vote your shares as he or she sees fit. If you have appointed our directors named on the enclosed proxy form as your proxyholder, and you have not specified how you want your shares to be voted, your shares will be voted FOR each of the items of business described in this circular.

What happens if any amendments are properly made to the items of business to be considered or if other matters are properly brought before the meeting?

Your proxyholder will have discretionary authority to vote your shares as he or she sees fit. As of the date of this circular, management knows of no such amendment, variation or other matter expected to come before the meeting.

If I change my mind, how do I revoke my proxy or voting instructions?

Non-registered shareholders

You may revoke your proxy or voting instructions by sending written notice to your intermediary, so long as the intermediary receives your notice at least seven days before the meeting (or as otherwise instructed by your intermediary). This gives your intermediary time to submit the revocation to Computershare Trust Company of Canada. If your revocation is not received in time, your intermediary is not required to act on it.

Page 8    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Registered shareholders

You may revoke your proxy or voting instructions in any of the following ways:

•	By completing and signing a proxy form with a later date than the proxy form you previously returned, and delivering it to Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Monday, June 4, 2018. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting;

•	By completing a written statement revoking your instructions, which is signed by you or your attorney authorized in writing, and delivering it:

—	To the offices of Computershare Trust Company of Canada at any time before 5:00 p.m. (Eastern Daylight Time) on Tuesday, June 5, 2018. If the meeting is adjourned or postponed, the deadline will be no later than 48 hours before any adjourned or postponed meeting; or

—	To the Chair of the meeting before the meeting starts; or

—	In any other manner permitted by law.

Who is soliciting my proxy and distributing proxy-related materials?

Thomson Reuters management and directors may solicit your proxy for use at the meeting and any adjourned or postponed meeting. Our management and directors may solicit proxies by mail and in person. We are paying all costs of solicitation. Intermediaries will distribute proxy-related materials directly to non-objecting beneficial owners on our behalf. We are paying for intermediaries to send proxy-related materials to both non-objecting beneficial owners and objecting beneficial owners.

Is my vote confidential?

Yes. Our registrar, Computershare Trust Company of Canada, independently counts and tabulates the proxies to preserve the confidentiality of individual shareholder votes. Proxies are referred to us only in cases where a shareholder clearly intends to communicate with management, in the event of questions as to the validity of a proxy or where it is necessary to do so to meet applicable legal requirements.

Voting results

Following the meeting, we will post the voting results in the “Investor Relations” section of our website, www.thomsonreuters.com. We will also file a copy of the results with the Canadian securities regulatory authorities at www.sedar.com and the U.S. Securities and Exchange Commission at www.sec.gov. For more information, see the “Additional Information” section of this circular.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 9

Annual and Quarterly Financial Statements and Related MD&A

Our annual and quarterly reports and earnings releases are available in the “Investor Relations” section of our website, www.thomsonreuters.com. Please also see the “Electronic Delivery of Shareholder Communications” section below for information about electronic delivery of these reports and other shareholder communications.

Notice-and-Access

Why did I receive a notice in the mail regarding the website availability of this circular and proxy materials?

We are using the “notice-and-access” system for the delivery of our proxy materials through our website, similar to last year’s meeting. Shareholders who receive a notice have the ability to access the proxy materials on our website and to request a paper copy of the proxy materials. Instructions on how to access the proxy materials through our website or to request a paper copy may be found in the notice.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

Why didn’t I receive a printed notice in the mail about the website availability of the proxy materials?

Shareholders who previously signed up for electronic delivery of our proxy materials will continue to receive them by e-mail and will not receive a printed notice in the mail.

How do I vote under the “notice-and-access” system?

The voting process is the same as described in the “Voting Information” section of this circular. You have two choices – you can vote by proxy, or you can attend the meeting and vote in person.

Electronic Delivery of Shareholder Communications

Does Thomson Reuters provide electronic delivery of shareholder communications?

Yes. Electronic delivery is a voluntary program for our shareholders. Under this program, an e-mail notification (with links to the documents posted on our website) is sent to you.

Electronic delivery reduces the cost and environmental impact of producing and distributing paper copies of documents in very large quantities. It also provides shareholders with faster access to information about Thomson Reuters.

How can I enroll for electronic delivery of shareholder communications?

For most non-registered shareholders (other than holders of our Depositary Interests), please go to www.proxyvote.com for more instructions and to register. You will need your Enrollment Number/Control Number. You can find this number on your voting instruction form/proxy form.

If you are a registered shareholder, please go to www.investorcentre.com (country – Canada) and click on “Sign up for eDelivery” at the bottom of the page. You will need information from your proxy form to register.

Page 10    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Principal Shareholder and Share Capital

As of April 16, 2018, Woodbridge beneficially owned 451,112,512 of our common shares, or approximately 63% of our outstanding common shares. Woodbridge is the principal and controlling shareholder of Thomson Reuters.

Woodbridge, a private company, is the primary investment vehicle for members of the family of the late Roy H. Thomson, the first Lord Thomson of Fleet. Woodbridge is a professionally managed company that, in addition to its controlling interest in Thomson Reuters, has other substantial investments.

Prior to his passing in 2006, Kenneth R. Thomson controlled our company through Woodbridge. He did so by holding shares of a holding company of Woodbridge, Thomson Investments Limited. Under his estate arrangements, the 2003 TIL Settlement, a trust of which the trust company subsidiary of a Canadian chartered bank is trustee and members of the family of the late first Lord Thomson of Fleet are beneficiaries, holds those holding company shares. Kenneth R. Thomson established these arrangements to provide for long-term stability of the business of Woodbridge. The equity of Woodbridge continues to be owned by members of successive generations of the family of the first Lord Thomson of Fleet.

Under the estate arrangements of Kenneth R. Thomson, the directors and officers of Woodbridge are responsible for its business and operations. In certain limited circumstances, including very substantial dispositions of our company’s common shares by Woodbridge, the estate arrangements provide for approval of the trustee to be obtained.

On January 30, 2018, our company announced that we intend to use a portion of the proceeds from the Financial & Risk strategic partnership transaction (estimated at US$9 – US$11 billion) to repurchase common shares via a substantial issuer bid/tender offer to be made to all shareholders following closing of the transaction, which is expected to be in the second half of 2018. We expect Woodbridge will participate in the issuer bid/tender offer. Upon completion of the transaction, Woodbridge’s ownership percentage of our company is expected to be between 50% and 60%.

Note 29 to our 2017 annual consolidated financial statements provides information on certain transactions that we entered into with Woodbridge in 2017 and 2016.

To our knowledge, no other person beneficially owns, directly or indirectly, 10% or more of our common shares.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 11

About Our Directors

This section includes the following information:

•	Profiles for each director nominee;

•	Compensation that we paid to our directors in 2017; and

•	Our corporate governance structure and practices.

HIGHLIGHTS

•	A majority of our directors are independent;

•	The roles and responsibilities of the Chairman and the CEO are separate; and

•	All of the nominees are currently directors of our company.

Voting

You will be asked to vote for each director on an individual basis. Each nominee is proposed to be elected for a term ending at our 2019 annual meeting of shareholders. All of the nominees are currently directors of our company. Each nominee was elected at our 2017 annual and special meeting of shareholders. Profiles for each nominee are provided on the following pages.

The board unanimously recommends that you vote FOR the election of the following 11 nominees to the Thomson Reuters board of directors: David Thomson, James C. Smith, Sheila C. Bair, David W. Binet, W. Edmund Clark, C.M., Michael E. Daniels, Vance K. Opperman, Kristin C. Peck, Barry Salzberg, Peter J. Thomson and Wulf von Schimmelmann.

Management does not believe that any of the nominees will be unable to serve as a director but, if this should occur for any reason prior to the meeting, the persons named in the enclosed proxy form may vote for another nominee at their discretion.

Following the meeting, we will issue a press release that includes the number of votes cast for and withheld from each individual director.

Majority voting policy

We have a majority voting policy that applies to the election of directors at the annual meeting of shareholders. This means that if a director receives more “withhold” votes than “for” votes at the meeting, then the director will immediately tender his or her resignation to the Chairman. This would be effective if accepted by the board. The Corporate Governance Committee will consider a director’s offer to resign and make a recommendation to the board as to whether to accept it. The board will accept resignations, except in exceptional circumstances. The board will have 90 days from the annual meeting to make and publicly disclose its decision by news release either to accept or reject the resignation (including reasons for rejecting the resignation, if applicable).

Director qualifications

We believe that all of the director nominees possess character, integrity, judgment, business experience, a record of achievement and other skills and talents which enhance the board and the overall management of the business and affairs of Thomson Reuters. Each director nominee has an understanding of our company’s principal operational and financial objectives, plans and strategies, financial position and performance and the performance of Thomson Reuters relative to our principal competitors. The Corporate Governance Committee considered these qualifications in determining to recommend the director nominees for election. Additional information is provided in the individual director profiles below and in the “Board Committees – Corporate Governance Committee” section of this circular, which contains a “skills matrix” highlighting individual director skills and experiences.

Independence

A majority of the board is independent. Under the corporate governance guidelines adopted by the board, a director is not considered independent unless the board affirmatively determines that the director has no “material relationship” with Thomson Reuters. In determining the independence of directors, the board considers all relevant facts and circumstances. In April 2018, the board conducted

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its annual assessment of the independence of each of its current members and determined that six of the 11 directors (approximately 55%) serving on the board and proposed to be elected at the meeting are independent. In determining independence, the board examined and relied on the applicable definitions of “independent” in the NYSE listing standards and Canadian Securities Administrators’ National Instrument 58-101. The board also reviewed the results of questionnaires completed by directors.

In order for the board to function independently from management:

•	The roles and responsibilities of the Chairman (David Thomson) and the CEO (Jim Smith) are separate;

•	We have a Lead Independent Director (Vance K. Opperman); and

•	The Audit Committee is comprised entirely of independent directors (as required by applicable law) and the Corporate Governance Committee and Human Resources Committee each have a majority of independent directors.

Director Independence
Name of Director	Management	Independent	Not Independent	Reason for Non-Independence
David Thomson			✓	A Chairman of Woodbridge
James C. Smith	✓		✓	President & Chief Executive Officer of Thomson Reuters
Sheila C. Bair		✓
David W. Binet			✓	President of Woodbridge
W. Edmund Clark, C.M.			✓	Advisor to the trustee of the 2003 TIL Settlement and Woodbridge
Michael E. Daniels		✓
Vance K. Opperman		✓
Kristin C. Peck		✓
Barry Salzberg		✓
Peter J. Thomson			✓	A Chairman of Woodbridge
Wulf von Schimmelmann		✓
Total	1	6	5

None of Messrs. D. Thomson, Binet or P. Thomson is a member of Thomson Reuters executive management team. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders.

In determining the independence of directors, the board also considers that in the normal course of business, we provide services to, and receive services from, companies with which some of the independent directors are affiliated. Based on the specific facts and circumstances, the board determined in April 2018 that these relationships were immaterial.

Interlocking Directorships

We do not have any directors who serve together on boards of other public companies. The board has adopted a policy that no more than two of our directors may serve together on the boards of other public companies without the consent of the Corporate Governance Committee.

Service on Other Boards

Our directors are not restricted from serving on the boards of other public or private companies so long as their commitments do not materially interfere with or are not incompatible with, their ability to fulfill their duties as a member of our company’s board. However, directors must receive approval from the Chair of the Corporate Governance Committee in advance of accepting an invitation to serve on the board of another public company and must notify the Chair of the Corporate Governance Committee in connection with accepting an invitation to serve on the board of a for-profit private company that is not a family business. The Corporate Governance Committee monitors the outside boards that our directors sit on to determine if there are circumstances that would impact a director’s ability to exercise independent judgment and to ensure that a director has sufficient time to fulfill his or her commitments to Thomson Reuters.

Tenure

Our board has not adopted a mandatory retirement age or term limits for individual directors. We believe that individuals can continue to remain effective directors beyond a mandated retirement age or maximum period of service. Without having a

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mandatory retirement age or term limits, we have experienced turnover on our board that has brought directors with new perspectives and approaches. This has complemented the depth of knowledge and insight about our company and business operations that some of our more long-standing directors have developed over time. Of the 11 directors proposed to be elected at this year’s meeting, only three (approximately 27%) were members of our board in 2008 when Thomson Reuters was formed. The following table shows the tenure of our director nominees on our board.

The average tenure of all director nominees is 9.9 years and the average tenure of nominees who are considered independent is 7 years.

Two of our directors who have been members of the board for more than 10 years (David Thomson and Peter Thomson) are affiliated with our company’s principal shareholder, Woodbridge.

Countries of Residence

The following table shows the countries where our director nominees ordinarily reside.

Nominee Information

The following provides information regarding the 11 director nominees who are proposed to be elected at the meeting, including a brief biography, city and country of residence, the year that they were appointed to our board, independence status, primary areas of expertise, committee membership, attendance at board and committee meetings in 2017 and ownership of Thomson Reuters securities.

In the director nominee profiles on the following pages, “securities held” by a director nominee includes common shares over which a director exercised control or direction, and the number of restricted share units (RSUs), deferred share units (DSUs) and options held by, or credited to, each individual as of April 16, 2018. Information regarding common shares beneficially owned does not include shares that may be obtained through the exercise or vesting of options, RSUs or DSUs. Each director nominee provided us with information about how many common shares he or she beneficially owns.

The market value of shares beneficially owned is based on the closing price of our common shares on the New York Stock Exchange (NYSE) on April 16, 2018, which was $39.37. The market value of DSUs is also based on the closing price of our common shares on the NYSE on that date.

We have also included information about each director nominee’s ownership of Thomson Reuters common shares and DSUs as of April 16, 2018 as a multiple of their annual retainer. Additional information about director share ownership guidelines is provided later in this section.

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David Thomson[1] Age: 60 Toronto, Ontario, Canada Director since 1988 Non-independent Primary areas of expertise: investment management, retail, media/publishing

David Thomson

David Thomson is Chairman of Thomson Reuters. He is also a Chairman of Woodbridge, the Thomson family investment company, and Chairman of The Globe and Mail Inc., a Canadian media company. Mr. Thomson is an active private investor with a focus on real estate and serves on the boards of several private companies. Mr. Thomson has a MA from Cambridge University.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	Total	9 of 9	100%
	Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 68, 357	Options –	68,357	$2,691,215	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

James C. Smith Age: 58 Toronto, Ontario, Canada Director since 2012 Non-independent Primary areas of expertise: operations, international business and media/publishing

James C. Smith

James C. Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson. Mr. Smith received a BA from Marshall University.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	Pfizer Inc.
	Total	9 of 9	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of base salary[1]
	Common shares 417,484	RSUs 235,334	DSUs 198,391	Options 4,514,785	615,875	$24,246,999	15.15x
	1 Reflects Mr. Smith’s ratio under his executive ownership guidelines, which is based on a multiple of his salary.

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Sheila C. Bair Age: 64 Kennedyville, Maryland, United States Director since 2014 Independent Primary areas of expertise: international business, finance, operations, legal

Sheila C. Bair

Sheila C. Bair is a corporate director. Ms. Bair was President of Washington College from August 2015 to June 2017. Prior to that, she was Senior Advisor to The Pew Charitable Trusts for four years. Ms. Bair was also Senior Advisor to DLA Piper, an international law firm. Ms. Bair was the Chair of the Federal Deposit Insurance Corporation from June 2006 to July 2011. From 2002 to 2006, she was the Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst. She also served as Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury from 2001 to 2002, Senior Vice President for Government Relations of the New York Stock Exchange from 1995 to 2000, Commissioner of the Commodity Futures Trading Commission from 1991 to 1995, and as counsel to Kansas Republican Senate Majority Leader Bob Dole from 1981 to 1988. Ms. Bair has a bachelor’s degree and law degree from the University of Kansas.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	8 of 9	89%	Host Hotels & Resorts Inc. Industrial and Commercial Bank of China Ltd.
	Audit	8 of 8	100%
	Total	16 of 17	94%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 11,699	Options –	11,699	$460,589	2.3x

David W. Binet Age: 60 Toronto, Ontario, Canada Director since 2013 Non-independent Primary areas of expertise: legal, media/publishing, investment management

David W. Binet

David W. Binet is Deputy Chairman of Thomson Reuters. He is also President and Chief Executive Officer and a director of Woodbridge, the Thomson family investment company. Prior to January 1, 2013, he held a number of senior positions at Woodbridge between 1999 and 2012, including Chief Operating Officer. Mr. Binet is a director of The Globe and Mail Inc., a Canadian media company and of a number of other companies in which Woodbridge is invested. Mr. Binet is also Chairman of the Thomson Reuters Foundation. Prior to joining Woodbridge in 1999, he was a partner at a major law firm. Mr. Binet has a law degree from McGill University, a BA from Queen’s University and a graduate degree in journalism from Northwestern University.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	8 of 9	89%	–
	Corporate Governance	7 of 8	88%
	HR	7 of 7	100%
	Total	22 of 24	92%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 262,586	RSUs –	DSUs 22,312	Options –	284,898	$11,216,434	56.1x

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W. Edmund Clark, C.M. Age: 70 Toronto, Ontario, Canada Director since 2015 Non-independent Primary areas of expertise: executive leadership, finance, human resources, strategy

W. Edmund Clark, C.M.

W. Edmund Clark is a corporate director. Mr. Clark served as Group President and Chief Executive Officer of TD Bank Group from 2002 until his retirement in November 2014. Mr. Clark was inducted as a Companion of the Canadian Order of the Business Hall of Fame in 2016. In 2014, Mr. Clark was elected to the Board of Trustees of the Brookings Institute. He is also Chair of the Vector Institute for Artificial Intelligence. Mr. Clark has a BA from the University of Toronto, and an MA and Doctorate in Economics from Harvard University. In 2010, he was made an Officer of the Order of Canada, one of the country’s highest distinctions.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	HR	7 of 7	100%
	Corporate Governance	7 of 8	88%
	Total	23 of 24	96%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 40,000	RSUs –	DSUs 14,875	Options –	54,875	$2,160,428	10.8x

Michael E. Daniels Age: 63 Hilton Head Island, South Carolina, United States Director since 2014 Independent Primary areas of expertise: international business, finance, operations, technology

Michael E. Daniels

Michael E. Daniels is a corporate director. In March 2013, Mr. Daniels retired as Senior Vice President and Group Executive IBM Services after 36 years with the company where he directed IBM’s consulting, systems integration, application management, cloud computing and outsourcing services around the globe. Mr. Daniels also held a number of senior leadership positions in his career at IBM, including General Manager of Sales and Distribution Operations of the Americas as well as leading Global Services in the Asia Pacific region. Mr. Daniels has a bachelor’s degree in political science from Holy Cross College.

	Board/committee membership*	2017 attendance		Other public company board memberships
	Board	7 of 9	78%	SS&C Technologies Holdings, Inc.
	HR	5 of 7	71%	Johnson Controls International plc
	Corporate Governance	7 of 8	88%
	Total	19 of 24	79%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 2,924	RSUs –	DSUs 15,368	Options –	18,292	$720,156	3.6x

*	Mr. Daniels was appointed to the Audit Committee in April 2018.

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Vance Opperman Age: 75 Minneapolis, Minnesota, United States Director since 1996 Independent Primary areas of expertise: legal, operations, finance, media/publishing, investment management

Vance Opperman

Vance Opperman is Lead Independent Director of Thomson Reuters. He is also President and Chief Executive Officer of Key Investment, Inc., a private investment company involved in publishing and other activities. Previously, Mr. Opperman was President of West Publishing Company, an information provider of legal and business research which is now owned by Thomson Reuters. He serves as Lead Independent Director of TCF Financial Corporation. He also serves on the board of several educational and not-for-profit organizations. He has a law degree from the University of Minnesota and practiced law for many years.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	TCF Financial Corporation
	Audit	8 of 8	100%
	Corporate Governance	8 of 8	100%
	HR	7 of 7	100%
	Total	32 of 32	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares 50,000	RSUs –	DSUs 117,470	Options –	167,470	$6,593,293	33.0x

Kristin C. Peck Age: 46 Greenwich, Connecticut, United States Director since 2016 Independent Primary areas of expertise: human resources, operations, strategy

Kristin C. Peck

Kristin Peck is Executive Vice President and Group President, U.S. Operations, Business Development and Strategy at Zoetis, a NYSE-listed global leader in the discovery, development, manufacture and commercialization of animal health medicines and vaccines that was spun off by Pfizer in 2013. From October 2012 through April 2015, she served as Executive Vice President and Group President of Zoetis. Ms. Peck joined Pfizer in 2004 and held various positions, including Executive Vice President, Worldwide Business Development and Innovation; Senior Vice President, Worldwide Business Development, Strategy and Innovation; Vice President, Strategic Planning; Chief of Staff to the Vice Chairman; and Senior Director, Strategic Planning. She also served as a member of Pfizer’s Executive Leadership Team. Prior to joining Pfizer, Ms. Peck was a Principal at Boston Consulting Group. She holds a Bachelor’s degree from Georgetown University and a Master of Business Administration from Columbia Business School.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	HR	7 of 7	100%
	Total	16 of 16	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 7,261	Options –	7,261	$285,865	1.4x

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Barry Salzberg Age: 64 New York, New York, United States Director since 2015 Independent Primary areas of expertise: accounting/audit, operations, international business

Barry Salzberg

Barry Salzberg is a corporate director. Mr. Salzberg served as the Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited from 2011 until his retirement in May 2015. He joined Deloitte in 1977 and his roles included Chief Executive Officer and Managing Partner of the firm’s U.S. operations. He is currently a Professor at Columbia Business School. Mr. Salzberg is Chairman of the Board of Directors of 10EQS and has previously served as a board member of New Profit, Inc. and he previously served as Chairman of the United Way Worldwide, Chairman of College Summit and Chairman of the Board of the YMCA of Greater New York. He has a BS in Accounting from Brooklyn College, a JD from Brooklyn Law School, and an LLM in Taxation from New York University School of Law.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	Audit	8 of 8	100%
	Corporate Governance	6 of 6	100%
	Total	23 of 23	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 13,683	Options –	13,683	$538,699	2.7x

Peter J. Thomson[1] Age: 52 Toronto, Ontario, Canada Director since 1995 Non-independent Primary areas of expertise: investment management, science, technology

Peter J. Thomson

Peter J. Thomson is a Chairman of Woodbridge, the Thomson family investment company. Mr. Thomson is an active private equity investor and serves on the boards of several private companies. He has a BA from the University of Western Ontario.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	–
	Total	9 of 9	100%
	Securities held[2]				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 9,069	Options –	9,069	$357,046	–

1  David Thomson and Peter Thomson, both of whom are nominees, are brothers.

2  David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge, our principal shareholder. For additional information, please see the “Principal Shareholder and Share Capital” section of this circular.

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Wulf von Schimmelmann Age: 71 Munich, Germany Director since 2011 Independent Primary areas of expertise: finance, operations, international business

Wulf Von Schimmelmann

Wulf von Schimmelmann was Chief Executive Officer of Deutsche Postbank AG from 1999 to 2007, where he transformed the organization from a check processing division of Deutsche Post to one of Germany’s leading retail banks. Since 2008, he has served as Chairman of the Supervisory Board of Deutsche Post DHL AG, an international leader in mail and logistics services. He also serves as a member of the Supervisory Board of Maxingvest AG and a member of the Supervisory Board of Allianz Deutschland AG. Prior to his lengthy career in banking, he was a partner at McKinsey & Co., working in Switzerland, the US and Germany. Mr. von Schimmelmann was also previously a director of Western Union Company, a member of the Supervisory Board of Deutsche Teleknow and Chair of BAWAG P.S.K. Mr. von Schimmelmann received a degree in economic sciences and his Ph.D. in economics from the University of Zurich.

	Board/committee membership	2017 attendance		Other public company board memberships
	Board	9 of 9	100%	Accenture plc
	Audit	8 of 8	100%	Deutsche Post DHL AG
	Total	17 of 17	100%
	Securities held				Total shares and DSUs	Total market value	Ownership multiple of annual retainer
	Common shares –	RSUs –	DSUs 29,501	Options –	29,501	$1,161,454	5.8x

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Director Compensation and Share Ownership

Approach and Philosophy

Our approach and philosophy for director compensation is to:

•	align the interests of our directors with those of our shareholders; and

•	provide competitive compensation.

The compensation program for our directors takes into account:

•	the size, scope and complexity of our organization;

•	the time commitment required of directors to serve on the board and one or more board committees, as applicable (including board/committee meetings and travel to and from board/committee meetings and site visits);

•	the experience and skills of our directors;

•	compensation levels for boards of directors of other large comparable U.S. and Canada-based multinational public companies in order for amounts paid to our directors to be competitive to attract new candidates and to retain existing directors;

•	an increasing trend in U.S. and Canadian public company director compensation programs to require a combination of mandatory and optional equity components to further align directors’ interests with shareholders; and

•	our desire to have a flat fee structure.

Our Corporate Governance Committee is responsible for periodically reviewing the adequacy and form of directors’ compensation. In 2017, the Corporate Governance Committee reviewed our director compensation program and decided not to change the form or amount of director compensation.

In periodically benchmarking director compensation, the Corporate Governance Committee evaluates publicly available data related to director compensation paid by large U.S. and Canadian public companies, as our company’s board is primarily comprised of directors from the U.S. and Canada. U.S. board compensation is generally higher than Canadian companies.

We do not grant stock options, restricted share units (RSUs) or bonuses to our non-management directors. In addition, we do not provide our non-management directors with retirement/pension benefits, healthcare coverage or perquisites.

As discussed later in this section, we require our directors to hold a minimum value of common shares and/or deferred share units (DSUs) and our director compensation program encourages directors to invest in our company beyond their minimum ownership requirements.

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Our directors have a mandatory equity component for their compensation. Approximately 81% of director compensation was paid in equity (DSUs or common shares) in 2017.

Components of Director Compensation

The table below sets forth the annual retainers that were payable to our directors in 2017. Directors do not receive separate attendance or meeting fees. Chairs of the Audit Committee and HR Committee receive additional fees given their increased responsibilities and workloads. Additional information regarding the different components of our director compensation structure is provided following this table.

2017 ($)
Non-management directors	200,000 (50,000 of which is required to be paid in deferred share units, or DSUs)
Chairman of the Board	600,000
Additional retainers
Deputy Chairman of the Board	150,000 (payable in DSUs)
Lead Independent Director	150,000 (payable in DSUs)
Committee chairs
Audit	50,000 (payable in DSUs)
Corporate Governance	Reflected in Lead Independent Director fee
HR	50,000 (payable in DSUs)

Retainers / Mandatory Equity Component

We require a minimum of $50,000 of each director’s $200,000 annual retainer to be paid in equity in the form of DSUs (payable quarterly). Our non-management directors then elect to receive the remaining $150,000 of their $200,000 annual retainer in the form of DSUs, common shares or cash (or a mix thereof – payable quarterly).

DSUs

Each DSU has the same value as one common share, though DSUs do not have voting rights. DSUs are not performance-based units. If a director elects to receive DSUs, units representing the value of common shares are credited to the director’s account. DSUs accumulate additional units based on notional equivalents of dividends paid on our common shares. DSUs are fully vested upon grant, but they are only settled (in the form of common shares or cash, at the election of the director) following termination of the director’s board service. Any common shares delivered to a director in connection with the settlement of DSUs are purchased in the open market.

Common Shares

If a director elects to receive common shares, the cash amount (net of withholding taxes) is provided to our broker who uses such amount to buy shares in the open market.

Committee Fees

Committee chair fees, which are payable entirely in DSUs, are reflected in the table above.

Chairman and Deputy Chairman Retainer

The Chairman’s annual retainer is $600,000. The Deputy Chairman’s annual retainer is $150,000, which is payable entirely in DSUs. The Deputy Chairman also receives the same annual $200,000 retainer paid to other non-management directors. Additional information about the Chairman and the Deputy Chairman is provided later in the “Corporate Governance Practices” section of this circular.

Lead Independent Director Retainer

The Lead Independent Director’s annual retainer is $150,000, which is payable entirely in DSUs and is inclusive of the fee for chairing one committee. The Lead Independent Director also receives the same annual $200,000 retainer paid to other

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non-management directors. Additional information about the Lead Independent Director is provided later in the “Corporate Governance Practices” section of this circular.

2018 Director Compensation

No changes are currently contemplated at this time to the amount or form of director compensation for 2018.

Total Director Compensation

The table below reflects compensation earned by our directors in 2017. Approximately 81% of 2017 director compensation was paid in DSUs and common shares.

As President and CEO of Thomson Reuters, Mr. Smith does not receive compensation for his service as a director. Information regarding Mr. Smith’s 2017 compensation is set forth in the “Executive Compensation” section of this circular.

	Fees Earned ($)
Director	Cash	DSUs	Common Shares	All Other Compensation ($)	Total ($)
David Thomson	–	600,000	–	–	600,000
Sheila C. Bair	75,000	125,000	–	–	200,000
David W. Binet	150,000	200,000	–	–	350,000
Mary Cirillo(1)	–	16,849	50,548	–	67,397
W. Edmund Clark, C.M(2)	–	250,000	–	–	250,000
Michael E. Daniels	–	200,000	–	–	200,000
P. Thomas Jenkins(1)	–	67,397	–	–	67,397
Sir Kenneth Olisa, OBE(3)	112,500	87,500	–	–	200,000
Vance K. Opperman(4)	–	366,849	–	–	366,849
Kristin C. Peck	–	200,000	–	–	200,000
Barry Salzberg(5)	–	233,151	–	–	233,151
Peter J. Thomson	150,000	50,000	–	–	200,000
Wulf von Schimmelmann	60,000	140,000	–	–	200,000
Total	547,500	2,536,746	50,548	–	3,134,794

(1)	Ms. Cirillo and Mr. P. Thomas Jenkins did not stand for re-election at last year’s meeting. This table reflects compensation for each of their service as a director from January 1, 2017 through May 3, 2017.
(2)	Includes fees for serving as Chair of the HR Committee during 2017.
(3)	Sir Kenneth resigned from the board in January 2018. This table reflects compensation for his service as a director for all of 2017.
(4)	Includes fees for serving as the Lead Independent Director and Chair of the Corporate Governance Committee.
(5)	Includes fees for serving as Chair of the Audit Committee as of May 3, 2017.

Stock Option and RSU Grants

Our non-management directors are not eligible to receive stock option grants and no non-management director currently holds any options. None of our non-management directors currently hold RSUs. Options and RSUs held by Mr. Smith are described later in the circular.

Share Ownership Guidelines

Directors are required to hold common shares and/or DSUs with a value of $600,000, which is equal to three times their annual retainer. Directors are required to meet their ownership requirement within five years of the date of their initial appointment to the Thomson Reuters board. Share prices of all public companies are subject to market volatility. As a result, director share ownership guidelines reflect a “once met, always met” standard. This means that if a director has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the director will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

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Ownership of common shares and DSUs by our director nominees can be found in each nominee’s biography in this circular. David Thomson and Peter Thomson are substantial shareholders of our company as members of the family that owns the equity of Woodbridge. As of April 16, 2018, Woodbridge beneficially owned approximately 63% of our common shares. For more information, see the “Principal Shareholder and Share Capital” section of this circular. The following table shows each non-management director’s progress towards his or her share ownership guidelines. All ownership multiples and each director’s ownership are as of April 16, 2018.

Name	Ownership multiple of annual retainer	Progress towards guidelines
David Thomson	–	✓, through Woodbridge’s ownership
Sheila C. Bair	2.3x	Required by 2019; 77% towards goal
David W. Binet	56.1x	✓
W. Edmund Clark, C.M.	10.8x	✓
Michael E. Daniels	3.6x	✓
Vance K. Opperman	33.0x	✓
Kristin C. Peck	1.4x	Required by 2021; 48% towards goal
Barry Salzberg	2.7x	Required by 2020; 90% towards goal
Peter J. Thomson	–	✓, through Woodbridge’s ownership
Wulf von Schimmelmann	5.8x	✓

Mr. Smith is subject to separate ownership guidelines in his capacity as CEO of our company. For more information, see the “Compensation Discussion and Analysis” section of this circular.

Pensions

Non-management directors do not receive any pension benefits from our company. Mr. Smith’s pension and retirement benefits are described in the “Executive Compensation – Pension and Other Retirement Benefits” section of this circular.

Service Contracts

We have not entered into service contracts with our non-management directors. Our agreement with Mr. Smith regarding termination benefits is described in the “Executive Compensation – Termination Benefits” section of this circular.

Liability Insurance

We provide our directors with liability insurance in connection with their service on the board.

Director Expenses

We reimburse directors for reasonable travel and out-of-pocket expenses incurred in connection with their Thomson Reuters duties.

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Corporate Governance Practices

Our board is committed to high standards of corporate governance and believes that sound corporate governance practices are essential to the well-being of our company and for the promotion and protection of our shareholders’ interests. We believe that sustainable value creation for all shareholders is fostered through a board that is informed and engaged and that functions independently of management.

As a public company with shares listed in Canada on the Toronto Stock Exchange and in the United States on the New York Stock Exchange, our corporate governance practices are generally consistent with the best practice guidelines of the Canadian securities regulatory authorities and the SEC. In addition, our corporate governance practices comply with most of the corporate governance listing standards of the NYSE, notwithstanding that we are exempt from most of those standards as a “foreign private issuer”.

Board Composition and Responsibilities

Governance Structure

The board oversees our corporate governance structure, in part, through the work of the Corporate Governance Committee. Board practices are set out in corporate governance guidelines, which the Corporate Governance Committee reviews annually. The corporate governance guidelines deal with issues such as the board’s duties and responsibilities, share ownership guidelines and conflicts of interest. In addition, each of the board’s three committees (Audit, Corporate Governance and HR) has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee.

The board’s principal responsibilities include strategic planning, risk management, financial reporting, disclosure and corporate governance.

Our Code of Business Conduct and Ethics (Code), which was updated in February 2018, applies to our employees, directors and officers, including our CEO, CFO and Controller. Our updated Code reflects changes in style and appearance. While the content of the updated Code and its provisions are fundamentally the same, it also reflects certain content updates to make the Code consistent with policies and regulations that have changed in the last few years. Our employees, directors and officers are required to submit an acknowledgment that they have received and read a copy of the Code and understand their obligations to comply with the principles and policies outlined in it. The Corporate Governance Committee receives an annual report regarding the Code from the General Counsel.

Board Size

The board currently consists of 11 individuals and functions independently of management. The board is currently comprised of 10 non-management directors and the CEO. Individual directors are proposed for election annually. We have proposed all 11 directors to be nominated for election at the meeting.

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Key Responsibilities of the Board

The fundamental responsibility of the board is to supervise the management of the business and affairs of Thomson Reuters. The table below highlights primary activities and topics from the board’s 2017 work plan.

Meeting	2017 Primary Activities/Topics
January	• Annual operating plan • Dividend policy and share repurchase program • Transformation program update • Financial & Risk business update • Talent and succession planning
March	• Annual disclosure and corporate governance documents (annual report, management proxy circular, financial statements) • Executive compensation • Transformation program update • Technology update
May	• Reuters News business update • Financial & Risk business update • Customer experience transformation program • Annual renewal of normal course issuer bid program
September	• Corporate strategy • Tax & Accounting business strategy • Legal business strategy • Financial & Risk business strategy
October	• Proposed business unit acquisition
November	• Financial & Risk • Capital strategy • Customer experience transformation program
December	• Financial & Risk • Growth strategy for Legal and Tax & Accounting businesses
Periodically

• Strategic and management discussions related to individual businesses or sectors

• Reports from the Chairs of the Audit, Corporate Governance and HR Committees

• Enterprise risk management (ERM)

• Proposed significant acquisitions and dispositions

• Product updates

• Proposed capital markets transactions

• In-camera meetings with the CEO only (typically at the start and end of each in-person meeting)

• In-camera meetings of non-management directors only

• In-camera meetings of independent directors only

• Competitive analysis

Strategic Planning

The board plays an important role in strategic planning and direction throughout the year.

In January, the board meets with management to review, discuss and approve the final version of our annual operating plan, which is prepared by our CEO, CFO and other senior executives. The plan typically addresses:

•	Opportunities

•	Risks

•	Competitive position

•	Business outlook

•	Preliminary full-year financial results

•	Financial projections for a three-year period

•	Other key performance indicators

•	Annual dividend and share repurchase program recommendations

Page 26    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Throughout the year, the board and management discuss our progress against the plan. The board focused its in-person meeting in September on corporate strategy. As part of this meeting, directors had an in-depth discussion about our company’s strategic plans with our CEO, CFO, Chief Strategy Officer and other senior executives. Strategy discussions typically cover topics such as technology, the current condition of our business segments, future growth potential of our businesses and the key market segments that we serve, and how we are seeking to increase shareholder value.

While the January and September meetings focus on strategic planning, the board also discusses various strategic issues with management at other meetings during the year. For example, the board discussed our capital strategy with the CFO and the Treasurer at the November meeting. In addition, various presidents of our business units provide updates to the board at meetings during the year and those discussions typically address the unit’s current operations and strategic objectives.

Risk Oversight

The board is responsible for confirming that a system is in place to identify the principal risks facing Thomson Reuters and that appropriate procedures and systems are in place to monitor, mitigate and manage those risks.

The ERM process at our company includes:

•	identifying the most significant operational, strategic, reputational, financial and other risks in each of our business units as well as for our corporate center, considering both the external environment as well as internal changes related to structure, strategy and processes;

•	assessing which of these risks individually or together with other identified risks could have a significant impact on Thomson Reuters as an enterprise if they were to materialize; and

•	developing and implementing action plans for the enterprise risks and reviewing them periodically at a corporate and board level.

Our enterprise risk management (ERM) process is designed to enhance the identification and mitigation of risk throughout Thomson Reuters and assist the board and the Audit Committee with oversight responsibility for risk management.

In 2016, we created a new management risk committee to track and monitor enterprise risks. This committee assesses the status of identified risks and reviewing the adequacy of applicable mitigation plans. The management risk committee is co-chaired by the Chief Transformation Officer and the General Counsel, who provide direction, prioritization, executive support and communication. Executives responsible for specific risk mitigation periodically report to the Audit Committee, the board or other board committees, as appropriate. Risk committee members are comprised of various Thomson Reuters senior leaders from Corporate functional departments and each business unit. An ERM owner who works with the risk committee to plan the annual process is also responsible for collecting and consolidating Corporate and business unit identified risks.

For our business units and functional departments, ERM is an ongoing process under continuous management review. We involve our Corporate Compliance and Audit department in the review of certain identified risks, as appropriate or upon request. Mr. Smith’s executive committee undertakes a formal risk review at least annually.

As discussed later in the circular, the Audit Committee is primarily responsible for overseeing management’s ERM process. Enterprise risk owners report to the Audit Committee, the board or a different board committee during the year regarding their identified enterprise risks.

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to the company’s overall business strategy. Please see the “Compensation Discussion and Analysis” section of this circular for additional information regarding why we believe that our compensation programs do not incentivize our executives to take unnecessary or excessive risks.

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Separate Chairman and CEO

The roles and responsibilities of the Chairman and the CEO of our company are separate to allow for more effective oversight and to hold management more accountable.

•	As Chairman, David Thomson seeks to ensure that the board operates independently of senior management. The Chairman is responsible for chairing board meetings, ensuring that the board and its committees have the necessary resources to support their work (in particular, accurate, timely and relevant information), and maintaining an effective relationship between the board and senior management.

•	As CEO, Jim Smith is principally responsible for the management of the business and affairs of Thomson Reuters in accordance with the strategic plan and objectives approved by the board.

Deputy Chairman

David Binet is the board’s Deputy Chairman. The Deputy Chairman works collaboratively with the Chairman and assists the Chairman in fulfilling his responsibilities. The Deputy Chairman also engages in regular dialogue with the Chairman, the CEO and the Lead Independent Director to reinforce our culture of good governance; serves as an ambassador for Thomson Reuters; and performs additional duties as may be delegated to him by the Chairman or the board from time to time.

Lead Independent Director

Vance Opperman is the board’s Lead Independent Director. Among other things, responsibilities of our Lead Independent Director include chairing meetings of the independent directors; in consultation with the Chairman, Deputy Chairman and CEO, approving meeting agendas for the board; as requested, advising the CEO on the quality, quantity, appropriateness and timeliness of information sent by management to the board; and being available for consultation with the other independent directors as required.

Position Descriptions

Position descriptions for the Chairman, the chair of each committee and the Lead Independent Director have been approved by the board and help ensure the independent operations of the board and its committees.

Meetings with and without the CEO/Management

Our board typically begins each in-person meeting with an “in-camera” session with the CEO, but no other members of management. This is intended to give the CEO an opportunity to discuss his objectives for the day’s meeting, and for directors to express preliminary observations based on their prior review of meeting materials. This permits a more effective use of time in the board meeting. A similar session is typically held with the CEO at the end of the meeting, followed by a meeting of the board without the CEO or other members of management present. Board committees also utilize “in-camera” meetings for discussions without the CEO or members of management present.

Meetings of Independent Directors

At least once each year, the board meets without the CEO and without the directors affiliated with Woodbridge. These meetings of the independent directors, which follow a regularly scheduled board meeting, are chaired by the Lead Independent Director. The Lead Independent Director develops the agenda for these meetings, although discussion has not been limited to it. The agenda generally addresses any issues that might be specific to a public corporation with a controlling shareholder. The Lead Independent Director reports to the Chairman, Deputy Chairman and the CEO on the substance of these meetings to the extent that action is appropriate or required. Two meetings of the independent directors took place in 2017 which were presided over by Mr. Opperman.

Secretary

Deirdre Stanley, Executive Vice President and General Counsel, is also Secretary to the board. Directors have access to the advice and services of the Secretary.

Access to Management and Professional Advisors

The board has access to members of management and professional advisors. The board and its committees may invite any member of senior management, employee, outside advisor or other person to attend or report at any of their meetings. The board and any of its committees are able to retain an outside independent professional advisor at any time at the expense of our company and have the authority to determine the advisor’s fees and other retention terms. Individual directors are able to retain an outside independent professional advisor at the expense of our company subject to notifying the Corporate Governance Committee in advance.

The HR Committee retains an independent consulting firm to advise it on compensation matters relating to senior management. The independent consulting firm also reviews executive compensation programs and provides guidance and analysis on plan

Page 28    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

design and market trends and practices. The HR Committee also utilizes and relies upon market survey data provided by a consulting firm regarding executive compensation for organizations of comparable size and scope with which Thomson Reuters is most likely to compete for executive talent. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

Delegation of Authority

To clarify the division of responsibility between the board and management, the board has adopted a delegation of authority policy. This policy delegates certain decision-making and operating authority to senior management and has been adopted by the board in order to enhance our internal controls and allow management appropriate flexibility to deal with certain matters without obtaining specific board approval. The board also delegates certain responsibilities to the Audit Committee, Corporate Governance Committee and HR Committee, and oversees the committees’ fulfillment of their responsibilities. The responsibilities of each committee are described in more detail below.

Director Attendance

The board meets regularly in order to discharge its duties effectively. Directors are expected to attend all meetings of the board including committee meetings, if applicable, and annual meetings of shareholders. The following table provides information about the number of board and committee meetings in 2017.

Number of Meetings
Board	9
Audit Committee	8
Corporate Governance Committee	8
HR Committee	7

Five of the board’s nine meetings in 2017 were held in person. Four special meetings were held telephonically during the year, three of which related to our company’s proposed Financial & Risk partnership.

The following table sets forth the attendance of our directors at board and committee meetings in 2017. In 2017, average attendance for these individuals at all board and committee meetings was 96% and approximately 95%, respectively.

	Meetings Attended
Director	Board	% Board Attendance	Audit Committee	Corporate Governance Committee	HR Committee	Committee Total	Total Meetings	Total%
David Thomson	9 of 9	100%	–	–	–	–	9 of 9	100%
James C. Smith	9 of 9	100%	–	–	–	–	9 of 9	100%
Sheila C. Bair	8 of 9	89%	8 of 8	–	–	8 of 8	16 of 17	94%
David W. Binet	8 of 9	89%	–	7 of 8	7 of 7	14 of 15	22 of 24	92%
W. Edmund Clark, C.M.	9 of 9	100%	–	7 of 8	7 of 7	14 of 15	23 of 24	96%
Michael E. Daniels[1]	7 of 9	78%	–	7 of 8	5 of 7	12 of 15	19 of 24	79%
Vance K. Opperman	9 of 9	100%	8 of 8	8 of 8	7 of 7	23 of 23	32 of 32	100%
Kristin C. Peck	9 of 9	100%	–	–	7 of 7	7 of 7	16 of 16	100%
Barry Salzberg[2]	9 of 9	100%	8 of 8	6 of 6	–	14 of 14	23 of 23	100%
Peter J. Thomson	9 of 9	100%	–	–	–	–	9 of 9	100%
Wulf von Schimmelmann	9 of 9	100%	8 of 8	–	–	8 of 8	17 of 17	100%

1	Mr. Daniels was appointed to the Audit Committee in April 2018 and did not attend any of that committee’s meetings in 2017.
2	Mr. Salzberg was appointed to the Corporate Governance Committee in May 2017.

Mary Cirillo and P. Thomas Jenkins served on the board between January 1, 2017 and May 3, 2017 and did not stand for re-election last year. In 2017, Ms. Cirillo attended 3 of 3 board meetings, 2 of 2 meetings of the Corporate Governance Committee and 3 of 4 meetings of the HR Committee. Mr. Jenkins attended 3 of 3 board meetings and 4 of 4 meetings of the Audit Committee.

Sir Kenneth Olisa resigned from the board on January 30, 2018. In 2017, Sir Kenneth attended 7 of 9 board meetings and 8 of 8 meetings of the Audit Committee.

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Controlled Company

Our company is a “controlled company” as a result of Woodbridge’s ownership.

The NYSE corporate governance listing standards require a listed company to have, among other things, solely independent directors on its compensation committee and nominating/corporate governance committee. A “controlled company” (as defined by the NYSE) is a company of which more than 50% of the voting power is held by an individual, group or another company and is exempt from these requirements.

Supplemental guidelines issued by the Canadian Coalition for Good Governance (CCGG) address controlled companies. A “controlled company” (as defined by CCGG) includes corporations with a controlling shareholder who controls a sufficient number of shares to be able to elect the board of directors or to direct the management or policies of the corporation.

While a majority of members of each of the Corporate Governance Committee and the HR Committee of our company are independent, the board believes it is appropriate for Messrs. Binet and Clark, who are not considered to be independent under applicable rules because of their affiliation with Woodbridge, to serve on these committees and has approved our reliance on the NYSE’s controlled company exemption to do so. CCGG has stated that it believes it is appropriate for directors who are related to the controlling shareholder to sit on these committees to bring the knowledge and perspective of the controlling shareholder to executive compensation, appointments and board nominations.

No directors affiliated with Woodbridge serve on our Audit Committee, which is required to have solely independent directors.

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Board Committees

This section provides information about the board’s three committees (Audit, Corporate Governance and HR), including each committee’s responsibilities, members and activities in 2017. Additional information about each committee is provided below. The following table sets forth the membership of our three board committees.

Committee Membership
Name of Director	Audit Committee	Corporate Governance Committee	HR Committee
Sheila C. Bair	✓
David W. Binet		✓	✓
W. Edmund Clark		✓	✓ (Chair)
Michael E. Daniels	✓	✓	✓
Vance K. Opperman	✓	✓ (Chair)	✓
Kristin C. Peck			✓
Barry Salzberg	✓ (Chair)	✓
Wulf von Schimmelmann	✓
Total	5	5	5

Each of the board’s committees has a charter. The charters are reviewed annually by the relevant committee and the Corporate Governance Committee. These charters and a committee chair position description are publicly available at www.thomsonreuters.com.

Audit Committee

Responsibilities

The Audit Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the integrity of financial statements and other financial information relating to our company;

•	risk management and compliance with legal and regulatory requirements;

•	the qualifications, independence and performance of the independent auditor (PricewaterhouseCoopers LLP);

•	the adequacy and effectiveness of our internal control over financial reporting and disclosure controls and procedures;

•	the effectiveness of the internal audit function; and

•	any additional matters delegated to the Audit Committee by the board.

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In the course of fulfilling its mandate, the Audit Committee focused on several topics in 2017, which are reflected in the work plan below.

2017 Primary Audit Committee Activities

• Review and discuss the company’s annual and quarterly consolidated financial statements and related MD&A;

• Review our earnings press releases;

• Receive periodic updates from our Corporate Compliance and Audit Department on the internal audit plan and process, internal control over financial reporting and fraud-related matters;

• Receive periodic updates from senior management on topics such as tax, treasury, accounting and cybersecurity;

• Review and discuss the company’s enterprise risk management (ERM) process with the General Counsel and other members of senior management, including the steps and processes taken to identify, assess, monitor and mitigate risks that are viewed as more significant;

• Review the scope and plans for the audit of our company’s financial statements;

• Review and approve fees to be paid to PricewaterhouseCoopers LLP for its services;

• Discuss with PricewaterhouseCoopers LLP:

• its independence from Thomson Reuters (and receiving disclosures from PricewaterhouseCoopers LLP in this regard),

• all critical accounting policies and practices used or to be used by Thomson Reuters,

• all alternative treatments of financial information within IFRS that have been discussed with management, ramifications of the use of such alternative treatments and the treatment preferred by the auditor, and

• all other matters required to be communicated under IFRS.

Financial Literacy

All members of the Audit Committee are financially literate in accordance with applicable Canadian and U.S. securities rules. Mr. Salzberg qualifies as an “audit committee financial expert” (within the meaning of applicable SEC rules) and meets applicable tests for accounting or related financial management expertise within the meaning of NYSE listing standards.

Audit Committee Members’ Education and Experience

The following is a brief summary of the education and experience of each member of the Audit Committee that is relevant to the performance of his or her responsibilities. In May 2017, Mr. Salzberg became the new Chair of the Audit Committee. Mr. Opperman had previously served as the Chair of the Audit Committee for over 15 years and remains a member of the committee. Mr. Daniels was appointed to the Audit Committee in April 2018.

Audit Committee Member	Education/Experience
Barry Salzberg (Chair)

• Former Global Chief Executive Officer of Deloitte Touche Tohmatsu Limited

• Professor at Columbia Business School

• Degree in accounting from Brooklyn College, JD from Brooklyn Law School and LLM in Tax from New York University

Sheila Bair

• Former Chair of the Federal Deposit Insurance Corporation (FDIC)

• Former Dean’s Professor of Financial Regulatory Policy for the Isenberg School of Management at the University of Massachusetts-Amherst

• Former Assistant Secretary for Financial Institutions at the U.S. Department of the Treasury

• Former Senior Vice President for Government Relations of the New York Stock Exchange

• Former Commissioner of the Commodity Futures Trading Commission

Michael E. Daniels

• Over 25 years of executive experience at IBM

• Former member of the Tyco International Ltd. audit committee

• Member of SS&C Technologies Holdings, Inc. and Johnson Controls International plc boards of directors

Vance K. Opperman

• Former President and COO of West Publishing Company

• President and CEO of Key Investment, Inc.

• Former Chair of Audit Committee of Thomson Reuters for over 15 years

• Member of TCF Financial Corporation audit committee

• Represented financial institutions in securities and financial regulations matters as a practicing attorney

Wulf von Schimmelmann	• Former CEO of Deutsche Postbank AG • Degree in Economic Sciences and Ph.D in Economics from the University of Zurich • Member of Maxingvest AG audit committee

Page 32    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Financial Reporting

The Audit Committee meets to discuss and review our:

•	annual and quarterly earnings releases; and

•	annual and quarterly management’s discussion and analysis (MD&A) and related financial statements.

As is customary for a number of global multinational companies, the board of directors has delegated review and approval authority to the Audit Committee for our quarterly earnings releases, MD&A and financial statements. Following the Audit Committee’s recommendation, the full board reviews and approves our annual MD&A and annual audited financial statements, as required by applicable law.

Prior to an Audit Committee meeting at which draft financial reporting documents will be discussed, a draft is distributed to the members of the Audit Committee for review and comment. The CFO and the Chief Accounting Officer and a representative from the independent auditor meet with the Chair of the Audit Committee to preview the audit-related issues which will be discussed at the Audit Committee meeting. At the Audit Committee meeting, the Chief Accounting Officer discusses the financial statements and disclosure matters and the Audit Committee members are given an opportunity to raise any questions or comments. The independent auditor also participates in the meeting. All of our directors are also provided with a draft and an opportunity to comment before or during the Audit Committee meeting. When the Audit Committee is satisfied with the disclosure, it provides its approval and the material is released.

For the annual report, a draft is distributed to the members of the board in advance of a board meeting for their review and approval. At the board meeting, directors are given an opportunity to raise any questions or comments.

Based upon the reports and discussions described in this circular, and subject to the limitations on the role and responsibilities of the Audit Committee in its charter, the Audit Committee recommended that our board approve the filing of the audited consolidated financial statements and related MD&A and their inclusion in our annual report for the year ended December 31, 2017.

Risk Management

The Audit Committee periodically meets with senior management to review the company’s controls and policies regarding risk assessment and risk management, including the steps and process taken to monitor and control risks.

In February 2017, senior management presented an overview of its 2017 enterprise risk management (ERM) process to the Audit Committee. The overview reflected key risks identified by management and a proposed calendar of future meetings for “deep dive” reviews and discussions about specific risks (at the board or Audit Committee level).

As part of its risk management oversight responsibilities, the Audit Committee met with management in 2017 to discuss financial regulatory compliance, treasury risk management, information security and disaster recovery initiatives and the external tax environment.

Independent Auditor

The Audit Committee is responsible for selecting, evaluating and recommending for nomination the independent auditor to be proposed for appointment or re-appointment. The Audit Committee recommended that PricewaterhouseCoopers LLP be re-appointed as our independent auditor to serve until our next meeting of shareholders in 2019 and that our board submit this appointment to shareholders for approval at the 2018 annual and special meeting of shareholders. In connection with recommending PricewaterhouseCoopers LLP, the Audit Committee considered the firm’s provision of services to Thomson Reuters over the last year, including the performance of the lead audit engagement partner and the audit team. The Audit Committee also reviewed the appropriateness of PricewaterhouseCoopers LLP’s fees in relation to the size of Thomson Reuters and its global footprint. The Audit Committee continues to be satisfied with PricewaterhouseCoopers LLP’s performance and believes that its continued retention as independent auditor is in the best interests of Thomson Reuters and its shareholders.

Throughout the year, the Audit Committee evaluates and is directly responsible for our company’s relationship with PricewaterhouseCoopers LLP. The Audit Committee appoints PricewaterhouseCoopers LLP as our independent auditor after reviewing and approving its engagement letter. The Audit Committee also determines PricewaterhouseCoopers LLP’s fees.

The Audit Committee and representatives from PricewaterhouseCoopers LLP meet several times during the year. In 2017, representatives from PricewaterhouseCoopers LLP attended each Audit Committee meeting and met with the Audit Committee in separate sessions.

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PricewaterhouseCoopers LLP is accountable to the Audit Committee and reports directly to the Audit Committee.

On an annual basis, before PricewaterhouseCoopers LLP issues its report on our company’s annual financial statements, the Audit Committee:

•	Confirms that PricewaterhouseCoopers LLP has submitted a written statement describing all of its relationships with Thomson Reuters that, in PricewaterhouseCoopers LLP’s professional judgment, may reasonable thought to bear on its independence;

•	Discusses any disclosed relationships or services, including any non-audit services, that PricewaterhouseCoopers LLP has provided to Thomson Reuters that may affect its independence;

•	Obtains written confirmation from PricewaterhouseCoopers LLP that it is independent with respect to Thomson Reuters within the meaning of the Rules of Professional Conduct adopted by the Ontario Institute of Chartered Accountants and the standards established by the Public Company Accounting Oversight Board; and

•	Confirms that PricewaterhouseCoopers LLP has complied with applicable law with respect to the rotation of certain members of the audit engagement team for Thomson Reuters.

The Audit Committee has also adopted a policy regarding its pre-approval of all audit and permissible non-audit services provided to our company by PricewaterhouseCoopers LLP.

•	The policy gives detailed guidance to management as to the specific types of services that have been pre-approved by the Audit Committee.

•	The policy requires the Audit Committee’s specific pre-approval of all other permitted types of services that have not already been pre-approved.

•	The Audit Committee periodically reviews a summary of services provided by the independent auditor in accordance with the pre-approval policy.

The Audit Committee’s charter allows the Audit Committee to delegate to one or more members the authority to evaluate and approve engagements in the event that the need arises for approval between Audit Committee meetings. Pursuant to this charter provision, the Audit Committee has delegated this authority to its Chair. If the Chair approves any such engagements, he must report his approval decisions to the full Audit Committee at its next meeting. For the year ended December 31, 2017, none of the audit-related, tax or all other fees of Thomson Reuters described above made use of the de minimis exception to pre-approval provisions contained in Rule 2-01(c)(7)(i)(c) of SEC Regulation S-X and Section 2.4 of the Canadian Securities Administrators’ Multilateral Instrument 52-110 (Audit Committees).

Internal Audit and Internal Control Over Financial Reporting

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with international financial reporting standards. Our company has adopted the Committee of Sponsoring Organizations of the Treadway Commission guidance for implementing our internal control framework as part of compliance with the Sarbanes-Oxley Act and applicable Canadian securities law.

The Corporate Compliance and Audit department of our company, which performs an internal audit function, prepares and oversees the overall plan for our internal control over financial reporting.

Each year, Corporate Compliance and Audit identifies certain processes, entities and/or significant accounts to be within the scope of its internal control focus areas and testing for the year. In determining the proposed scope of its annual internal audit plan, the Corporate Compliance and Audit department identifies, assesses and prioritizes risk to Thomson Reuters and considers both quantitative and qualitative factors.

In the first quarter of 2017, Corporate Compliance and Audit presented an annual internal audit plan to the Audit Committee for its review and approval. The Corporate Compliance and Audit department then provided updates to the Audit Committee at meetings throughout the year. During the second half of 2017, the Corporate Compliance and Audit department tested applicable controls in order to achieve compliance with the required year-end evaluation of the effectiveness of the internal control system.

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Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2017. In February 2018, the Audit Committee reviewed and discussed with management its assessment and report on the effectiveness of our internal control over financial reporting as of December 31, 2017. The Audit Committee also reviewed and discussed with PricewaterhouseCoopers LLP its review and report on the effectiveness of our internal control over financial reporting.

The head of the Corporate Compliance and Audit department reports directly to the Audit Committee (with a dotted line reporting relationship to our CFO).

Disclosure and Communications Controls and Procedures

We have adopted disclosure controls and procedures to ensure that all information required to be disclosed by us in reports and filings with Canadian and U.S. securities regulatory authorities and stock exchanges and other written and oral information that we publicly disclose is recorded, processed, summarized and reported accurately and within the time periods specified by rules and regulations of the securities regulatory authorities. These disclosure controls and procedures are also designed to ensure that this information is accumulated and communicated to management (including the CEO and CFO), as appropriate, to allow timely decisions regarding required disclosure. The Audit Committee receives an annual update from management regarding the adequacy and effectiveness of our disclosure controls and procedures, including the role and responsibilities of management’s disclosure committee.

As required by applicable Canadian and U.S. securities laws, our CEO and CFO provide certifications that they have reviewed our annual and quarterly reports, that the reports contain no untrue statements or omissions of material facts and that the reports fairly present our financial condition, results of operations and cash flows. In addition, the CEO and CFO make certifications regarding our disclosure controls and procedures and internal control over financial reporting. Our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2017.

On a day-to-day basis, inquiries or other communications from shareholders, analysts and the media to management are answered by our investor relations and media relations departments or referred to another appropriate person in our company.

Senior executives meet regularly with financial analysts and institutional investors, and our earnings conference calls are broadcast live via webcast and are accessible to interested shareholders, the media and members of the public. Presentations given by senior executives at investor conferences are promptly made public in the “Investor Relations” section of our website. Some of our non-management directors have attended our Investor Day meetings with analysts and major shareholders.

Whistleblower Policy

The Audit Committee has adopted procedures for the receipt, retention and treatment of complaints received by our company regarding accounting, internal accounting controls, auditing matters, and disclosure controls and procedures, as well as procedures for the confidential, anonymous submission of concerns by our employees regarding questionable accounting, internal accounting controls, auditing matters or disclosure controls and procedures. These procedures are set forth in the Thomson Reuters Code of Business Conduct and Ethics, which is described earlier in this circular.

Corporate Governance Committee

The Corporate Governance Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	our company’s overall approach to corporate governance;

•	the size, composition and structure of the Thomson Reuters board and its committees, including the nomination of directors;

•	orientation and continuing education for directors;

•	related party transactions and other matters involving actual or potential conflicts of interest; and

•	any additional matters delegated to the Corporate Governance Committee by the board.

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The following table sets forth the Corporate Governance Committee’s work plan for 2017.

2017 Primary Corporate Governance Committee Activities

• Review size, composition and structure of the board for effective decision-making

• Assess director independence, financial literacy and audit committee financial expert status

• Report on the results of board, committee and director review processes

• Nominate directors for the annual meeting

• Review director compensation

• Review corporate governance disclosure for draft proxy circular

• Review corporate governance guidelines and committee charters

• Review committee composition and chairs

• Board succession planning

• Review external analysis of proxy circular and other shareholder group assessments

• Plan board, committee and director assessments

• Review compliance with Thomson Reuters Trust Principles

• Report on effectiveness of Thomson Reuters Code of Business Conduct and Ethics

Periodically

• Review orientation and continuing education initiatives for directors

• Review position descriptions for Board

• Review related party transactions and conflicts of interest

• Monitor developments in corporate governance and recommend appropriate initiatives as part of overall approach to governance

• Consider agenda for meeting of independent directors

• Review Board and CEO expenses

• Review delegation of authority

• Review share ownership expectations and compliance

• Approve any waivers of Code of Business Conduct and Ethics

• Monitor relationships between senior management and the Board

• Be available as a forum for addressing the concerns of individual directors

• Review D&O insurance

Skills and Experiences of Directors

We believe that our board reflects an appropriate mix of directors with different skills and experiences. The following table, or skills matrix, summarizes the skills and areas of experience indicated by each director nominee proposed to be elected at the annual and special meeting of shareholders. Our board believes that these skills and experiences are necessary for it to carry out its mandate. The Corporate Governance Committee takes our skills matrix into consideration when identifying potential new director candidates. The skills matrix is reviewed and updated annually.

Accounting/Audit			X				X		X		X
Board experience (with other companies)	X	X	X	X	X	X	X		X	X	X
Corporate governance	X	X	X	X	X	X	X		X	X	X
Corporate social responsibility (CSR)	X	X	X	X	X	X	X	X	X		X
Executive leadership	X	X	X	X	X	X	X	X	X		X
Finance		X	X	X	X	X	X	X	X		X
Government relations/public sector			X		X	X	X	X	X
Human Resources	X	X		X	X	X	X	X	X		X
Industries in which Thomson Reuters Business Units operate	X	X	X	X	X	X	X	X	X	X	X
International business	X	X	X	X	X	X	X	X	X	X	X
Investment management	X			X	X		X			X
Legal			X	X			X		X
M&A		X		X	X	X	X	X	X	X
Media/Publishing	X	X	X	X			X			X
Operations	X	X	X		X	X	X	X	X		X
Risk management	X		X		X	X	X		X		X
Sales & Marketing	X	X				X	X	X
Strategy	X	X		X	X	X	X	X	X		X
Tax					X		X		X
Technology		X				X	X		X	X	X

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Director Qualifications, Recruitment, Board Size and Appointments

The Corporate Governance Committee is responsible for assessing the skills and competencies of current directors, their anticipated tenure and the need for new directors. The Corporate Governance Committee retains a professional search firm to assist it in identifying and evaluating potential director candidates. Through its search firm, the Corporate Governance Committee maintains an evergreen list of potential director candidates.

The Corporate Governance Committee recommends candidates for initial board membership and board members for re-nomination. Recommendations are based on character, integrity, judgment, skills and competencies, business experience, record of achievement and any other attributes that would enhance the board and overall management of the business and affairs of our company. Diversity is among these other attributes as the Corporate Governance Committee believes that having a diverse board enhances board operations. While the Corporate Governance Committee focuses on finding the best qualified candidates for the board, a nominee’s diversity may be considered favorably in his or her assessment. The Corporate Governance Committee does not specifically define diversity, but values diversity of thought, style, experience, culture, race, color, gender, geographic background, national origin, religion, gender identity and expression, sexual orientation, disability and age.

In identifying candidates for election or re-election, the board and the Corporate Governance Committee consider the level of representation of women on the board. Two of the 11 director nominees proposed for election (approximately 18%) at this year’s meeting are women. When the Corporate Governance Committee engages a professional search firm to help identify and evaluate director candidates, the search firm is advised that identifying women candidates is one of the board’s priorities (along with directors that have technology background and experience).

The Corporate Governance Committee looks at the totality of factors that would enhance the board and overall management of the business and affairs of our company. Therefore, it has not adopted a formal written policy to identify or nominate women directors or targets for the percentage of women directors as the board does not focus on fixed numbers or percentages for any selection criteria.

Director Orientation and Continuing Education

All new directors are provided with an orientation upon election or appointment to the board, which includes:

•	Induction materials describing our business, our corporate governance structure and related policies and information; and

•	Meetings with the Chairman, Lead Independent Director, CEO, CFO and other executives.

The board’s secure website, management reports and other means of communication provide directors with information to ensure their knowledge and understanding of our business remain current.

Largely in connection with board and committee meetings, members of senior management prepare memoranda and presentations on strategic and operating matters which are distributed to the directors. These board papers are often prepared in connection with matters that require director approval under our policies or applicable law and are also used to inform the directors about developments that senior management believe should be brought to the directors’ attention. The board also periodically receives reports on other non-operational matters, including corporate governance, taxation, pension and treasury matters.

To facilitate ongoing education, the directors are entitled to attend external continuing education opportunities at the expense of Thomson Reuters. The Corporate Governance Committee is responsible for confirming that procedures are in place and resources are made available to provide directors with appropriate continuing education opportunities. As part of our most recent board effectiveness review process, directors indicated they were pleased to continue on this basis.

Site Visits

In 2017, the Corporate Governance Committee continued its director continuing education/orientation program by facilitating visits by directors to a Thomson Reuters site. The board coordinates the timing of these site visits to coincide with regularly scheduled board meetings. This allows substantially all of the directors to participate in the site visits at the same time and then attend a board meeting as part of one trip. The visits are designed to:

•	Enable directors to update themselves first hand on our key businesses, products and services;

•	Provide an opportunity for directors to interact with key executives, high potential talent and customers; and

•	Give a broader selection of current and future executives the opportunity to meet directors.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 37

In November 2017, the board held a meeting and had a site visit in Baar, Switzerland. Our Enterprise Technology & Operations group is based in that office. Directors also had an opportunity to meet with staff of the Thomson Reuters Lab based in Baar. The lab supports our innovation initiatives and focuses on emerging technologies.

Feedback on this program from directors and location hosts has been positive and it is expected to continue in 2018.

Conflicts of Interest and Transactions Involving Directors or Officers

In the case of any potential or actual conflict of interest, each director is required to inform the board and executive officers are required to inform the CEO. We also ask our directors and executive officers about potential or actual conflicts of interest in annual questionnaires. Our policies on conflicts of interest are reflected in our Code of Business Conduct and Ethics, our Corporate Governance Guidelines and in supplemental guidance that the board approved in 2017.

Unless otherwise expressly determined by the board or relevant committee of the board, a director who has a conflict of interest in a matter before the board or such committee must not receive or review any written materials related to the conflict subject area, nor may the director attend any part of a meeting during which the matter is discussed or participate in any vote on the matter, except where the board or the applicable committee has expressly determined that it is appropriate for him or her to do so. Significant related party transactions are considered by the Corporate Governance Committee or, where appropriate, a special committee of independent directors or the full board. If a director has a significant, ongoing and irreconcilable conflict, voluntary resignation from the board or the conflicting interest may be appropriate or required.

For more information about related party transactions in the last two years, please see the management’s discussion and analysis (MD&A) section of our 2017 annual report.

Board Effectiveness Review

The Corporate Governance Committee oversees an annual review of the effectiveness of the board, its committees and individual directors. The Lead Independent Director (who is also the Chair of the Corporate Governance Committee) meets individually with each director during the year. The Lead Independent Director subsequently provides an update to the Corporate Governance Committee regarding his discussions with individual directors.

From time to time, director questionnaires or surveys are sent to members of the board to seek feedback and input on the board’s and committees’ supervision of senior management, strategic planning, risk management, financial reporting, disclosure, governance as well as on the conduct and effectiveness of board and committee meetings. Results from questionnaires/surveys are initially discussed with the Corporate Governance Committee and an update is provided to the board.

Annually, the board reviews its responsibilities by assessing our corporate governance guidelines and each committee of the board performs an annual review of its charter. The Corporate Governance Committee also reviews various position descriptions on an annual basis.

The Corporate Governance Committee believes that each director continues to be effective and that each director has demonstrated a commitment to his or her role on the board and its committees. Based on the Corporate Governance Committee’s recommendations, the board recommends that all of the director nominees be elected at the meeting to be held on June 6, 2018, as each of them continues to bring valuable skills and experience to the board and its committees.

HR Committee

The HR Committee is responsible for assisting the board in fulfilling its oversight responsibilities in relation to:

•	the compensation of the CEO and senior management;

•	the selection and retention of senior management;

•	planning for the succession of senior management;

•	talent and professional development initiatives for senior management;

•	diversity initiatives;

•	the management of pension and significant benefit plans for employees; and

•	any additional matters delegated to the HR Committee by the board.

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The following table provides an overview of the HR Committee’s work plan for 2017.

2017 Primary HR Committee Activities

• Compensation review for the CEO and other members of his executive committee

• Annual individual performance evaluation of the CEO and review of evaluations of other members of his executive committee

• Approve 2016 annual and long-term incentive award payouts

• Approve 2017 annual and long-term incentive awards and targets

• Approve compensation disclosure in the annual management proxy circular

• Talent reviews

• Succession planning reviews

• Compensation program risk assessment

• Compensation trends review

• Equity share plan reserve analysis

• “Say on pay” modeling

• Retirement plans review

• Review employee engagement survey results

• Review CEO position description

• Review senior management’s share ownership guidelines

• Periodic consideration of certain new senior executive hirings and terminations

• Compensation and talent aspects of the proposed Financial & Risk partnership

The following is a brief summary of the experience of each member of the HR Committee that is relevant to the performance of his or her responsibilities.

HR Committee Member	Experience
W. Edmund Clark, C.M. (Chair)	• Former Group President and Chief Executive Officer of TD Bank Group • Familiarity with global compensation standards
David W. Binet	• Former member of the Compensation Committee of CTV Globemedia • Secretary to the Thomson Reuters HR Committee for 12 years
Michael E. Daniels	• Over 25 years of executive experience at IBM • Familiarity with global compensation standards • Chair of Johnson Controls International plc compensation committee
Vance K. Opperman	• Former President and COO of West Publishing Company • President and CEO of Key Investment, Inc. • Chair of TCF Financial Corporation compensation committee
Kristin C. Peck	• President of U.S. operations at Zoetis and member of leadership team • Former member of Pfizer executive leadership team and HR leadership team

Compensation Planning

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs. A detailed discussion of the HR Committee’s responsibilities in this area is provided in the “Compensation Discussion and Analysis” section of this circular.

CEO Performance Evaluation and Objectives Setting

The HR Committee assists the board in setting objectives each year for the CEO. The HR Committee evaluates the performance of the CEO against these objectives at year end. The HR Committee reports to the full board on the objectives for the forthcoming year and the performance against objectives in the preceding year. The HR Committee also maintains a written position description for the CEO.

Succession Planning, Talent Management and Diversity

The HR Committee oversees succession planning and talent management by devoting significant time reviewing our practices and progress with the CEO and Chief People Officer. The HR Committee focuses on the performance of the senior leadership team as well as talent management activities, particularly succession plans and the pipeline for the most senior leadership roles. In addition to a formal annual review of succession plans, the HR Committee deepens its knowledge of potential successors through in-depth executive assessments and systematic exposure to high potential individuals.

We seek to have talent management activities well embedded in Thomson Reuters. The leadership team of each business unit and function is expected to review its bench strength, pipeline and succession plans in light of its proposed business strategy and identify actions to develop potential successors and to reduce any gaps in the pipeline. This exercise is traditionally carried out at least annually at our company, in addition to ongoing review of progress on development actions. The CEO and the Chief People Officer review succession and action plans for more senior leadership roles and they also identify organization-wide opportunities,

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 39

challenges and risks. The CEO and Chief People Officer also review and approve the overall talent strategy for our company, including sponsoring key development programs and experiences to build a robust, global and diverse leadership bench. Our talent management program focuses not only on the most senior executives, but places increasing emphasis on identifying and developing high potential individuals who are not yet in senior leadership roles.

We believe that the diversity of our talents, ideas and experiences is a true strength at Thomson Reuters. At Thomson Reuters, we foster an inclusive workplace where all employees are valued and have the opportunity to reach their full potential. To drive innovation and deliver competitive advantage, we embrace diversity of thought, style, experience, culture, race, color, gender, national origin, religion, gender identity and expression, sexual orientation, disability, age, marital status, citizen status and veteran status.

We recognize that diversity enhances culture and creates value for employees, customers and shareholders. We are actively engaged in promoting diversity to enrich culture and foster innovation through diversity of thought and perspective and embedding it into our broader talent management programs in order to deliver and drive business results.

Thomson Reuters is committed to global equality, diversity and inclusivity for all employees. We recognize and celebrate differences in gender, while working towards equal representation at all levels of our business. We do this because an open and inclusive culture drives increased engagement, productivity, innovation and economic growth. We believe diverse organizations perform better and our employees and customers expect this.

We have been strengthening our culture of inclusion through a variety of strategic initiatives, including:

•	Business Resource Groups – With local chapters around the globe, our Business Resource Groups create awareness and understanding of the diverse backgrounds and experiences represented throughout our business. These groups partner with the business to support professional development, assist with recruitment and retention, identify unique market opportunities and help drive business development. These groups include the Asian Affinity Network, Black Employee Network, Early Careers Network, Global Disability Employee Network, Latino Employee Network, Pride at Work (for Lesbian, Gay, Bisexual, Transgender Employees & Friends), Veterans Network and Women @ Thomson Reuters.

•	Thomson Reuters Diversity & Inclusion Index – The launch of the Diversity & Inclusion (D&I) Index in September 2016 reinforces Thomson Reuters vision of delivering news, information and analytics to the global financial and corporate communities. The D&I Index uses 24 metrics across four key categories: Diversity, Inclusion, People Development and News Controversies to create a ranking of the top 100 most diverse and inclusive global publicly traded companies. The index ratings are supported by Thomson Reuters environmental, social, and governance (ESG) data, designed to transparently and objectively measure the relative performance of over 5,000 companies and provide clients with differentiated insight.

•	Women’s Advisory Task Force – Chaired by our CEO, the Women’s Advisory Task Force is focused on increasing the number of women in leadership roles through targeted leadership development programs, career sponsorship opportunities and positioning Thomson Reuters as a premier company for women.

•	Career Sponsorship Program – Led by our CEO’s executive committee, the Career Sponsorship Program focuses on our senior high potential female leaders identified through talent reviews. The program is designed to accelerate their growth, enhance their network and position them for career success. Over 90% of Career Sponsorship Program participants have had one or more lateral movements or promotions.

•	Leadership Program for Women – This program is focused on developing high potential women leaders by enhancing leadership skills, sharing strategies for business success and networking with and learning from other Thomson Reuters leaders. Since its launch in 2012, 219 women have participated. Women who completed this program have higher retention and engagement rates compared to those who have not attended and over 98% report being better equipped to advance their careers at Thomson Reuters.

•	Emerging Women in Leadership – This program is designed for early career high potential women, aims to help participants realize their strengths, enhance their ability to manage challenging situations and gain clarity on career goals and direction. Since its launch in 2011, over 591 women have participated in this program.

•	Diversity & Inclusion Councils – Our diversity and inclusion councils play a crucial role in aligning our global diversity and inclusion strategy with regional and functional priorities. These councils also help ensure diversity and inclusion events are relevant, culturally appropriate and focused on the business needs of a particular location.

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•	Learning Focus – From new hire orientation to management and leadership training to an online training and resources, we focus on developing global mindsets and creating an understanding of diversity and inclusion throughout our organization. As of the end of 2017, 29% of our employees had completed the online diversity and inclusion e-learning training program which highlights the business case for diversity and inclusion, underscores the impact of micro-inequities and demonstrates how to create an inclusive workplace. Additionally, as of year-end 2017, approximately 1,760 managers had completed training on unconscious bias and more than 6,300 employees had increased their intercultural agility through training.

•	Measurement – Our diversity and inclusion strategy is reviewed annually to ensure progress and alignment with the overall business goals. Additionally, we monitor results around external awards and benchmarking; employee engagement; completion of training; participation in global events and campaigns; and diverse representation including gender and racial/ethnic minorities.

Our talent management program focuses not only on the most senior executives, but places increasing emphasis on identifying and developing high potential individuals who are not yet in senior leadership roles.

As of April 1, 2018, 75 of our 236 global senior executives were women (approximately 32%). When we have openings or new roles, slates are expected to have diverse representation, meaning at least one difference in ethnicity or gender. Currently, four of the 13 members of the CEO’s executive committee (31%) are women. Our Financial & Risk business is our major subsidiary. Two of the nine members of the Executive Leadership Team of our Financial & Risk business (approximately 22%) are women. Four of the 17 members of the Executive Leadership Team of our Legal business (24%) are women, including its President, Susan Taylor Martin.

We are committed to ongoing progress in creating a fair and equitable environment at Thomson Reuters and are striving to have a minimum of 40% female representation in senior leadership roles globally.

The HR Committee’s annual review includes an update on these wider-reaching and longer-term activities in addition to the focus on succession planning and other talent management activities.

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About Our Independent Auditor

HIGHLIGHTS

•	We are proposing to re-appoint PricewaterhouseCoopers LLP (U.S.) as our independent auditor for another year until the 2019 annual meeting of shareholders.

The board unanimously recommends that PricewaterhouseCoopers LLP (U.S.) be appointed as the auditor of our company, to hold office until the next annual meeting of shareholders. It is also recommended that the board be authorized to fix the remuneration of PricewaterhouseCoopers LLP (U.S.).

The following table sets forth fees related to services rendered by PricewaterhouseCoopers LLP and its affiliates in 2017 and 2016.

(in millions of U.S. dollars)	2017	2016
Audit fees	$19.7	$21.2
Audit-related fees	4.8	13.6
Tax fees	3.2	3.6
All other fees	0.2	0.2
Total	$27.9	$38.6

The following are descriptions of fees for services rendered by PricewaterhouseCoopers LLP in 2017 and 2016.

Audit Fees

These audit fees were for professional services rendered for the audits of consolidated financial statements, reviews of interim financial statements included in periodic reports, audits related to internal control over financial reporting, statutory audits and services that generally only the independent auditor can reasonably provide, such as comfort letters and consents. These services included French translations of our financial statements, MD&A and financial information included in our interim and annual filings and prospectuses and other offering documents.

Audit-related Fees

These audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the financial statements and are not reported under the “audit fees” category above. These services included subsidiary carve-out audits (including for the proposed sale of a majority stake in our Financial & Risk business in 2017 and for the sale of our Intellectual Property & Science business in 2016), transaction due diligence, SSAE 16 engagements, licensing of technical research material, audits of various employee benefit plans and agreed-upon procedures principally related to executive compensation reporting in the management proxy circular.

Tax Fees

Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation and review of corporate and expatriate tax returns, assistance with tax audits and transfer pricing matters, advisory services relating to federal, state, provincial and international tax compliance, and restructurings, mergers and acquisitions.

All Other Fees

Fees disclosed in the tables above under the item “all other fees” were for services other than the audit fees, audit-related fees and tax fees described above. These services include independent benchmarking services and IT information security assessments.

Pre-approval Policies and Procedures

Information regarding our policy regarding pre-approval of all audit and permissible non-audit services is set forth in the corporate governance disclosure included earlier in this circular.

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Amendments to Our Articles of Amalgamation

HIGHLIGHTS

•	We are proposing certain amendments to our Articles of Amalgamation related to the Thomson Reuters Trust Principles and the consent rights of the Thomson Reuters Founders Share Company.

On January 30, 2018, we announced that we signed a definitive agreement to enter into a strategic partnership related to our Financial & Risk business. We have agreed to sell a 55% majority stake in our Financial & Risk business to a new acquisition vehicle formed by private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. We will retain a 45% interest in the Financial & Risk business. We will also maintain full ownership of our Legal, Tax & Accounting and the Reuters News businesses.

Our company is dedicated to upholding the Thomson Reuters Trust Principles and to preserving its independence, integrity and freedom from bias. The Thomson Reuters Founders Share Company was established in 1984 when Reuters became a public company. The Thomson Reuters Founders Share Company has certain rights and powers to safeguard the Thomson Reuters Trust Principles under our Articles and pursuant to other arrangements in place between the Thomson Reuters Founders Share Company, our company and Woodbridge.

We agreed with the Thomson Reuters Founders Share Company to make certain modifications to the Thomson Reuters Trust Principles arrangements alongside the Financial & Risk transaction. Details about the modifications can be found in our material change report dated February 5, 2018, a copy of which has been filed on the Canadian Securities Administrators’ SEDAR website at www.sedar.com, and on the EDGAR section of the Securities and Exchange Commission’s (SEC) website at www.sec.gov. All modifications are intended to become effective on closing of the Financial & Risk transaction, which is currently expected to occur in the second half of 2018. These modifications include certain amendments to our Articles of Amalgamation related to the Thomson Reuters Trust Principles and the consent rights of the Thomson Reuters Founders Share Company. This matter requires the approval of two-thirds (more than 66.6%) of votes cast at the meeting as well as the consent of the Thomson Reuters Founders Share Company. The following is a summary of the proposed amendments, which will be reflected in articles of amendment to be filed after closing of the Financial & Risk transaction. A draft form of the amended articles will be available on our website, and will also be filed with the Canadian securities regulatory authorities and furnished to the SEC, prior to the meeting.

Amendment Related to the Thomson Reuters Trust Principles

Our company’s Articles will continue to include a statement of the Thomson Reuters Trust Principles, but the first and third Trust Principles will be amended as of the closing of the Financial & Risk transaction to refer to Reuters rather than Thomson Reuters. As used below, “Reuters” would refer to our company’s subsidiaries which are carrying on the News business from time to time.

The Trust Principles are proposed to be amended to read as follows:

a.	that Reuters shall at no time pass into the hands of any one interest, group or faction;

b.	that the integrity, independence and freedom from bias of Thomson Reuters shall at all times be fully preserved;

c.	that Reuters shall supply unbiased and reliable news services to newspapers, news agencies, broadcasters and other media subscribers and to businesses, governments, institutions, individuals and others with whom Reuters has or may have contracts;

d.	that Thomson Reuters shall pay due regard to the many interests which it serves in addition to those of the media; and

e.	that no effort shall be spared to expand, develop and adapt the news and other services and products of Thomson Reuters so as to maintain its leading position in the international news and information business.

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Amendment Related to the Thomson Reuters Founders Share Company’s Consent Rights

Under our Articles, we are required to obtain the prior written consent of the Thomson Reuters Founders Share Company before effecting certain fundamental corporate actions. Our Articles are proposed to be amended to provide that the consent of the Thomson Reuters Founders Share Company will be required for any transfer of Reuters to a third party (or other transaction having a similar effect) or any material acquisition to or any material disposition from the business of Reuters.

The board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, that the shareholders approve the amendments to the Thomson Reuters Corporation Articles of Amalgamation as described in the 2018 management proxy circular and that any director or officer be and is hereby authorized and directed to file articles of amendment, execute and deliver for and in the name of and on behalf the Corporation, under its corporate seal or otherwise, all such certificates, instruments, agreements, documents and notices and to do all such other acts and things as in such person’s opinion may be necessary or desirable to give effect to the foregoing.”

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Advisory Resolution on Executive Compensation (Say On Pay)

HIGHLIGHTS

•	We are proposing a non-binding advisory “say on pay” resolution related to executive compensation.

•	This is a recommended best practice of the Canadian Coalition for Good Governance (CCGG).

•	We plan to continue holding this advisory vote on an annual basis.

Our overall philosophy regarding executive compensation is to pay for performance. We believe this drives our management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders. In the “Compensation Discussion and Analysis” section of this circular, we explain our compensation principles, how we design our compensation program and why we pay each component of compensation.

As part of our dialogue with shareholders about our executive compensation programs, we are once again proposing a “say on pay” advisory resolution for this year’s meeting (as we have done since 2008). An identical resolution was approved by approximately 97% of the votes cast at last year’s annual meeting of shareholders.

As this is an advisory resolution, the results will not be binding upon the board. However, the board will take voting results into account, as appropriate, when considering future compensation policies, procedures and decisions and in determining whether there is a need to significantly increase its engagement with shareholders on compensation-related matters.

We will disclose the results of the shareholder advisory resolution as part of our report on voting results for the meeting.

Shareholders with questions about our compensation programs are encouraged to contact our Investor Relations department by e-mail at investor.relations@thomsonreuters.com or by phone at 1.646.223.4000.

The board unanimously recommends that you vote FOR the following resolution:

“RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the board of directors, that the shareholders accept the approach to executive compensation as described in the 2018 management proxy circular.”

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Compensation Discussion and Analysis

HIGHLIGHTS

•	This section explains our compensation principles, how we design our compensation program, why we pay each component of compensation and what we paid to our “named executive officers” in 2017.

•	Our “named executive officers” are our CEO (Jim Smith), CFO (Stephane Bello) and the three other most highly compensated executive officers as of December 31, 2017 (Mary Alice Vuicic—Executive Vice President and Chief People Officer; Deirdre Stanley – Executive Vice President, General Counsel and Secretary; and David W. Craig – President, Financial & Risk). As required by applicable disclosure rules, we also provide information about one additional former executive officer (Peter Warwick, former Executive Vice President and Chief People Officer) who would have been one of the next three most highly compensated executive officers had he been an executive officer of our company as of December 31, 2017.

•	“Pay for performance” is a key part of our compensation philosophy for our named executive officers. Their compensation is primarily variable and performance-based, utilizing multiple and complementary financial measures that are aligned with our strategy and which drive shareholder value.

•	In 2017 and 2018, we did not increase base salaries or the value of target incentive awards for our named executive officers.

•	We did not grant any special equity awards in 2017 (other than a sign-on award to Ms. Vuicic to replace forfeited incentive compensation from her prior employer).

•	Our incentive plan goals reflect our published business outlook, operating plan and long-term strategy.

•	Our aggregate named executive officer compensation over the last five years is strongly aligned with total shareholder return.

•	Our plans and programs reflect strong governance principles and we require our executives to maintain meaningful levels of share ownership creating a strong link to our shareholders and the long-term success of our company.

Our Key Compensation Principles

•	Pay for performance is the foundation of our executive compensation program

•	Incentive performance goals are linked to key measures of our company’s performance and strategy

•	Our executives should accumulate and retain equity in our company to align their interests with our shareholders

•	We provide competitive compensation opportunities

•	Our compensation programs take risk into account and do not encourage unnecessary or excessive risk taking

Later in this compensation discussion and analysis, we describe how each of these key compensation principles drives our executive management team to achieve higher levels of results for the benefit of Thomson Reuters and our shareholders.

CEO Realizable Compensation

To assist shareholders with their assessment of the alignment of pay for performance in our compensation programs, the chart below illustrates the CEO’s realizable compensation over the last three years compared to both target compensation and amounts reported in the Summary Compensation Table included later in this circular.

We believe that the Summary Compensation Table prepared in accordance with regulatory requirements does not provide a comprehensive, long-term view of CEO compensation as it is based on grant date fair value and does not reflect the ultimate value realizable over a subsequent period. Because PRSUs are performance-based awards (which may vest in whole or in part) and the value of stock options is dependent upon appreciation in our company’s share price after the grant date, we believe this disclosure provides shareholders with additional information to supplement the required disclosures.

The amounts in the charts below reflect the following:

•	Target compensation: Annual base salary and target annual and long-term incentive compensation for each year.

•	SCT (Summary Compensation Table) compensation: Total compensation as reported in the Summary Compensation Table for each year, excluding amounts reflected in the “Pension Value” and “All Other Compensation” columns of that table.

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•	Realizable compensation: Base salary, annual incentive awards earned in each year, plus equity awards granted in each year, which are valued as follows:

-	The “in-the-money” value of stock options granted in each year is based on the closing price of our common shares on the NYSE ($43.59) on December 29, 2017, which was the last trading day of the year; and

-	The value of PRSUs granted in each year is also based on closing price of our shares on the NYSE on December 29, 2017 and includes dividend equivalent units credited. PRSUs for the ongoing 2016-2018 and 2017-2019 performance periods that have yet to be completed are valued at target (100%) and completed performance periods are valued based on their actual payouts. Mr. Smith did not receive any TRSUs in the three year period.

Aggregate CEO Realizable Compensation (2015-2017)

2015 – 2017 Aggregate Realizable Compensation +14% vs. Target +15% vs. SCT Pay change lower than TSR over the same period

The realizable compensation amounts presented above differ from the amounts reported in the Summary Compensation Table contained later in this circular, which is prepared in accordance with Canadian disclosure rules. The realizable compensation information in the chart above is not a substitute for those amounts.

2017 Financial Performance

2017 was a year of continued progress. From a profitability perspective, we delivered increased adjusted EBITDA margin through our continued rigor and focus to transform the business and to operate at scale. This same focus enabled us to exceed the long-term adjusted EPS target that we set for the company three years ago. 2017 also represented the first time since 2012 that all three business units delivered positive revenue growth before the impact of currency.

2017 was the sixth consecutive year that we met or exceeded each of the performance metrics in our external financial outlook. We originally communicated our 2017 full-year business outlook in February 2017. In August 2017, we raised our 2017 full-year adjusted EPS outlook from $2.35 to a range of $2.40 to $2.45, and increased the range of our 2017 full-year adjusted EBITDA margin outlook by 50bp from a range of 28.8% to 29.8% to a range of 29.3% to 30.3%. The table below compares our actual performance to the raised outlook we provided in August 2017:

Non-IFRS Financial Measures (1)	2017 Outlook (2)	2017 Actual Performance (2)
Total Revenues	Low single digit growth	2% total growth; 1% organic growth
Adjusted EBITDA margin	Between 29.3% and 30.3%	30.2%
Adjusted EPS	Between $2.40 and $2.45	$2.49
Free cash flow	Between $0.9 billion and $1.2 billion	$1.0 billion

(1) This information includes non-IFRS financial measures. Please refer to the Management’s Discussion and Analysis section of our 2017 annual report for additional information on these non-IFRS financial measures, including how we define each of them and how we calculate them.

(2) The 2017 Outlook and 2017 actual performance were measured at constant currency rates relative to 2016, except for the 2017 free cash flow performance which was reflected at actual currency rates.

2017 Compensation and Alignment with our Strategic Objectives

Our results reflected our progress against our key financial priorities, as follows:

•

Accelerate Organic Revenue Growth. In 2017, we continued to invest in our faster growing businesses, including Risk, Elektron Data Platform, Legal Software & Solutions, and Global Tax, and we focused on improving customer retention and driving new sales globally. Our faster growth segments represented over one-third of our revenue base in 2017 and collectively grew 7%. As

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a result of our efforts, revenues increased 1% in total and 2% in constant currency, comprised of 1% organic growth and a 1% contribution from acquisitions. Organic revenues increased in both our Legal and Tax & Accounting businesses, but were essentially unchanged in Financial & Risk. Financial & Risk’s organic revenue performance was lower than expected and reflected weaker than expected net sales and longer lead times to convert sales to revenues.

•	Continue to Drive Productivity Gains. We controlled our operating expenses by further simplifying our business in 2017. For example, we continued to reduce the number of products we sell in our Financial & Risk business. In 2017, our operating expenses decreased 1%, excluding fair value adjustments and $212 million of severance charges in 2016. Higher revenues and lower expenses, partly reflecting the favorable comparison to 2016 that included $212 million of severance charges, resulted in higher operating profit and adjusted EBITDA. Our 2017 adjusted EBITDA margin exceeded 30%. We reinvested some of our cost savings from our simplification initiatives into our revenue growth initiatives.

•	Deliver on Our Financial Objectives. In 2017, we continued to balance reinvestment in our core businesses with the return of nearly $2.0 billion of capital to our shareholders through dividends and share repurchases. Diluted EPS declined in 2017 because 2016 included a $2.0 billion gain on sale of the IP & Science business. We met the 2017 adjusted EPS target that we set three years ago, as adjusted for foreign currency and the IP & Science sale. Adjusted EPS, which excludes the IP & Science gain, grew 40% overall and 21% excluding the favorable impact from the 2016 severance charges. We also generated strong cash flow from operations and free cash flow in 2017. However both measures were negatively impacted by a $500 million pension contribution in January 2017. In January 2018, in connection with announcing a proposed strategic partnership for our Financial & Risk business, our board of directors approved maintaining our dividend at its current level of $1.38 per common share (on an annualized basis).

Highlights of our 2017 Compensation Program

The HR Committee of our board structured our 2017 compensation program in a way that was consistent with our strategic objectives. 2017 named executive officer compensation continued to be weighted heavily towards annual and long-term performance-based incentive awards, supplemented by fixed base salaries and pension/benefit programs.

Base salaries

In 2017, our company’s standard merit increase in the United States for employee base salaries was 2.7% (effective on April 1 of the year). In light of various changes made to their compensation packages in 2016 and an evaluation of current market positioning of their compensation, none of our named executive officers received a base salary increase in 2017.

Annual incentive awards

Annual incentive awards were granted in the first quarter of 2017 with ambitious performance targets that had financial metrics which were aligned with our company’s external outlook for the year and an individual performance factor tied to strategic objectives. In February 2017, we provided an external outlook for our full-year revenues, adjusted EBITDA margin, Adjusted EPS and free cash flow. We weighted 2017 annual incentive awards 40% on revenue performance, 20% on “book of business” based on annualized contract value (ACV) and 40% on adjusted EBITDA less capital expenditures performance. We updated our outlook in August to reflect increased full-year earnings per share guidance.

In February 2018, we reported our 2017 full-year results. Although we met our 2017 financial outlook, our results were slightly below plan performance. Aligned with our pay for performance philosophy, this resulted in an annual incentive cash payout in March 2018 of approximately 94% of target for each of our named executives, except for Mr. Craig. 2017 annual incentive awards granted to Mr. Craig were weighted 50% on the performance of the Financial & Risk business unit and 50% on our company’s consolidated performance. Mr. Craig’s award had a payout of approximately 83% due to below target performance for the Financial & Risk business unit.

Long-term incentive awards

Long-term incentive awards granted in 2017 to our named executive officers were performance-based and delivered in a combination of performance restricted share units (PRSUs) and stock options. We continued to use traditional, best practice design elements such as a three-year performance period with a payout linked to achievement of key corporate financial metrics. PRSUs granted in 2017 for the three-year period ending December 31, 2019 were weighted equally between average adjusted earnings per share (EPS) and average free cash flow per share. Adjusted EPS is commonly used by our shareholders to measure our long-term financial performance and free cash flow per share is used over the long term to measure our ability to create value for our shareholders through disciplined cash flow management. Named executive officers were also granted stock options in 2017, which also help incentivize performance by rewarding increases in our stock price. Stock options ratably vest over four years

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and have a 10 year term, providing a longer performance horizon than PRSUs. The value of stock options is based on our company’s share price on the NYSE. Each named executive officer’s 2017 long-term incentive award (except for Ms. Vuicic, who received a one-time award of TRSUs in connection with joining our company) was split equally between PRSUs and stock options.

PRSUs granted in 2015 for the three-year period ended December 31, 2017 were weighted equally between average adjusted EPS and our average free cash flow per share performance. Both metrics performed above targets and these PRSUs vested at approximately 145% of target in March 2018.

Special/retention awards

Time-based restricted share units (TRSUs) are not part of our company’s ongoing compensation program for named executive officers, but are used selectively by the HR Committee to recognize and retain executives who are viewed as critical to the future success of the company. TRSUs usually vest in full over a three or five year period and thereby provide both a long-term performance and retention focus.

Some of our special/retention awards are also provided in the form of additional PRSUs. During 2017, we did not grant any additional PRSUs. In 2017, Ms. Vuicic was the only named executive office to receive a TRSU grant. The grant was in connection with her joining our company and in consideration of forfeiting incentive awards at her former employer. TRSUs are not part of Ms. Vuicic’s regular annual compensation.

Retirement arrangements for Mr. Warwick

On October 31, 2017, Mr. Warwick retired from his position as Chief People Officer in connection with Ms. Vuicic joining our company on November 1, 2017. As Mr. Warwick had nearly 20 years of experience with our company, we asked him to serve in a consulting and advisory position through January 31, 2018 to help with the transition of various matters to Ms. Vuicic. While serving in this position, Mr. Warwick continued to receive the same compensation and benefits that he received while serving as Executive Vice President and Chief People Officer.

Components of 2017 Compensation

A named executive officer’s total compensation typically comprises the following components. We describe each of these components in more detail later in this section.

Component	Description	Type	Measures	Form	Purpose
Base salary	Payments made throughout the year at an established rate	Fixed	Individual performance, role, responsibilities and experience	Cash	Provides predictable amount of fixed income as short-term compensation
Annual incentive award	Variable payment made in March after results for the previous year are available, and dependent on company and business unit performance against objective financial targets and subject to adjustment based on individual performance	Performance- based

Revenues (40%)

Adjusted EBITDA less capital expenditures (40%)

“Book of business” based or annualized contract value (ACV) (20%)

Individual performance factor (+/- 15%) based on performance against key individual strategic objectives

				Cash	Focuses executives on our financial goals and objectives for the year

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Component	Description	Type	Measures	Form	Purpose
Long-term incentive award

Grants of:

• PRSUs (50%) that vest after completion of a three-year period, with vesting dependent on company performance against objective financial targets; and

• Stock options (50%) with an exercise price equal to the fair market value of our shares on the grant date; options are subject to time vesting conditions

		Performance- based	Adjusted EPS (50%) Free cash flow per share (50%) Value tied to share price performance	Equity

Commits executives to delivering on our financial goals over the longer term, strongly links their pay to our share price, and supports retention objectives

Helps retain critical talent and to recognize superior performance

Aligns their interests to shareholder interests

Retirement and health and welfare-related benefits	Savings and deferred compensation plans, life and disability insurance, group medical and dental			Various	Most of these programs are broad-based employee programs, consistent with customary market practice and competitive factors. A few of our named executive officers have individual supplemental executive retirement plans (SERPs)
Perquisites and other personal benefits	Executive physicals, use of company automobiles and financial planning assistance. Limited personal use of corporate aircraft			Various	Encourages maintenance of health and sound finances in a cost effective manner for our company, and minimizes distractions for executives
Periodic/special long-term equity award	Grants of time-based restricted share units (TRSUs), typically with three or five year vesting periods, or additional PRSUs with a three year vesting period	Time- vested or performance- based	Value tied to share price performance Long-term incentive financial metrics	Equity	Reward exceptional performance and for retention Assist with attracting executive talent

Our named executive officers are also subject to share ownership guidelines. Additional information is provided later in this compensation discussion and analysis.

Designing and Determining Executive Compensation: The Role of the HR Committee, Management, our Principal Shareholder and Independent Advisors

HR Committee and 2017 Compensation Decision Making Process

The HR Committee’s responsibilities include establishing, implementing and overseeing our compensation policies and programs, executive talent review and succession planning processes. One of the HR Committee’s key responsibilities is approving compensation arrangements for the CEO and other members of his management executive committee (which includes all of the named executive officers). The board recognizes the importance of appointing knowledgeable and experienced individuals to the HR Committee who have the necessary background in executive compensation to fulfill the HR Committee’s obligations to the board and our shareholders. Each member of the HR Committee has direct experience as a senior leader that is relevant to his or her responsibilities in executive compensation. Additional information about the HR Committee is included earlier in this circular in our discussion of the board and corporate governance.

Our Chief People Officer and other members of the Human Resources department are responsible for overseeing the day-to-day design, implementation, administration and management of our various compensation and benefits policies and plans, including base salaries, annual and long-term incentives, retirement savings, health and welfare. The CEO, Chief People Officer and other senior executives in the Human Resources department meet regularly with the HR Committee.

In the beginning of each year, members of the executive committee meet with the CEO to set their own goals and objectives which align with the CEO’s strategic objectives for Thomson Reuters. After the end of the year, the CEO reviews each executive committee member’s performance. In March 2017, the CEO and our Chief People Officer made recommendations to the HR Committee regarding the proposed 2017 compensation arrangements for the members of management’s executive committee (other than the CEO). Management also provided the HR Committee with its recommendations for structuring 2017 annual and long-term incentive awards, which, among other things, included guiding principles, financial performance metrics,

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suggested weightings for each metric and threshold/target/maximum performance goals for each metric. In making recommendations to the HR Committee, the CEO and Chief People Officer propose a compensation program that supports our pay for performance philosophy without encouraging unnecessary or excessive risk taking by management. The CEO and Chief People Officer consider each executive committee member’s performance, the competitiveness of each executive committee member’s compensation and external compensation trends and developments. The CEO is not present during HR Committee or board discussions regarding his own compensation arrangements.

As part of its analysis and decision-making process, the HR Committee received:

•	A summary of the CEO’s performance assessment of each member of his executive committee and a self-assessment of his own performance

•	Executive pay comparisons and tally sheets so the HR Committee could assess proposed and historical compensation arrangements between individuals and against applicable market data

—	This information included base salary, annual incentive award (target dollar amount and target as a percentage of salary), long-term incentive award (target dollar amount and target as a percentage of salary) and target total compensation for each individual, plus the annualized value of any periodic or special long-term equity award

—	The information also indicated a summary of pay for each individual for the two most recently completed years

—	A market data comparison for each individual and additional information about competitive compensation considerations and the peer group was also provided to the HR Committee (as discussed later in this section)

•	Input from the HR Committee’s outside independent compensation advisor (who is discussed in more detail below)

•	A summary of a study performed by management’s compensation advisor (who is also discussed in more detail below) comparing the company’s executive retirement arrangements and perquisites against the peer group

Following its review of the information mentioned above and using its own judgment, the HR Committee approved 2017 compensation arrangements for each executive committee member (other than the CEO) and provided a compensation recommendation for Mr. Smith to the board, which made the final decision for the CEO’s arrangement. The board also approved 2017 annual incentive awards and long-term incentive awards (in the form of stock options and PRSUs) based on a recommendation from the HR Committee.

In the first quarter of 2018, the HR Committee reviewed our company’s performance relative to pre-established financial goals and made decisions regarding annual and long-term incentive award payouts for performance periods ended December 31, 2017. Additional information about each named executive officer’s individual 2017 compensation arrangement and individual performance during the year is provided later in this section.

Our Principal Shareholder

We recognize that executive compensation is a key area of interest for shareholders. Woodbridge, our principal shareholder, actively monitors this aspect of our governance given its importance to the achievement of our financial performance goals and long-term success. With its substantial equity investment in Thomson Reuters, Woodbridge considers that its interests as a shareholder are aligned with those of all other shareholders. A majority of the HR Committee’s members are independent directors and Messrs. Binet and Clark serve as non-independent directors.

Independent Advisors

The HR Committee has retained an outside consulting firm, Frederic W. Cook & Co., Inc. (FW Cook), to serve as an independent advisor on matters relating to executive compensation since 1998. Representatives of FW Cook generally attend HR Committee meetings, including meeting privately, or “in-camera”, with the committee (when no members of management are present) and have discussions with the Chair and other members of the HR Committee from time to time outside of regularly scheduled meetings.

As part of its ongoing services to the HR Committee, FW Cook assists in evaluating the competitive positioning of senior executive compensation levels and provides guidance and analysis on plan design and market trends and practices to ensure that our program provides executives with competitive compensation opportunities, links compensation to performance and shareholder value creation, is efficient from accounting, tax and cash flow perspectives, and is supportive of emerging best practice corporate governance principles.

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FW Cook does not provide any services to Thomson Reuters other than those provided directly to the HR Committee. Any use of FW Cook by Thomson Reuters management would require the HR Committee’s prior approval. In 2017 and 2016, we paid FW Cook the following fees:

	2017	2016	Percentage of total fees
Executive compensation-related fees	$144,968	$140,920	100%
All other fees	$–	$–	–
Total annual fees	$144,968	$140,920	100%

The HR Committee believes that it is important to receive objective recommendations and input from its outside compensation advisor. SEC and NYSE rules require the compensation committee of U.S. public companies to consider six independence-related factors when selecting their compensation advisor and determining whether certain conflicts of interest disclosures must be made. Although foreign private issuers such as Thomson Reuters are exempt from these rules, the HR Committee once again considered them in February 2018 in relation to FW Cook. The six factors considered by the HR Committee were:

1.	The provision of other services to Thomson Reuters by the firm;

2.	The amount of fees received from Thomson Reuters by the firm as a percentage of the total revenue of the firm;

3.	The policies and procedures of the firm that are designed to prevent conflicts of interest;

4.	Any business or personal relationship of the advisor with a member of the HR Committee;

5.	Any stock of Thomson Reuters owned by the advisor; and

6.	Any business or personal relationship of the advisor or firm with an executive officer of Thomson Reuters.

Based on disclosures provided to the HR Committee by FW Cook and in questionnaires provided by our directors and executive officers, the HR Committee views FW Cook as independent.

In 2017, Pay Governance LLC provided management with executive compensation consulting services, including competitive compensation analyses and advice on various other matters.

Our Key Compensation Principles

“PAY FOR PERFORMANCE” IS THE FOUNDATION OF OUR EXECUTIVE COMPENSATION

We believe that tying a significant component of pay to our company’s achievement of specific financial performance goals motivates our executives to achieve exceptional performance and focus on the goals and objectives that are of the most value to Thomson Reuters.

As shown below, approximately 88% of Mr. Smith’s 2017 target compensation was variable, which included approximately 65% awarded as long-term incentive grants in the form of PRSUs and stock options. On average, approximately 73% of the other named executive officers’ 2017 target compensation was variable, which included approximately 39% awarded as long-term incentive grants in the form of PRSUs and stock options. Target annual compensation for our named executive officers excluded TRSUs granted to Ms. Vuicic when she joined our company.

As part of its review of executive compensation, the HR Committee reviews targeted values for each component of compensation for each named executive officer. In determining the mix and relative weighting of cash (base salary and annual incentive awards) versus equity-based incentives, the HR Committee considers the appropriate proportion of compensation that should be variable based on the executive’s ability to affect and influence our annual and long-term results and advance the interests of shareholders as well as the compensation mix for similar positions at comparable companies. In general, the proportion of total pay delivered through variable short-term and long-term performance-based compensation increases directly with an executive’s level of operational/financial responsibility.

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The HR Committee believes this mix and weighting aligns the interests of executives with those of shareholders, provides significant performance incentives and assists in keeping us competitive in the market for high-quality executives.

INCENTIVE PERFORMANCE GOALS ARE LINKED TO KEY MEASURES OF OUR COMPANY’S PERFORMANCE AND STRATEGY

Annual incentive awards

The HR Committee sets performance goals for our annual incentive awards that focus on superior performance, taking into account current market conditions. The financial performance goals set by the HR Committee reflect our published business outlook, operating plan and long-term strategy. Annual incentive awards are designed to incentivize individual performance and drive accountability for results. An executive’s annual incentive award opportunity is expressed as a percentage of base salary.

In the fourth quarter of 2016, senior executives from our businesses met with our CEO, CFO and other Corporate executives to discuss the 2017 operating plan, including specific objectives and targets for the plan. In developing our operating plan, management considered various factors related to our operations, products/services, competition, and economic and market conditions in the countries where we operate. Our board of directors then met with senior management in the first quarter of 2017 to review, discuss and approve the final version of the plan.

Annual incentive awards for 2017 were based 40% on revenues, 40% on adjusted EBITDA less capital expenditures and 20% on “book of business” or ACV. In addition to financial performance, an assessment of each individual’s performance against key strategic objectives can result in an annual incentive award modification up or down by 15% as determined by the HR Committee. An upward modification can only be applied if revenue is at least equal to prior-year results. Prior-year annual incentive awards had been weighted 50% on revenue performance and 50% on adjusted EBITDA less capital expenditures performance. “Book of business” or ACV is a new metric that is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months. The HR Committee believes that these shorter term financial metrics complement metrics reflected in 2017 long-term incentive awards and that the addition of strategic objectives provides the appropriate balance between delivering financial results and focusing on key business and functional priorities that position the organization for long-term success. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Targets are expected to be challenging, yet realistic and achievable.

As part of the HR Committee’s design principles for 2017 annual incentive awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles approved by the HR Committee for annual incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s 2017 operating plan;

●	One-time charges (above a specified financial threshold) that were not foreseen in the 2017 operating plan and where the related savings are outside of the plan period;

●	Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions); and

●	Changes in accounting practices to make figures comparable to the original 2017 operating plan.

The following table sets forth payouts for our annual incentive awards (based on our company’s consolidated results) as a percentage of target for the years indicated. As indicated in the table, payouts for these awards have only been above target in one of the last five years. Additional information about 2017 annual incentive award performance is provided later in this compensation discussion and analysis.

Performance Year	Payout Year	Payout as a percentage of target
2017	2018	94%
2016	2017	83%
2015	2016	105%
2014	2015	92%
2013	2014	89%
5-year average	–	93%

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Long-term incentive awards

An executive’s long-term incentive award opportunity is also expressed as a percentage of base salary, and an executive’s percentage may be modified up or down for a particular year based on future potential and past performance. In addition, our long-term incentive awards are designed to optimally balance alignment with key drivers of total shareholder return, accountability for longer-term results and overall executive retention. Financial performance measures reflected in long-term incentive awards complement measures in annual incentive awards.

In 2017, 50% of the long-term incentive awards that we granted to our CEO and other named executive officers were PRSUs. PRSUs granted in 2017 to our named executive officers will vest in March 2020 only if our adjusted EPS performance and free cash flow per share performance exceeds threshold levels over the three-year performance period ending December 31, 2019. Long-term incentive awards granted to our named executive officers in 2017 also included stock options (50% of the award value). The value of PRSUs and stock options is dependent on our company’s share price. In 2017, we continued to de-emphasize stock options and only grant them to a very small number of executives whose actions have the greatest potential to impact our company’s share price and who are directly accountable for increases in shareholder value. Most of our executives (outside of the CEO and the executive committee) who received long-term incentive awards in 2017 received 50% PRSUs and 50% TRSUs. Ms. Vuicic received a one-time award of TRSUs in connection with joining our company.

The HR Committee sets long-term incentive award targets that align with realistic expected growth rates over the three-year performance period in our operating plan. Similar to annual incentive awards, in general, the HR Committee sets targets so that the relative difficulty of achieving them is consistent from year to year. The HR Committee also reviews past performance against similar targets to assess the effectiveness of targets. Target levels are intended to be challenging, yet realistic and achievable.

As part of the HR Committee’s design principles for 2017 long-term incentive awards, targets and actual results are evaluated on a constant currency basis. In addition, in determining performance, guiding principles for long-term incentive awards contemplate adjustments for:

●	Acquisitions and disposals not in our company’s 2017 operating plan and resulting in adjustments greater than a specified amount;

●	One-time charges that were not foreseen in the 2017 operating plan and where the related savings are outside of the plan period;

●	The impact of any share repurchases that are in excess of buyback amounts reflected in the original 2017 operating plan;

●	Extraordinary events which are outside of management’s control to the extent that the actual impact differs from original plan assumptions (i.e., the regulatory/tax environment and significant one-time transactions);

●	Changes in accounting practices to make figures comparable to the original 2017 operating plan; and

●	Profit and loss statement and cash tax differences in excess of 5% of targets (positive or negative).

In addition, as PRSU terms do not expressly account for abnormally high currency volatility, the HR Committee previously approved a constant currency methodology for all new and existing PRSU grants. Using this methodology, performance is measured at actual foreign currency rates within a specified performance range to hold management accountable for managing volatility. Constant currency rates are utilized outside of this range when high volatility is outside of management control. We believe this methodology best drives management performance. This methodology continued to be applied to 2017 PRSU grants.

The following table sets forth payouts for our PRSU awards granted to our named executive officers as a percentage of target for the years indicated. As indicated in the table, payouts for these awards have only been above target in two of the last five years. Additional information about PRSUs for the 2015-2017 performance period is provided later in this compensation discussion and analysis.

Performance Period	Payout Year	Payout as a percentage of target
2015-2017	2018	145%
2014-2016	2017	170%
2013-2015	2016	57%
2012-2014	2015	66%
2011-2013	2014	64%
5-year average	–	100%

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Discretionary adjustment authority

For both annual incentive awards and PRSUs granted as part of long-term incentive awards, the HR Committee is authorized to make discretionary adjustments (outside of the design principles discussed above, which operate mechanically without discretion) to deal with extraordinary, non-recurring or unanticipated business conditions that materially affected our results (positively and negatively), the fairness of the performance targets, or the impact of external changes which have unduly influenced our ability to meet the targets. No discretionary adjustments of this type were made in determining payouts for 2017 annual incentive or 2015-2017 long-term incentive awards.

Non-IFRS financial measures

All of the financial metrics that we used in 2017 for our annual and long-term incentive awards are non-IFRS financial measures. Later in this section, we discuss our annual and long-term incentive awards in more detail, and we explain why we use these metrics as part of our performance goals. Please also see the “Additional Information – Non-IFRS Financial Measures” section of this circular for more information about our non-IFRS financial measures.

OUR EXECUTIVES SHOULD ACCUMULATE AND RETAIN EQUITY IN OUR COMPANY TO ALIGN THEIR INTERESTS WITH OUR SHAREHOLDERS

Our long-term incentive awards are all equity-based and, together with our share ownership guidelines, align the interests of our executives with those of our shareholders and enable our executives to share in our long-term growth and success. Executives are aligned with shareholders because this part of their compensation is tied directly to the long-term performance of the price of our shares.

PRSUs and stock options are designed to reward executives for increases in shareholder value and thereby foster strong alignment between management and shareholders. They also support important management retention objectives as a result of the vesting requirements, which are over a period of years. From time to time, we also grant TRSUs or additional PRSUs on a highly selective basis to high-performing executives who are critical to retain and/or in recognition of high potential, superior performance and contributions to the company. TRSUs do not have performance conditions and typically vest on a three or five-year basis (depending on the grant).

Through our share ownership guidelines, Mr. Smith and the other members of the executive committee are encouraged to acquire and maintain an equity interest in Thomson Reuters with a value equal to a multiple of their base salary. Until the guideline is met, executive committee members must retain a specified percentage of the shares that they acquire (after applicable tax withholdings) through option exercises and the vesting of PRSUs and TRSUs. Unvested TRSUs, PRSUs and stock options do not count toward the guidelines. Share prices of all public companies are subject to market volatility. As a result, executive share ownership guidelines reflect a “once met, always met” standard. This means that if an executive has met his or her applicable ownership guideline multiple and a subsequent decline in the Thomson Reuters share price causes the value of his or her ownership to fall below the applicable threshold, the executive will be considered to be in compliance with the guidelines so long as he or she continues to hold the number of shares that were owned at the time when he or she achieved the guidelines.

The following table shows the share ownership guidelines for our named executive officers as well as their actual share ownership, based on the closing price of our shares on the NYSE on April 16, 2018. All share values and the named executive officers’ ownership are as of April 16, 2018. Ms. Vuicic became subject to share ownership guidelines in November 2017 when she joined our company as our new Chief People Officer.

	Minimum Share Ownership		Actual Share Ownership
Name	(base salary multiple)	($)	(base salary multiple)	($)
James C. Smith	6x	$9,600,000	15.15x	$24,246,999
Stephane Bello	4x	$4,000,000	7.3x	$7,305,615
Mary Alice Vuicic	3x	$2,430,882	–	–
Deirdre Stanley	3x	$2,493,000	5.7x	$4,731,290
David W. Craig	3x	$2,342,928	3.1x	$2,620,743

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WE PAY COMPETITIVE COMPENSATION

The HR Committee utilizes independent market surveys and peer group data to evaluate the competitiveness of our compensation programs. The HR Committee refers to these benchmarks, either wholly or in part, when establishing individual components and overall compensation of our executives to assess the differences between our compensation program and those of the market and the peer group.

On an annual basis, the HR Committee evaluates each named executive officer’s compensation and compares each element (e.g., base salary, annual incentive and long term incentive) and their total direct compensation (TDC), which consists of target base salary, target annual incentive award value, target long term incentive award value and the annualized value of any special grants. This TDC is compared for each named executive officer against compensation peer group data, as discussed below, to both understand the competitive level of an individual’s pay as well to make decisions on each person’s future competitive compensation position. While the HR Committee does not target a specific competitive level of pay, the HR Committee does consider the overall competitive market as well as the experience, skills, contribution, historical and expected performance of each executive in its decision making.

In 2017, the HR Committee determined that no adjustments to compensation of our named executive officers were necessary.

When constructing our peer group, the HR Committee does not include other Canadian companies with a common Global Industry Classification System (GICS) code in the Diversified Financials industry group of the Financials sector. While we acknowledge that proxy advisors tend to focus on these companies, we believe that they do not provide a meaningful or relevant comparison of financial performance or our competitive market for talent given the particular executive talent pool from what we recruit and the differences in how we and the other Canadian companies with a common GICS code operate.

The group of companies that we currently use for benchmarking purposes in the United States largely represents a mix of other information development and delivery companies and professional service providers with which we compete for business, talent and investors. For comparative purposes for United Kingdom based positions, we evaluate companies in the FTSE 100 index generally.

The companies that the HR Committee currently reviews as part of this process are publicly traded and have similar business models or strategies which are focused on information development and electronic delivery. Although we believe our company is somewhat unique in terms of its business operations serving the Financial & Risk, Legal, Tax & Accounting and news industries, a number of these companies are considered by analysts and shareholders to be our closest public company comparables. Similar to Thomson Reuters, many of these other companies also have significant global operations. When the HR Committee approved the peer group below for 2017 compensation purposes, our company’s revenues were about the median of the companies in the group (based on information available at that time).

The companies in the peer group for 2017 compensation purposes consisted of:

Accenture plc Automatic Data Processing, Inc. Charter Communications, Inc. CenturyLink, Inc. Cognizant Technology Solutions Corporation DXC Technology Company eBay Inc.	The Interpublic Group of Companies, Inc. S&P Global Moody’s Investors Service News Corporation Omnicom Group Inc. Pearson plc RELX Group plc	SAP SE State Street Corporation T-Mobile US, Inc. Wolters Kluwer NV WPP plc

In September 2017, the HR Committee conducted its annual review of our peer group for compensation purposes. No changes were made to the existing peer group at that time, other than to reflect that Computer Sciences Corp. merged with the Enterprise Services business of Hewlett Packard Enterprise Company to form DXC Technology Company. The HR Committee plans to review the compensation peer group later this year to consider changes that would be appropriate following the closing of the Financial & Risk transaction.

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OUR COMPENSATION PROGRAMS TAKE RISK INTO ACCOUNT AND DO NOT ENCOURAGE UNNECESSARY OR EXCESSIVE RISK TAKING

We have designed our compensation programs to provide an appropriate balance of risk and reward in relation to our company’s overall business strategy. In January 2018, Pay Governance provided management with its risk assessment of the Thomson Reuters compensation program for executive committee members. Pay Governance’s report was shared and discussed in detail with the HR Committee in February 2018. As part of its assessment, Pay Governance reviewed our compensation structure and key attributes of our compensation program for executive committee members for the purpose of identifying potential sources of risk. Based on its review, Pay Governance was of the view that our compensation program appears unlikely to create incentives for excessive risk tasking and includes meaningful safeguards to mitigate compensation program risk.

The HR Committee and management believe that our senior executive compensation programs do not incentivize our executives to take unnecessary or excessive risks because:

•	Most of an executive’s compensation is comprised of longer-term performance opportunities with less emphasis on shorter-term performance opportunities;

•	The base salary component of each executive’s compensation is fixed and therefore does not encourage risk taking;

•	Our HR Committee annually reviews and determines award design and there are principles and processes with management for approving design changes and performance goals;

•	The HR Committee reviews performance criteria for financial metrics used in our incentive awards, including threshold, target and maximum amounts, to ensure that they are challenging, but achievable;

•	Our incentive awards utilize a number of different financial performance measures and do not rely on a single metric. Each metric has a threshold, target and maximum performance target with pre-defined payout amounts;

•	Our annual incentive awards and PRSUs issued as part of long-term incentive awards have caps for the maximum potential payouts;

•	Our HR Committee has discretionary authority to make fairness-related and other adjustments to performance award opportunities that it may deem appropriate;

•	We have robust share ownership guidelines for our executive committee members which further ties their interests to those of our shareholders over the long-term;

•	We have a recoupment (or “clawback”) policy that permits us to seek reimbursement from the CEO and all of the other members of management’s executive committee in certain circumstances. Our clawback policy provides that the board, at the recommendation of the HR Committee, has the right to seek reimbursement of part of the annual or long-term incentive compensation awarded to a member of the executive committee if in the board’s view, the amount of the compensation was calculated based on the achievement or performance of financial results that were subject to a material restatement (other than a restatement due to, or to comply with, changes in applicable accounting principles or related to an acquisition or disposition). Reimbursement could be sought for any excess amount of compensation that relates to such a material restatement that occurred within 24 months of payment of the compensation, and the member of our executive committee from whom reimbursement is sought would need to have engaged in fraud that caused the material restatement; and

•	Members of the executive committee are prohibited from hedging or pledging company shares (as further discussed later in this compensation discussion and analysis section).

The HR Committee assesses compensation risk on an annual basis as part of its oversight of executive compensation.

For more information about risks that we believe are material to our company, please see the “Risk Factors” section of our 2017 annual report, which is available on our website at www.thomsonreuters.com, as well as on www.sedar.com and www.sec.gov.

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2017 COMPENSATION

Base Salary

Base salary is typically determined annually by reference to an executive’s individual performance and experience and our company’s financial performance, as well as competitive considerations, such as salaries prevailing in the relevant market. Base salaries are also evaluated in connection with promotions and other changes in job responsibilities.

The HR Committee establishes Mr. Smith’s base salary and also considers any increases to the base salaries of our other named executive officers based on Mr. Smith’s recommendations for each individual. In addition to the considerations described above, the HR Committee also takes into account any applicable merit increase guidelines established for our employees.

Base salaries for each of our named executive officers are described later in this section of the circular.

Annual Incentive Awards

We provide an annual, cash-based incentive award opportunity to each of our named executive officers which is based on our company’s actual financial performance compared to our annual operating plan for the year and an assessment of performance against key strategic objectives.

Each named executive officer’s annual incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations identified through compensation benchmarking.

For 2017 annual incentive awards, potential payouts ranged from 0% to 200% of the target award depending on our financial performance against the goals set by the HR Committee at the beginning of the year.

After meeting with management, the HR Committee decided in March 2017 that changes would be made to the financial metrics used for 2017 annual incentive awards. The HR Committee concluded that 2017 awards should be based 40% on revenues, 40% on adjusted EBITDA less capital expenditures and 20% on “book of business” or ACV. The award may be further adjusted up or down by 15% based on each executive’s performance against key individual strategic objectives. Prior-year annual incentive awards had been weighted 50% on revenue performance and 50% on adjusted EBITDA less capital expenditures performance.

Financial Measures

•	Revenues – We use revenues because they are commonly used to measure growth of our business.

•	Adjusted EBITDA less capital expenditures (cash OI) – We use adjusted EBITDA less capital expenditures (referred to internally as “cash OI”) because it provides a basis for evaluating the operating profitability and capital intensity of our business in a single measure. This measure captures investments regardless of whether they are expensed or capitalized.

•	“Book of business” or ACV – We use book of business because it is focused on recurring or subscription-based revenue that customers have contractually agreed to for a period of time, generally 12 consecutive months.

These goals were approved by the HR Committee during the first quarter of 2017.

Financial metric	Annual incentive percentage weighting
Revenues	40%
Adjusted EBITDA less capital expenditures (cash OI)	40%
“Book of business” or ACV	20%

Annual incentive awards granted to Corporate executives (including all of our named executive officers, except for Mr. Craig) continued to be weighted 100% on our company’s consolidated performance. For members of the CEO’s Executive Committee who are Presidents of our business units, including Mr. Craig, annual incentive awards were weighted 50% on consolidated performance and 50% on business unit performance, to place equal emphasis on enterprise and business unit performance. In 2017, annual incentive award payouts for our named executive officers were also subject to modification (up or down) based on individual performance. Please see the “2017 Named Executive Officer Compensation and Key Accomplishments” section of the circular for additional information.

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Strategic Objectives – Individual Performance Factor

During the first quarter of 2017, three strategic goals were set for each executive. These goals related to (1) improving customer experience, (2) a mission-critical objective for the executive’s business unit or function, and (3) people. Performance is assessed by the CEO who recommends an individual performance factor (IPF) to the HR Committee for approval. The IPF can modify the award up or down by 15% and no positive adjustment can be applied if revenue for the business unit or company, as appropriate, is not equal to prior-year results. The CEO’s annual incentive award is not subject to an IPF adjustment because the HR Committee believes that the CEO’s performance is best evaluated based on our company’s overall results.

In February 2018, the HR Committee determined the extent to which our 2017 annual performance targets were met by comparing our financial results to our performance goals. 2017 actual results were evaluated using foreign currency exchange rates that were used to prepare our 2017 annual operating plan. This has been a long standing policy that has been consistently applied to our annual incentive awards.

Annual Base Salary	x	Target % of Annual Base Salary	x	Actual Company Performance %	x	Individual Performance Factor %	=	Payout Amount

The following table sets forth information regarding our 2017 minimum, target, maximum and actual performance for the three financial metrics reflected in our Corporate-level annual incentive awards, which had a payout of approximately 94%. Mr. Craig’s Financial & Risk-level annual incentive award had a payout of approximately 83% and information regarding his target and actual performance for the Financial & Risk financial metrics are included later in this circular. 2017 targets for revenues, adjusted EBITDA less capital expenditures and book of business were higher than full-year 2016 actual results. The actual performance results indicated below are not directly comparable to similar financial measures that we disclose in our 2017 annual report because they are based on our internal operating plan.

Performance metric (in billions of dollars)	Minimum performance	Target performance	Maximum performance	Actual performance	Payout percentage
Revenues	$10.9	$11.5	$11.7	$11.3	86%
Adjusted EBITDA less capital expenditures	$2.1	$2.4	$2.6	$2.4	112%
“Book of business” or ACV	$8.7	$9.1	$9.3	$8.9	73%
Total Corporate performance	–	–	–	–	94%

Additional information about each named executive officer’s IPF and the related modifications to each of their 2017 annual incentive awards is provided later in this compensation discussion and analysis.

Long-term Incentive Awards

We provide a long-term incentive award to each of our named executive officers that is equity and performance-based. Each named executive officer’s long-term incentive award has a target that is expressed as a percentage of base salary. In setting target percentages, the HR Committee considers factors such as an executive’s position and responsibilities as well as competitive considerations. The HR Committee may decide to increase or decrease an executive officer’s target from year to year.

In 2017, we divided long-term incentive award values for Mr. Smith and our other named executive officers (other than Ms. Vuicic) between 50% PRSUs and 50% stock options. This blend was intended to create balance in our long-term incentive awards by ensuring that the program is aligned to shareholder interests, financially efficient and strongly drives executive outcomes with the company’s strategic and business objectives. Ms. Vuicic received a one-time award of TRSUs in connection with joining our company.

In determining the size of PRSU and stock option grants, the HR Committee initially establishes a total target compensation award opportunity for each named executive officer, along with the percentage of this amount to be reflected through long-term incentive awards. The HR Committee then determines the number of PRSUs and stock options to be granted to each named executive officer. In determining long-term incentive grants, the HR Committee generally takes into account the amount of previous allocations. However, the HR Committee does not increase or decrease the size of an executive’s new award based on payouts of previous awards because we believe long-term incentive awards are intended to be an incentive for future performance.

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PRSUs

Our PRSUs reinforce our pay for performance philosophy and align with the interests of our shareholders. Because the payout for PRSUs is tied to operational results over a long-term period, these awards create a strong “line of sight” between controllable performance and realizable compensation, reinforce the importance of achieving specific multi-year financial results and mitigate the impact of stock price volatility on the retention power of the overall program. Costs associated with PRSUs are variable and are incurred only to the extent that the underlying performance goals are achieved. PRSUs thereby ensure a financially efficient outcome to our company by tying expense recognition to the achievement of specific financial goals.

The two financial metrics used for PRSU awards granted in 2017 to our named executive officers were adjusted EPS and free cash flow per share.

•	Adjusted EPS – We use adjusted EPS because it is a primary driver of our long-term financial performance by measuring growth in profitability on a per share basis. It is also a measure commonly used by shareholders to measure our success. Adjusted EPS reflects earnings attributable to common shareholders on a per share basis excluding the post-tax impacts of fair value adjustments, amortization of other identifiable intangible assets, other operating gains and losses, certain impairment charges, other net finance costs or income, our share of post-tax earnings or losses in equity method investments, discontinued operations and other items affecting comparability. We also deduct dividends declared on preference shares. Adjusted EPS is calculated using diluted weighted average shares.

•	Free cash flow per share – We use free cash flow per share as a measure of our operating performance because it represents cash available to repay debt, pay common share dividends and fund share repurchases and new acquisitions. We define free cash flow as net cash provided by operating activities and other investing activities less capital expenditures, dividends paid on our preference shares and dividends paid to non-controlling interests.

For 2017 PRSU grants to our named executive officers, each of the financial performance goals were weighted 50% as they are equally important to our long-term objectives:

Financial metric	PRSU percentage weighting
Adjusted EPS performance	50%
Free cash flow per share performance	50%

The number of PRSUs granted to each executive was based on our closing share price on the NYSE on the business day before the grant.

PRSUs granted in 2017 will vest between 0% and 200% in 2020 after the end of the three-year performance period (January 1, 2017 through December 31, 2019), depending on the achievement of the performance goals.

PRSUs also accumulate additional units based on notional equivalents of dividends paid on our common shares. The accumulated dividends are paid on PRSUs that vest when the underlying shares are distributed.

As previously mentioned, PRSUs for the 2015-2017 performance period had a payout of approximately 145% of target. For plan purposes, adjusted EPS had a cumulative annual growth rate (CAGR) of 13.7% during the performance period compared to a target of 11.4%. Free cash flow per share for plan purposes had a CAGR of 8.1% during the performance period compared to a target of 7.1%.

The following table sets forth information regarding our minimum, target, maximum and actual performance for the two financial metrics reflected in PRSUs granted to our named executive officers in 2015 for the three-year performance period ended December 31, 2017. These PRSU awards utilized average performance for adjusted EPS and free cash flow per share for the three-year period. The 2015-2017 targets for adjusted EPS and free cash flow per share contemplated increases each year for both

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metrics during the performance period. The actual performance results below are not directly comparable to similar financial measures that we disclose in our 2017 annual report because they are based on our internal operating plan.

Performance metric	Minimum performance	Target performance	Maximum performance	Actual performance	Payout percentage
Adjusted EPS performance	$2.00	$2.47	$2.54	$2.47	101%
Free cash flow per share performance	$2.16	$2.41	$2.55	$2.59	200%
Foreign exchange (FX) collar	–	–	–	–	-5%
Total performance	–	–	–	–	145%

Stock options

All options granted in 2017 vest 25% per year over four years. The exercise prices for options granted were based on the fair market value of our common shares on the NYSE on the grant date. Fair market value is considered to be the closing price of the common shares on the day before the grant. The expiration date for options granted in 2017 is 10 years from the grant date. Options expire at the later of the expiration date or, if that date occurs during a blackout period or other period during which an insider is prohibited from trading in our securities by our insider trading policy, 10 business days after the period ends, subject to certain exceptions. Other than their alignment to our company’s share price, options do not contain additional performance goals.

In determining the number of stock options to be granted to each named executive officer, the HR Committee initially determines a target economic value for the total award. For options granted in 2017, the HR Committee calculated the grant date fair values using common share prices and a Black-Scholes valuation (as described in more detail in the Summary Compensation Table contained in this circular). The HR Committee uses a Black-Scholes value in order to maintain year-to-year consistency in determining the number of stock options to be granted.

TRSUs

TRSUs vest over a specified period of years. While TRSUs are not subject to performance conditions, we believe they are effective attraction and retention tools as their value is often seen as more tangible by recipients and they require longer-time service to be earned. The value of TRSUs is directly aligned with our share price and is consistent with our philosophy of paying competitive compensation. Ms. Vuicic was our only named executive officer to receive a TRSU grant in 2017 (as discussed later in this circular).

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2017 Named Executive Officer Compensation and Key Accomplishments

The following section provides information about each individual named executive officer’s 2017 performance and compensation. The tables in this section help show how we pay for performance. In the tables below, long-term incentive award performance is reflected at target since these awards will vest in the future.

James C. Smith

President and Chief Executive Officer

Jim Smith has been President & Chief Executive Officer since January 2012. Mr. Smith was Chief Operating Officer of Thomson Reuters from September 2011 to December 2011 and Chief Executive Officer of Thomson Reuters Professional division from April 2008 to September 2011. Prior to the acquisition of Reuters Group PLC (Reuters) by The Thomson Corporation (Thomson) in April 2008, he served as Chief Operating Officer of Thomson and as President and Chief Executive Officer of Thomson Learning’s Academic and Reference Group. Mr. Smith joined the Thomson Newspaper Group in 1987. He held several staff and operating positions, culminating in his role as head of operations for Thomson Newspapers in the U.S. With the sale of the Thomson Newspaper Group in 2000, he joined Thomson in 2001 as Executive Vice President. He began his career as a journalist and held several editorial and general management positions prior to joining Thomson.

2017 performance

Under Mr. Smith’s leadership, 2017 was a year of continued progress for Thomson Reuters against the company’s priorities, growing revenues 2% on a constant currency basis. Our faster growth segments represented over one-third of our revenue base in 2017 and collectively grew 7%. While the business continued to move in the right direction, revenue growth was not as fast as Mr. Smith and the leadership team had expected. From a profitability perspective, we delivered increased adjusted EBITDA margin through our continued rigor and focus to transform the business and to operate at scale. This same focus enabled us to exceed the long-term adjusted EPS target that we set for the company three years ago. 2017 also represented the first time since 2012 that all three business units delivered positive revenue growth before the impact of currency.

The company’s transformation program continued to generate additional savings and the program has exceeded targets set at the start of the program. In 2017, the company continued to make steady progress in retiring and migrating non-strategic platforms. We opened a new Toronto Technology Centre, allowing us to tap into a vibrant local technology community. Strides were also made in commercial simplification by reducing the number of our products and aligning on a new master service agreement for customers. Customer satisfaction and ease of doing business scores improved.

In 2017, employee engagement was at an all-time high. We focused on having diverse candidate slates and improved gender representation at the senior leadership level with a goal to reach 40% by 2020. Thomson Reuters also continued to be recognized as a great place to work and received numerous awards.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,600,000	–	$1,600,000	–	12%	–
Annual incentive award	$3,200,000	200%	$3,200,000	200%	–	23%
Long-term incentive awards	$8,800,000	550%	$8,800,000	550%	–	65%
Total	$13,600,000	–	$13,600,000	–	12%	88%

Base salary: Mr. Smith’s base salary was unchanged in 2017.

Annual incentive award: Mr. Smith was granted a 2017 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 94% of target. Mr. Smith’s award was not eligible for an IPF adjustment.

Long-term incentive awards: Mr. Smith’s 2017 long-term incentive award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2017 will fully vest in March 2020. Stock options granted in 2017 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2017, PRSUs that Mr. Smith received in 2015 vested in March 2018 at approximately 145% of target.

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Stephane Bello

Executive Vice President and Chief Financial Officer

Mr. Bello has been Executive Vice President & Chief Financial Officer since January 2012. Mr. Bello was Chief Financial Officer of Thomson Reuters Professional division from April 2008 to December 2011. Mr. Bello joined Thomson in 2001 and was Senior Vice President and Treasurer until April 2008. Prior to joining Thomson, Mr. Bello held several positions at General Motors.

2017 performance

Under Mr. Bello’s leadership, our company continued to balance reinvestment in our core businesses with the return of nearly $2.0 billion of capital to our shareholders through dividends and share repurchases. We continued to maintain a strong capital strategy, in line with our stated leverage target. 2017 was also the sixth consecutive year that our company met or exceeded each of the performance metrics in our external financial outlook.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$1,000,000	–	$1,000,000	–	24%	–
Annual incentive award	$1,250,000	125%	$1,250,000	125%	–	29%
Long-term incentive awards	$2,000,000	200%	$2,000,000	200%	–	47%
Total	$4,250,000	–	$4,250,000	–	24%	76%

Base salary: Mr. Bello’s base salary was unchanged in 2017.

Annual incentive award: Mr. Bello was granted a 2017 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 94% of target based on financial performance. No additional adjustment was made based on performance against strategic objectives.

Long-term incentive awards: Mr. Bello’s 2017 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2017 will fully vest in March 2020. Stock options granted in 2017 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2017, PRSUs that Mr. Bello received in 2015 vested in March 2018 at approximately 145% of target.

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Mary Alice Vuicic

Executive Vice President and Chief People Officer

Ms. Vuicic joined Thomson Reuters in November 2017. Previously, Ms. Vuicic served as the Chief Human Resources Officer for L Brands, a portfolio of retail brands, from October 2015 to October 2017. Before that, Ms. Vuicic was Executive Vice President, Human Resources & Labour Relations at Loblaw Companies Ltd. from March 2014 to May 2015 and she was Chief Administrative Officer & Executive Vice President at Shoppers Drug Mart from January 2007 to March 2014 prior to its acquisition by Loblaw Companies Ltd. Ms. Vuicic has also held senior roles at Walmart Canada and Chapters/Indigo. Ms. Vuicic is also a director on the board of the Business Development Bank of Canada.

2017 performance

Ms. Vuicic joined our Toronto office in November and succeeded Peter Warwick as our new Chief People Officer. Ms. Vuicic began supporting the Human Resources Committee of the Board of Directors following her start and she was actively involved in various HR, compensation and benefits matters during the negotiation of our strategic Financial & Risk partnership.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	N/A	–	$810,294	–	31%	–
Annual incentive award	N/A	N/A	$1,012,868	125%	–	38%
Long-term incentive awards	N/A	N/A	$810,294	100%	–	31%
Total	N/A	–	$2,633,456	–	31%	69%

Base salary: Ms. Vuicic joined our company in November 2017 with a base salary of C$1,050,000. Based on the average US$/C$ exchange rate for 2017, her current salary in U.S. dollars is $810,294.

Annual incentive award: Ms. Vuicic was granted a 2017 Corporate-level award based on her pro-rated salary for 2017 and our company’s consolidated performance. Ms. Vuicic’s award had a payout of approximately 94% of target based on financial performance. No additional adjustment was made based on performance against strategic objectives.

Long-term incentive awards: In 2017, we granted Ms. Vuicic 83,597 TRSUs when she joined our company. As TRSUs are not part of Ms. Vuicic’s regular annual compensation, they are not reflected in the table above. Ms. Vuicic’s TRSUs ratably vest over five years on each anniversary of the grant date. The TRSUs were granted to replace incentive compensation forfeited from her previous employer.

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Deirdre Stanley

Executive Vice President, General Counsel and Secretary

Ms. Stanley has been Executive Vice President & General Counsel since April 2008 and Secretary since January 2013. Prior to Thomson’s acquisition of Reuters in April 2008, Ms. Stanley was Senior Vice President and General Counsel of Thomson. Prior to joining Thomson in July 2002, Ms. Stanley served in various senior executive positions, including Deputy General Counsel at USA Networks, Inc. and its successor companies. From 1997 through 1999, Ms. Stanley served as Associate General Counsel for GTE Corporation, where she headed the mergers and acquisitions practice group. Before GTE Corporation, Ms. Stanley practiced law at Cravath, Swaine & Moore in New York. Ms. Stanley is a director of Consolidated Edison, Inc.

2017 performance

In 2017, Ms. Stanley effectively and efficiently managed the Thomson Reuters global legal department, which focused on supporting the company’s key strategic objectives and initiatives. Under her leadership, the legal department proactively provided a wide range of high quality legal support for customer-facing commercial matters, corporate and securities projects, intellectual property matters, employment matters and enterprise compliance initiatives. Ms. Stanley provided guidance and leadership to the CEO and his Executive Committee as well as the Thomson Reuters Board of Directors on legal and corporate governance considerations related to ongoing business activities, strategic initiatives and other critical and sensitive matters. In 2017, Ms. Stanley also continued to act as Secretary to the Board in addition to her role as General Counsel.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$831,000	–	$831,000	–	31%	–
Annual incentive award	$1,038,750	125%	$1,038,750	125%	–	38%
Long-term incentive awards	$831,000	100%	$831,000	100%	–	31%
Total	$2,700,750	–	$2,700,750	–	31%	69%

Base salary: Ms. Stanley’s base salary was unchanged in 2017.

Annual incentive award: Ms. Stanley was granted a 2017 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 94% of target based on financial performance. No additional adjustment was made based on performance against strategic objectives.

Long-term incentive awards: Ms. Stanley’s 2017 award grant was split between 50% PRSUs and 50% stock options. PRSUs granted in 2017 will fully vest in March 2020. Stock options granted in 2017 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2017, PRSUs that Ms. Stanley received in 2015 vested in March 2018 at approximately 145% of target.

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David Craig

President, Financial & Risk

Mr. Craig has been President, Financial & Risk since January 2012. Mr. Craig was President of Thomson Reuters Governance, Risk & Compliance business from September 2010 through December 2011. Prior to that, Mr. Craig was Chief Strategy Officer of Thomson Reuters from April 2008 to August 2010. He joined Reuters in April 2007 as Head of Strategy. Prior to April 2007, Mr. Craig was a Partner at McKinsey & Company and a Senior Principal and Partner at American Management Systems.

2017 performance

Under Mr. Craig’s leadership in 2017, Financial & Risk worked with customers to help them drive performance, enable community and connectivity, and manage ever changing risk and regulation. In 2017, Financial & Risk delivered:

•	1% total revenue growth (at constant currency) to $6.1 billion

•	18% adjusted EBITDA growth to $1.9 billion and the related margin increased from 26.9% to 31.3%

•	Positive net sales

During the year, the business acquired REDI to enable buy-side trading workflows, successfully completed simplification programs with product and platform migrations, announced a partnership with Symphony to foster open collaboration and information sharing across the financial services industry, and prepared its solutions for MiFID II.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$807,448	–	$780,976	–	28%	–
Annual incentive award	$1,009,309	125%	$976,220	125%	–	36%
Long-term incentive awards	$1,009,309	125%	$976,220	125%	–	36%
Total	$2,826,066	–	$2,733,417	–	28%	72%

Base salary: Mr. Craig’s base salary of GBP 680,000 was unchanged in 2017.

Annual incentive award: Mr. Craig was granted a 2017 business unit-level award based equally on Financial & Risk’s and our company’s consolidated performance. This award had a payout of approximately 83% of target based on financial performance. An adjustment was subsequently made based on performance against strategic objectives for an overall payout of 79% of target.

F&R Business Unit Performance metric (in billions of dollars)	Target performance	Actual performance	Payout percentage
Revenues	$6.24	$6.13	73%
Adjusted EBITDA less capital expenditures	$1.69	$1.65	85%
“Book of business” or ACV	$4.44	$4.33	50%
Total F&R performance (unblended – 50% weight)	–	–	73%
Total Corporate performance (50% weight)	–	–	94%
Total F&R performance (blended F&R & Corporate)	–	–	83%

Long-term incentive awards: Mr. Craig’s 2017 award grant was split between 50% PRSUs and 50% stock options. PRSUs and stock options granted to Mr. Craig in 2017 will vest as described later in this compensation discussion and analysis. In addition, based on our company’s performance for the three-year period ended December 31, 2017, PRSUs that Mr. Craig received in 2015 vested in March 2018 at approximately 145% of target.

Transaction performance and retention bonus: In December 2017, Mr. Craig was granted a performance and retention bonus related to the proposed Financial & Risk transaction. A cash bonus equal to 225% of Mr. Craig’s base salary will be payable subject to his continuous employment with the Financial & Risk partnership at least 90 days after the closing of the proposed transaction.

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Peter Warwick

Former Executive Vice President & Chief People Officer

Mr. Warwick was Executive Vice President & Chief People Officer from January 2012 to October 2017. Mr. Warwick was Chief Operating Officer of Thomson Reuters Professional division from April 2011 to December 2011. Mr. Warwick joined Thomson in 1998 and has held a number of key leadership positions within the organization, including President and CEO of Thomson Reuters Legal, President and CEO of Thomson Tax & Accounting and CEO of Thomson Legal & Regulatory Asia Pacific. Prior to joining Thomson, Mr. Warwick was managing director of Pitman Publishing, deputy chief executive of the Longman Group and chief executive of Pearson Professional in London. Mr. Warwick is also a director of Scholastic Corp.

2017 performance

Under Mr. Warwick’s leadership, during the first nine months of 2017, the People Function and Corporate Responsibility teams made significant progress in developing and delivering talent and development programs and championing diversity, inclusion and sustainability initiatives. Key achievements of the People Function and Corporate Responsibility teams during 2017 included the following:

•	Supporting the continued growth of the Toronto Technology Centre through the establishment and support of technology communities of expertise and the hiring of over 200 employees; 74% of whom are ethnically diverse and 31% female

•	Participating in 140 client meetings with more than 30 of our top customers around a shared commitment to diversity and inclusion and sustainability

•	Delivering key leadership programs and Enterprise Culture Workshops to employees globally

In addition, Mr. Warwick successfully led an effective People Function leadership transition following the hiring of Ms. Vuicic.

2017 compensation

	Target Total Direct Compensation (2016)		Target Total Direct Compensation (2017)		Fixed	Variable
	$	% of base salary	$	% of base salary
Base salary	$850,000	–	$850,000	–	25%	–
Annual incentive award	$1,062,500	125%	$1,062,500	125%	–	31%
Long-term incentive awards	$1,487,500	175%	$1,487,500	175%	–	44%
Total	$3,400,000	–	$3,400,000	–	25%	75%

Base salary: Mr. Warwick’s base salary was unchanged in 2017.

Annual incentive award: Mr. Warwick was granted a 2017 Corporate-level award based on our company’s consolidated performance. This award had a payout of approximately 94% of target based on financial performance. No additional adjustment was made based on performance against strategic objectives.

Long-term incentive awards: Mr. Warwick’s 2017 award grant was split between 50% PRSUs and 50% stock options. Since Mr. Warwick’s PRSUs granted in 2017 had been outstanding more than six months prior to his normal retirement, these PRSUs will fully vest in March 2020. Similarly, stock options granted to Mr. Warwick in 2017 will vest 25% each year over a four-year period. In addition, based on our company’s performance for the three-year period ended December 31, 2017, PRSUs that Mr. Warwick received in 2015 vested in March 2018 at approximately 145% of target.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 67

Retirement and Other Benefits

Our retirement and other benefits are designed to provide a competitive level of post-retirement income and strong incentive for executives to remain with Thomson Reuters throughout their careers. Some of our longer service executives, including Messrs. Smith, Bello and Warwick and Ms. Stanley, have a supplemental executive retirement plan (SERP) which provides a vested pension benefit as a percentage of final salary based on meeting service and age criteria. We no longer offer SERPs to new executives. For more information about retirement and other pension benefits provided to each named executive officer, please see the “Pension and Other Retirement Benefits” subsection of the “Executive Compensation” section of this circular.

Perquisites and Other Personal Benefits

The HR Committee periodically reviews the perquisites and other personal benefits provided to our executive officers. Over the past few years, we have reduced and eliminated various perquisites and other personal benefits provided to our named executive officers (and other members of senior management) in order to simplify our compensation program, better align with emerging trends and focus on performance-based variable incentives. Only those perquisites which the HR Committee believes provide a significant benefit to our company on a cost-effective basis have been retained.

For our named executive officers, perquisites provided in 2017 consisted of:

•	Executive physicals – this benefit can be provided by our company on a coordinated basis at a reasonable price to our organization and reduces the risk that we will lose an executive to an unforeseen medical or health issue, while minimizing the amount of time an executive needs to spend away from the office.

•	Use of company automobiles – this benefit is available to Mr. Smith, who is entitled to use a car and driver, which allows him to devote additional time to Thomson Reuters business. Mr. Craig also has access to a company car service.

•	Tax and financial planning assistance – this benefit allows our named executive officers to utilize the services of a limited number of professional advisors who are familiar with our compensation structure and benefit programs. Thomson Reuters benefits from being able to minimize the number of advisors with which it works.

We offer a package of expatriate benefits to all employees on a company-initiated long-term assignment to a foreign location. These benefits are typically provided in our industry when companies ask their executives to work outside of their home country. Standard benefits for our executives include a housing allowance (if home sale assistance is not provided), a cost of living allowance for relocations between certain countries, health and welfare benefits, shipping and storage costs, tax equalization, tax preparation services and an annual home leave. In connection with their relocations to Toronto in April 2017, our company entered into international assignment agreements with Messrs. Smith and Bello. The key terms of their packages were discussed with and approved by the HR Committee. We provide each of them with a set of standard executive-level expatriate benefits, including tax equalization, tax preparation services, health and welfare benefits, shipping and storage costs and an annual home leave. Messrs. Smith and Bello are not being provided with housing allowances (except for a temporary housing allowance which was provided for a short duration in connection with their moves), nor are they being provided cost of living allowances. We agreed to provide Messrs. Smith and Bello with home sale assistance in connection with their relocations. Messrs. Smith and Bello were unable to sell their homes in the United States after making reasonable efforts and they subsequently sold their homes to a third party relocation firm engaged by our company based on an independently appraised value. If Mr. Smith or Mr. Bello voluntarily resign from our company before April 2019 (i.e., before completing 24 months of their assignments), they would have certain repayment obligations to our company related to expatriate-related payments, allowances and reimbursements received in connection with their assignment.

Insurance Policies

Our company provides life insurance to certain employees.

•	Our U.S. employees are provided with group life insurance in the amount of their annual salary up to a maximum of $400,000. Employees may increase this coverage at their expense. Messrs. Smith and Bello and Ms. Stanley are eligible for this benefit. Mr. Warwick was previously eligible for this benefit.

•	Our U.K. employees are provided with life insurance coverage equal to four times their respective base salary. Mr. Craig is eligible for this benefit.

•	Our Canadian employees are provided with life insurance coverage equal to their base salary up to $700,000 (up to $1,000,000 if a health statement form is submitted). Ms. Vuicic is eligible for this benefit.

Page 68    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Termination Benefits

Each of our named executive officers (other than Mr. Warwick, who has retired) may be eligible to receive certain payments and benefits if their employment is terminated under certain circumstances. Additional information is provided in the “Termination Benefits” subsection of this circular. The HR Committee believes that potential termination benefits enhance our ability to attract and retain our executive officers. These benefits do not enhance an executive’s income while employed at our company and are independent of direct compensation decisions made annually.

Equity Grant Policy

We have an equity grant policy which sets forth approval requirements for annual and off-cycle awards. The following describes our current policy.

Annual grants of long-term incentive awards are typically approved at the board’s meeting in March of each year. However, as discussed elsewhere in this circular, we decided to delay the grant of 2018 long-term incentive awards to later in the year due to the proposed Financial & Risk transaction.

Under the policy, the CEO is authorized to approve certain off-cycle awards, depending on the size of the grant and the identity of the particular grantee. Awards that exceed the CEO’s approval authority are submitted to the HR Committee. In addition, under the policy, unless we are in a designated closed period or are in possession of material nonpublic information, off-cycle awards are granted on the 10th day of each month.

New hire awards are made on the 10th day of the month following the month in which the grantee commenced employment with Thomson Reuters.

Promotion-related awards are made on the 10th day of the month following the month in which the grantee’s promotion was made effective by Thomson Reuters. If we are in a designated closed period or otherwise are in possession of material nonpublic information on the date that a grant would typically be made, then the grant is not made until the 10th day of the month following the month when the closed period ended, or when we are no longer in possession of material nonpublic information.

If the 10th day of the month is not a business day, then the applicable award is made on the next business day that follows the 10th.

Insider Trading Policy/Pledging and Hedging Restrictions

Our directors and members of the executive committee are required to obtain pre-clearance prior to trading in Thomson Reuters securities. Directors and executive committee members may only trade in securities of our company during designated open periods when they do not possess material nonpublic information. Our open periods begin on the business day after we release quarterly or annual earnings and end on the last business day of the quarter or year. Directors and executive officers report their transactions in our securities through the System for Electronic Disclosure by Insiders (SEDI) in Canada, which can be accessed at www.sedi.ca. Our directors and executive officers are exempt from reporting their transactions with the U.S. Securities and Exchange Commission (SEC) as our company is a foreign private issuer for SEC purposes.

Our directors and executive committee members are prohibited from pledging Thomson Reuters securities or holding them in margin accounts.

Our directors, officers and employees are restricted from purchasing financial instruments or otherwise engaging in transactions that are designed to, or have the effect of, hedging or offsetting any decrease in the market value of Thomson Reuters securities. Prohibited transactions of this type including, but not are limited to, trading in puts and calls in Thomson Reuters securities, short sales of Thomson Reuters securities and other types of hedging transactions, such as prepaid variable forward sale contracts, equity swaps and collars.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 69

Performance Graphs

The following graphs compare our cumulative total shareholder return, assuming reinvestment of dividends, of C$100 and US$100 invested in our common shares for the periods presented. Our common shares are listed on the New York Stock Exchange (NYSE) in U.S. dollars and on the Toronto Stock Exchange (TSX) in Canadian dollars under the symbol “TRI”.

Cumulative Value of a C$100 Investment

A significant portion of our revenues is generated in U.S. dollars and our financial statements are expressed in U.S. dollars. As such, the appreciation of the U.S. dollar relative to the Canadian dollar can have a favorable effect on the value of our Canadian dollar-denominated common shares. Our common shares are included in the S&P/TSX Composite Index.

Cumulative Value of a US$100 Investment

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Historic Named Executive Officer Compensation

Over the past five years (from January 1, 2013 to December 31, 2017), the total shareholder return of our U.S. and Canadian-dollar denominated common shares was approximately 78% and 126%, respectively. During this same period, the total shareholder return for our U.S. dollar-denominated shares was equivalent to that of the S&P 500 composite index but the total return for our Canadian dollar-denominated shares was well above the S&P/TSX 60 composite index, primarily due to the strengthening of the U.S. dollar relative to the Canadian dollar in recent years.

We believe that the five-year trend set forth below reflects thoughtful and balanced compensation decision-making related to our CEO and our named executive officers.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 71

2018 Key Compensation Decisions

On January 30, 2018, we signed a definitive agreement to enter into a strategic partnership with private equity funds managed by Blackstone. Canada Pension Plan Investment Board and an affiliate of GIC will invest alongside Blackstone. As part of the transaction, we will sell a 55% majority stake in our Financial & Risk business and will retain a 45% interest in the business. The transaction is expected to close in the second half of 2018 and is subject to specified regulatory approvals and customary closing conditions.

The HR Committee met to review the impact of the transaction on the company’s talent strategy and compensation and benefit plans and programs. Among other things, the HR Committee decided the following:

●	For the second year in a row, no base salary increases will be provided to the CEO and members of his Executive Committee.

●	2018 annual incentive awards for the CEO and members of the Executive Committee (other than Mr. Craig) will be weighted 80% on Thomson Reuters’ consolidated results (excluding Financial & Risk) and 20% on Financial & Risk’s results. Awards will be weighted 33- 1⁄3% on revenue performance, 33- 1⁄3% on “book of business” based on annualized contract value (ACV) and 33- 1⁄3% on adjusted EBITDA less capital expenditures performance. Mr. Craig’s 2018 annual incentive award will be based 100% on the performance of the Financial & Risk business (based on the same metrics and weightings described above).

●	2018 long-term incentive awards will be granted by our company later this year to employees remaining at Thomson Reuters after the proposed Financial & Risk transaction closes. 2018 long-term incentive awards will be granted by the Financial & Risk partnership to its employees after the closing of the transaction.

●	For employees remaining at Thomson Reuters following the closing of the proposed Financial & Risk transaction, PRSUs granted as long-term incentive awards for the 2016-2018 performance period will pay out at 100% of target. PRSUs granted as long-term incentive awards for the 2017-2019 performance period will pay out at 98.67% of target. Vesting will occur on each award’s regularly scheduled date in March 2019 and March 2020, respectively.

●	For outstanding equity awards previously granted to Mr. Craig and other employees transferring to the new Financial & Risk partnership:

—	PRSUs granted as long-term incentive awards for the 2016-2018 and 2017-2019 performance periods will pay out based on performance as of December 31, 2017. Vesting will be on a pro-rata basis based on days in active service with Thomson Reuters during the applicable performance period through the closing of the transaction. Any unvested PRSUs will be forfeited. Vested PRSUs will settle as soon as practicable after the closing.

—	TRSUs will vest on a pro-rata basis based on days in active service with Thomson Reuters from the date of the grant through the closing of the transaction. Any unvested TRSUs will be forfeited. Vested TRSUs will settle as soon as practicable after the closing.

—	All stock options which are vested as of the closing date of the transaction will remain exercisable. For unvested stock options, one additional vesting period from each grant of stock options will be accelerated and become exercisable as of the closing of the transaction. All vested stock options shall be exercisable for the earlier of three months after the closing date of the transaction and the original expiration date for such stock options. All other stock options which are unvested as of the closing date of the transaction shall be forfeited.

—	The value of any forfeited Thomson Reuters equity awards will be replaced by the new Financial & Risk partnership with a new cash-based long-term incentive award after the closing of the transaction.

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Executive Compensation

Summary Compensation Table

The table below shows the compensation earned in the last three years by our named executive officers. Total compensation as reflected in the table below includes various items based on grant date fair value of awards as well as accounting and actuarial assumptions, which are not necessarily indicative of compensation realizable by our named executive officers.

					Non-equity incentive plan compensation ($)	Pension value ($)[5]	All other compensation ($)[6]	Total compensation ($)
Name and principal position	Year	Salary ($)[1]	Share- based awards ($)[2]	Option- based awards ($)[3]	Annual incentive plans[4]
James C. Smith President and Chief Executive Officer	2017	1,600,000	4,400,004	4,400,001	2,996,800	(57,000)	1,095,178	14,434,983
	2016	1,591,530	4,400,032	4,400,001	2,651,489	337,000	32,039	13,412,091
	2015	1,550,000	2,906,410	2,906,268	3,260,580	31,000	72,230	10,726,488
Stephane Bello Executive Vice President and Chief Financial Officer	2017	1,000,000	1,000,014	1,000,002	1,170,625	180,000	589,202	4,939,844
	2016	990,820	2,500,071	1,000,001	1,031,691	474,000	39,698	6,036,281
	2015	939,315	925,090	925,012	1,234,964	344,000	32,673	4,401,054
Mary Alice Vuicic Executive Vice President and Chief People Officer	2017	135,419	3,700,003	–	158,525	–	168,665	4,162,612
	2016	–	–	–	–	–	–	–
	2015	–	–	–	–	–	–	–
Deirdre Stanley Executive Vice President, General Counsel and Secretary	2017	831,000	415,513	415,503	972,789	140,000	33,296	2,808,102
	2016	821,055	2,419,531	395,500	854,923	303,000	32,496	4,826,505
	2015	787,055	387,890	387,525	984,526	274,000	32,121	2,853,117
David W. Craig President, Financial & Risk	2017	780,976	463,397	463,370	773,367	–	126,396	2,607,506
	2016	796,406	522,344	522,316	855,240	–	138,754	2,835,060
	2015	864,867	551,815	551,428	1,296,060	–	150,808	3,414,978
Peter Warwick Former Executive Vice President and Chief People Officer	2017	850,000	743,761	743,751	995,031	(229,000)	33,482	3,137,025
	2016	842,790	718,388	718,375	877,555	(6,000)	41,401	3,192,508
	2015	817,055	704,680	704,406	1,074,222	132,000	28,386	3,460,749

1	Mr. Craig is paid in British pounds sterling (GBP). Amounts reflected in this table for Mr. Craig have been translated to U.S. dollars using the average GBP/U.S. dollar exchange rate for the applicable year, which was GBP 1 = US$1.3016 for 2017, GBP 1 = US$1.3457 for 2016 and GBP 1 = US$1.5253 for 2015.

Ms. Vuicic has an annual base salary of C$1,050,000 and is paid in Canadian dollars. Amounts reflected in this table for Ms. Vuicic reflect amounts earned from her start date at our company (November 1, 2017) through year-end. Applicable amounts have been translated to U.S. dollars using the average Canadian/U.S. dollar exchange rate for 2017, which was C$1 = US$0.7717. Ms. Vuicic’s annualized base salary in U.S. dollars for 2017 was $810,294 using the average Canadian/U.S. dollar exchange rate for the year.

2	Share-based awards reflect the grant date fair value of PRSUs granted as long-term incentive awards in 2017, 2016 and 2015 for the three year performance periods that end on December 31, 2019, 2018 and 2017, respectively. In addition, these amounts include TRSUs and additional PRSUs that were granted to some of our named executive officers as special awards (which are not part of typical annual compensation), as described in the “Compensation Discussion and Analysis” section of this circular. The grant date fair value of all 2017, 2016 and 2015 awards were based on the closing price of our common shares on the NYSE on the date prior to the grant date. Additional information about our long-term incentive awards and special TRSU/PRSU grants is provided in the “Compensation Discussion and Analysis” section of this circular.

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The following table sets forth the grant date fair value of each named executive officer’s annual long-term incentive award and special awards received in 2017.

Name	Annual award ($)	Special award ($)	Total ($)
James C. Smith	4,400,004	–	4,400,004
Stephane Bello	1,000,014	–	1,000,014
Mary Alice Vuicic	–	3,700,003	3,700,003
Deirdre Stanley	415,513	–	415,513
David W. Craig	463,397	–	463,397
Peter Warwick	743,761	–	743,761

3	For options granted in 2017, 2016 and 2015, we calculated the grant date fair value based on the closing common share price on the date prior to the grant date and used a Black-Scholes valuation of this share price. The grant date fair value of stock options granted in 2017 and 2016 was the same as the accounting fair value of those stock options. Additional information is provided in note 24 of our 2017 annual consolidated financial statements, which are included in our 2017 annual report. In 2015, the underlying Black-Scholes assumptions used to calculate grant date fair value for compensation purposes differed from those utilized to calculate accounting fair value. The following table provides additional information about options granted to named executive officers in the last three years, including differences between grant date fair value and accounting fair value.

Grant Date	Grant Date Fair Value (per option)	Applicable Share Price	Black- Scholes Valuation	Accounting Fair Value (per option)	Difference Between Grant Date Fair Value and Accounting Fair Value (per option)
March 1, 2017	$3.73	$42.30	8.82%	$3.73	–
March 3, 2016	$3.44	$36.63	9.39%	$3.44	–
March 4, 2015	$3.47	$39.50	8.78%	$3.91	($0.44)

The following table sets forth the differences between the grant date fair values and the accounting fair values for options granted in 2015 to each named executive officer. There were no differences for options granted in 2017 or 2016.

Grant Date Fair Value vs. Accounting Fair Value
Name	2015
James C. Smith	($370,312)
Stephane Bello	($117,864)
Mary Alice Vuicic	–
Deirdre Stanley	($49,378)
David W. Craig	($70,262)
Peter Warwick	($89,754)

The number of stock options granted to each named executive officer that were outstanding as of December 31, 2017 is set forth in the “Incentive Plan Awards” subsection that follows later in this circular.

4	Annual cash incentive payouts are with respect to performance during 2017, 2016 and 2015. Payouts were made in the first quarter of 2018, 2017 and 2016, respectively, following certification of the achievement of applicable performance goals. Additional information is provided in the “Compensation Discussion and Analysis” section of this circular.

5	Pension value represents the compensatory portion of the change in the accrued pension obligation. Additional information is provided in the “Pension and Other Retirement Benefits” section of this circular.

6	We provided Messrs. Smith and Bello with home sale assistance in connection with their relocations to Toronto. Messrs. Smith and Bello were unable to sell their homes in the United States after making reasonable efforts and they subsequently sold their homes to a third party relocation firm engaged by our company based on an independently appraised value. We also provided Messrs. Smith and Bello and Ms. Vuicic with home purchase assistance for applicable closing costs, commissions and related taxes in connection with each of them purchasing a residence in the Toronto area. The amounts reflected in this column for these one-time benefits are $1,044,962 for Mr. Smith, $549,421 for Mr. Bello and $128,350 for Ms. Vuicic and include associated gross-ups. These amounts for Messrs. Smith and Bello include the difference between the relocation firm’s purchase price and the amount received from the subsequent sale of their homes at a loss, net of all applicable costs and expenses.

All other compensation for 2017 also includes the following perquisites:

●	For Ms. Stanley, tax and financial planning advice of $22,430.
●	For Mr. Craig, car and driver of $32,679.
●	For Mr. Warwick, tax and financial planning advice of $16,930.

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All other compensation for 2017 for Messrs. Smith, Bello and Warwick and Ms. Stanley also includes company matching contributions under the U.S. employees’ 401(k) retirement savings plan. All other compensation for 2017 for Mr. Craig also includes a cash payment to him of $93,717 which was made in lieu of a greater company contribution to the defined contribution plan in which he participates. Additional information is provided in the “Pension and other Retirement Benefits” section of this circular.

The value of DSU and RSU dividend equivalents credited or paid to named executive officers is not included within “All other compensation” as the right to receive dividends has been factored into the reported grant date fair value of the awards.

Mr. Smith does not receive additional compensation for serving on our board of directors.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 75

Incentive Plan Awards

Outstanding Share-Based Awards and Option-Based Awards

The following table sets forth certain information regarding outstanding stock option and RSU awards granted to our named executive officers as of December 31, 2017. The value of unexercised in-the-money options is based on the difference between the closing price of our common shares on the NYSE on December 29, 2017 (the last trading day of the year) and the exercise price of the applicable option. The market or payout value of share-based awards that have not vested is based on the total of TRSUs and the target amount of PRSUs granted for long-term incentive awards, using the closing price of our common shares on the NYSE on December 29, 2017. PRSU awards may or may not pay out, depending on our company’s performance against targets. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

	Option-Based Awards				Share-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-The-Money Options ($)	Number of Shares or Units of Shares That Have Not Vested (#)	Market or Payout Value of Share- Based Awards That Have Not Vested($)	Market or Payout Value of Vested Share- Based Awards Not Paid Out or Distributed($)
James C. Smith	130,210	$35.22	3/2/2020	$1,089,858	313,742	$13,676,014	–
	130,900	$38.98	3/2/2021	$603,449
	383,890	$30.85	3/6/2023	$4,890,759
	573,090	$34.15	3/5/2024	$5,409,970
	838,000	$39.50	3/4/2025	$3,427,420
	1,279,070	$36.63	3/3/2026	$8,902,327
	1,179,625	$42.30	3/1/2027	$1,521,716
Stephane Bello	36,380	$38.98	3/2/2021	$167,712	180,638	$7,874,010	–
	47,538	$34.15	3/5/2024	$448,759
	266,720	$39.50	3/4/2025	$1,090,885
	218,024	$36.63	3/3/2026	$1,517,447
	268,097	$42.30	3/1/2027	$345,845
Mary Alice Vuicic	–	–	–	–	83,597	$3,643,993	–
Deirdre Stanley	74,310	$30.85	3/6/2023	$946,709	160,522	$6,997,154	–
	79,230	$34.15	3/5/2024	$747,931
	111,740	$39.50	3/4/2025	$457,017
	114,971	$36.63	3/3/2026	$800,198
	111,395	$42.30	3/1/2027	$143,700
David W. Craig	30,073	$34.15	3/5/2024	$283,889	41,542	$1,810,816	–
	79,500	$39.50	3/4/2025	$325,155
	113,877	$36.63	3/3/2026	$792,584
	124,228	$42.30	3/1/2027	$160,254
Peter Warwick	36,050	$34.15	3/5/2024	$340,312	58,207	$2,537,243	–
	203,110	$39.50	3/4/2025	$830,720
	208,830	$36.63	3/3/2026	$1,453,457
	199,397	$42.30	3/1/2027	$257,222

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The closing price of our common shares on December 29, 2017 (the last trading day of the year) on the NYSE was $43.59. During 2017, the high and low market prices for our common shares on the NYSE were $48.61 and $42.22, respectively.

Restricted Share Units – Aggregate Number and Value

The following table sets forth the aggregate number and the value of RSUs held by our named executive officers as of December 31, 2017, based on the closing price of our common shares on the NYSE on December 29, 2017 (the last trading day of the year). RSU amounts below include additional units received from notional dividend equivalents. In 2017, we granted the following additional units from notional dividend equivalents to our named executive officers: Mr. Smith – 10,536; Mr. Bello – 6,207; Ms. Vuicic – 0; Ms. Stanley – 4,768; Mr. Craig – 2,577; and Mr. Warwick – 1,619. Those additional units do not vest until the underlying RSUs vest. For additional information about our RSUs, please see the “Compensation Discussion and Analysis” section of this circular.

Name	TRSUs (#)	PRSUs (#)*	Total RSUs(#)*	Value ($)*
James C. Smith	–	313,742	313,742	$13,676,014
Stephane Bello	58,756	121,882	180,638	$7,874,010
Mary Alice Vuicic	83,597	–	83,597	$3,643,993
Deirdre Stanley	76,383	84,139	160,522	$6,997,154
David W. Craig	–	41,542	41,542	$1,810,816
Peter Warwick	–	58,207	58,207	$2,537,243

* Assumes vesting of PRSUs at the target amount (100%).

Incentive Plan Awards – Value Vested or Earned in 2017

The following table sets forth information regarding incentive plan awards that vested or were earned in 2017. The value of share-based awards reflects the vesting of certain RSUs, including PRSUs for the performance period of January 1, 2015 through December 31, 2017 and TRSUs. The dollar value of these units reflects the number of units vested/earned multiplied by the closing price of our common shares on the NYSE on the vesting date. Non-equity incentive plan compensation reflects the value of annual cash incentive awards earned for 2017. For more information regarding these awards, please see the “Compensation Discussion and Analysis” section of this circular.

Name	Option-based awards – value vested during the year ($)	Share-based awards – value vested during the year ($)	Non-equity incentive plan compensation – value earned during the year ($)
James C. Smith	5,097,578	16,842,148	2,996,800
Stephane Bello	1,594,796	7,342,382	1,170,625
Mary Alice Vuicic	–	–	158,525
Deirdre Stanley	667,680	887,684	972,789
David W. Craig	962,966	9,167,157	773,367
Peter Warwick	1,214,279	1,614,572	995,031

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Equity Compensation Plan Information

The following table provides information as of December 31, 2017 regarding our common shares that may be issued under our stock incentive plan. For more information about our stock incentive plan and other plans under which we may issue common shares, please see the “Description of Equity Compensation and Other Plans” section below and Appendix A to this circular.

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted average exercise price of outstanding options, warrants and rights			(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders:
Stock options	9,180,937	US$	38.04		–
TRSUs	3,034,085		N/A	[1]	–
PRSUs	3,280,797		N/A	[1]	–
Total	15,495,819		–		19,787,909
Equity compensation plans not approved by security holders	–		–		–
Total	15,495,819		–		19,787,909

1	Unlike stock options, RSUs do not have an applicable exercise price.

Description of Equity Compensation and Other Plans

We are authorized to issue common shares under the following plans:

•	Stock incentive plan;

•	Deferred compensation plan; and

•	Employee stock purchase plans.

In 2017, our shareholders approved adding 22 million shares to the stock incentive plan.

We also maintain a share plan for our non-employee directors but any shares needed to satisfy our obligations under those plans are purchased in the open market, so there is no dilutive effect. We also grant cash-based awards under our phantom stock plan.

Copies of our stock incentive plan, deferred compensation plan and employee stock purchase plans are available to any shareholder upon request by writing to: Thomson Reuters, Attention: Associate General Counsel, Corporate & Securities, Metro Center, One Station Place, Stamford, Connecticut 06902, United States.

The tables set forth in Appendix A to this circular provide information regarding the key features of our plans. Our director compensation plan is described in the “About Our Directors – Director Compensation and Share Ownership” section of this circular.

Pension and Other Retirement Benefits

The following describes pension and other retirement benefits provided to our named executive officers.

Defined Benefit Pension Plans

Messrs. Smith and Bello and Ms. Stanley participate in a broad based, U.S. defined benefit pension plan which has been closed to new participants since 2006. The plan is funded by one of our wholly owned U.S. subsidiaries and is qualified under U.S. federal income tax laws. Benefits under the plan are subject to a maximum annual benefit based on eligible compensation limits set forth by the U.S. Internal Revenue Code. In 2017, the eligible compensation limit was $270,000 and the maximum annual benefit limit under the pension plan was $215,000. Following his retirement, Mr. Warwick currently receives benefits under this plan.

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Defined Contribution Plans

•	U.S. – Messrs. Smith and Bello and Ms. Stanley participate in a 401(k) retirement savings plan which provides for company matching contributions to amounts contributed by each of them to the plan. Each of them can contribute up to 25% (up to 50% as of September 2017) of their eligible compensation on a combined before-tax or after-tax basis. As Messrs. Smith and Bello and Ms. Stanley also participate in a U.S. defined benefit pension plan, the amount of company matching contributions is 50% of the first 6% of eligible compensation that is contributed by each of them. The maximum before-tax and/or Roth 401(k) contribution that could be made by each of them in 2017 was $18,000 per year (or $24,000 per year for participants age 50 and over). Mr. Warwick participated in this plan prior to his retirement.

•	U.K. – As part of Mr. Craig’s participation in a plan, one of our U.K. subsidiaries contributes a percentage of his base salary on an annual basis. In 2015 and through June 2016, one of our U.K. subsidiaries contributed 7% of Mr. Craig’s base salary as a company contribution and Mr. Craig received 5% of his base salary as a cash payment in lieu of a greater company contribution to the plan. Effective July 2016, the company contribution ceased and Mr. Craig received 12% of his base salary as a cash payment in lieu of a greater company contribution to the plan.

•	Canada – Ms. Vuicic is eligible for a company contribution of 8.5% (base salary plus annual incentive) into a Defined Contribution Pension Plan (DCCP) on November 1, 2018, after she has been employed by our company for one year. No employee contributions are required in the DCCP. The maximum amount of the company contribution in 2017 was capped at C$26,230.

Retirement Plus Plans

We provide a supplemental benefit to Messrs. Smith, Bello and Warwick and Ms. Stanley through a “retirement plus” plan which is an unfunded, non-qualified defined benefit plan. Messrs. Smith and Bello and Ms. Stanley receive allocations with respect to compensation above the eligible compensation limits imposed by the U.S. Internal Revenue Service (IRS) and subject to a maximum eligible “retirement plus” plan compensation limit of $300,000. Mr. Warwick received allocations prior to his retirement. In 2017, the IRS compensation limit was $275,000. As a result, Messrs. Smith, Bello and Warwick and Ms. Stanley received allocations of $1,971, $1,771, $5,116 and $1,206, respectively, in 2017 under this plan. Amounts under this plan are paid from our general assets.

SERPs

As an important retention tool, we also provide Messrs. Smith and Bello and Ms. Stanley with a supplemental executive retirement plan (SERP). Mr. Warwick was previously provided with a SERP. SERPs require participants to achieve certain years of service with our company and meet specified age requirements in order to receive benefits. Messrs. Smith’s, Bello’s and Warwick’s and Ms. Stanley’s SERPs are unfunded, non-qualified defined benefit pension plans under which benefits are paid from our general assets. SERP benefits supplement amounts received by Messrs. Smith, Bello and Warwick and Ms. Stanley under our other defined benefit plans (i.e., the pension plan and retirement plus plan) and our defined contribution plans, which are funded by company contributions and earnings attributable to such contributions. Messrs. Smith and Bello are currently vested in their SERP benefits and Ms. Stanley will vest in her SERP benefits when she is 55 years old (as she already has at least 10 years of service with our company). Mr. Warwick was vested in his SERP benefits when he retired.

The combined annual benefit under the pension plan, retirement plus plan and SERP for Messrs. Smith, Bello and Warwick and Ms. Stanley is a pension equal to a percentage of their final base salary, following vesting and commencing upon retirement or termination of employment. This percentage of final base salary is 60% for Mr. Smith and 50% for each of Messrs. Bello and Warwick and Ms. Stanley. For Messrs. Smith and Bello and Ms. Stanley, the benefit amount will be reduced by 5% for each year by which retirement precedes age 62. In certain circumstances, each of Messrs. Smith and Bello and Ms. Stanley will be entitled to a pension upon disability. The annual benefit is payable for life, with a spousal survivor pension of 50% of the officer’s pension. Annual benefit amounts are not subject to reductions for social security benefits. Mr. Warwick’s SERP benefit was effective in February 2018 following his retirement at the end of January 2018.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 79

Defined Benefit Plans Table

The following table sets forth defined benefit plan information related to our named executive officers.

		Annual benefits payable ($)[1,2]
Name	Number of years credited service (#)	At year end	At age 65	Opening present value of defined benefit obligation ($)[3]	Compensatory change ($)[4]	Non- compensatory change ($)[5]	Closing present value of defined benefit obligation ($)[6]
James C. Smith	35.25	$960,000	$960,000	$12,938,000	($57,000)	$1,447,000	$14,328,000
Stephane Bello	16.42	$500,000	$500,000	$5,734,000	$180,000	$742,000	$6,656,000
Deirdre Stanley	15.42	$416,000	$416,000	$3,889,000	$140,000	$592,000	$4,621,000
Peter Warwick	20.00	$425,000	$425,000	$7,050,000	($229,000)	($41,000)	$6,780,000

1	Annual benefits payable at year-end and at age 65 represent the estimated pension earned for all service to date, and based on total service projected to age 65, respectively. Benefits are calculated based on pensionable earnings used for the 2017 actuarial valuations, projected to retirement for the accrued obligation calculations. Benefits are also based on the terms of current retirement agreements. Benefits payable at year-end do not include any reduction that may apply if a named executive officer retires prior to his or her normal retirement date.
2	Annual benefits at age 65 for SERP participants (Messrs. Smith, Bello and Warwick and Ms. Stanley) are the same at year-end since the benefit under the SERP plan is not service-related. Reported benefit amounts are the amounts payable as joint and survivor annuities.
3	The accrued obligation represents the value of the projected pension benefit from the pension plan, Retirement Plus plan and the SERPs, earned for all service through December 31, 2016 (measurement date for 2016 year-end disclosure). The key assumptions for Messrs. Smith, Bello and Warwick and Ms. Stanley include a discount rate of 4.15%, a rate of compensation increase of 3.50% and the RP2016 mortality table with MP2016 generational improvement scale.
4	The compensatory changes include service cost (with interest to end of year) plus plan changes and differences between actual and estimated earnings. Mr. Warwick does not have service cost any more since he is over the assumed retirement age of 62.
5	The non-compensatory changes include the interest cost on the accrued obligation and, for Messrs. Smith, Bello and Warwick and Ms. Stanley, the impact of the change in discount rate from 4.15% to 3.65% and the change in mortality table to the RP2017 mortality table with MP2017 generational improvement scale.
6	The accrued obligation represents the estimated value of the projected pension benefit from the pension benefit from all pension plans earned for all service through December 31, 2017 (measurement date for 2017 year-end disclosure). The key assumptions for the SERP for Messrs. Smith, Bello and Warwick and Ms. Stanley include a discount rate of 3.65%, a rate of compensation increase of 3.50% and the RP2017 mortality table with MP2017 generational improvement scale.

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Termination Benefits

Potential Payments upon Termination

For severance payments, each of our named executive officers (except for Mr. Warwick, who has retired) would be entitled to two years of salary continuation in the event of involuntary termination without cause. We typically pay severance in accordance with our standard payroll practices, as opposed to in a lump sum.

For annual cash incentive awards, pursuant to plan terms and conditions, if a named executive officer’s employment ended due to involuntary termination without cause, death, disability or a change of control, then he or she would ordinarily be entitled to receive a pro-rated payment based on the number of days worked in the year. Annual cash incentive payments are made following completion of the financial year, after measuring our company’s actual performance against predetermined goals. Each of our named executive officers would not receive an annual cash incentive award if his or her employment ended due to involuntary termination for cause or voluntary termination/resignation. Mr. Craig will be entitled to payment of his performance and retention bonus related to the proposed Financial & Risk partnership if his employment with the Financial & Risk partnership is terminated by the partnership (other than for cause) or if Mr. Craig terminates his employment due to an adverse change within 90 days after the closing of the transaction.

Each named executive officer has agreed to a set of restrictive covenants (e.g., non-compete, non-solicit, non-disparagement and confidentiality obligations) as part of PRSU, TRSU and/or stock option award terms and conditions.

The treatment of Mr. Craig’s annual and long-term incentive awards (which include RSUs and stock options) upon the closing of the proposed Financial & Risk transaction is discussed in the “2018 Key Compensation Decisions” subsection of the compensation discussion and analysis section of this circular. As our company plans to sell a majority interest in the Financial & Risk business, the proposed transaction is considered to be a “sale of the holder’s business” for purposes of award terms and conditions.

For stock options, pursuant to award terms and conditions, unvested options would vest or be forfeited as set forth below.

Termination Event	Vested Options	Unvested Options	Exercise Period
Voluntary resignation	Remain exercisable	Forfeited	The earlier of 3 months from the termination date or the grant expiration date
Involuntary termination for Cause	Forfeited	Forfeited	N/A
Involuntary termination without Cause	Remain exercisable	One additional vesting period (standard vesting is 25% in each of the first four years of the award) is accelerated and exercisable upon termination and the remaining unvested options are forfeited	The earlier of 3 months from the termination date or the grant expiration date
Sale of the holder’s business	Remain exercisable	The board or HR Committee shall meet to determine the appropriate treatment of any unvested options	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming options or substituting similar awards)	Remain exercisable	Fully vested upon a “double trigger” (involuntary termination without cause within two years following a Change of Control (as described below))	The earlier of 1 year from the involuntary termination without cause date or the grant expiration date
Normal Retirement	Remain exercisable	Continue to vest on the original vesting date(s); provided that the options have been outstanding for at least six months when Normal Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	Options outstanding for 7 years or more: earlier of 1 year from Normal Retirement or expiration of the option Options outstanding for less than 7 years: 7 years from the grant date
Early Retirement	Remain exercisable	Partially vested, reduced by 5% for each year that the holder retired prior to Normal Retirement; provided that the options have been outstanding for at least six months when Early Retirement occurs. If the options have not been outstanding for that period, they would be forfeited.	The earlier of 1 year from the Early Retirement date or the grant expiration date
Disability	Remain exercisable	Fully vested	1 year
Death	Remain exercisable	Fully vested	1 year

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 81

For TRSUs, pursuant to award terms and conditions, units would vest or be forfeited as set forth below.

Termination Event	Unvested TRSUs
Voluntary resignation	Forfeited
Involuntary termination for Cause	Forfeited
Involuntary termination without Cause	Pro rata vesting based on active service as an Employee (measured in calendar days from the grant date to the termination date). Vesting would occur on the termination date.
Sale of the holder’s business	The board or HR Committee shall meet to determine the appropriate treatment of any unvested TRSUs
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming TRSUs or substituting similar awards)	Fully vested upon a “double trigger” (involuntary termination without cause within two years following a Change of Control)
Normal Retirement	Fully vested on the original vesting date(s), provided that the TRSUs have been outstanding for at least six months. If the TRSUs have not been outstanding for that period, they would be forfeited.
Early Retirement	Pro rata vesting based on active service as an Employee (measured in calendar days) during the award period, provided that the TRSUs have been outstanding for at least six months. Vesting would occur on the termination date. If the TRSUs have not been outstanding for that period, they would be forfeited.
Disability	Fully vested
Death	Fully vested

For PRSUs, pursuant to award terms and conditions, units would vest or be forfeited as set forth below.

Termination Event	Unvested PRSUs
Voluntary resignation	Forfeited
Involuntary termination for Cause	Forfeited
Involuntary termination without Cause	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s).
Sale of the holder’s business	The board or HR Committee shall meet to determine the appropriate treatment of any unvested PRSUs
A Change of Control of Thomson Reuters (based on the surviving, successor or acquiring company assuming PRSUs or substituting similar awards)

If a Change of Control occurs during first two years of the three year performance period, PRSUs will be converted to TRSUs at 100% of target performance and become vested on the original vesting date.

If a Change of Control occurs during year three of the three year performance period, PRSUs will be converted to TRSUs based on estimated performance and become vested on the original vesting date.

“Double trigger”—if a holder ceases to be an Employee as a result of involuntary termination without cause within two years following a Change of Control, then all of outstanding TRSUs (which were converted from PRSUs at the time of the Change of Control) shall become fully vested on the date that the holder ceased to be an Employee.

Normal Retirement	Continue to vest on the original vesting date(s) based on actual performance if the PRSUs have been outstanding for at least six months at the time of Normal Retirement. If the PRSUs have not been outstanding for at least six months when Normal Retirement occurs, they would be forfeited.
Early Retirement	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period, assuming PRSUs been outstanding for at least six months at the time of Early Retirement. If the PRSUs have not been outstanding for at least six months when Early Retirement occurs, they would be forfeited.
Disability	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s).
Death	Pro rata vesting based on active service as an Employee (measured in calendar days) during the performance period. Performance factor applied at the end of the performance period. Vesting would occur on the original vesting date(s).

A “Change of Control” for purposes of our incentive plan awards would occur in the following circumstances: (i) all or substantially all of the assets of our company are sold, assigned or transferred other than to a subsidiary; (ii) a change in a majority of our board members; (iii) 50% or more of our company’s outstanding voting securities are acquired by someone other than Woodbridge; or (iv) a going private transaction results in Woodbridge owning more than 50% of our company’s outstanding voting securities.

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The Change of Control treatment described in the tables above is based on the surviving, successor or acquiring company assuming our outstanding incentive plan awards or substituting similar options or awards for our outstanding incentive plan awards. If the surviving, successor or acquiring company does not assume our outstanding incentive plan awards or substitute similar options or awards for our outstanding incentive plan awards, or our board otherwise determines, our incentive plan awards will generally vest.

In the event of a Change of Control, our board also has the power to (i) modify the terms of our annual incentive awards as it considers fair and appropriate to participants; (ii) modify the terms of our annual incentive awards to assist participation in the actual or potential Change of Control event; or (iii) terminate annual incentive awards not exercised or settled following the Change of Control.

For pensions, Messrs. Smith and Bello and Ms. Stanley would not be entitled to incremental pension-related payments or benefits in connection with a termination of employment. Information regarding their pension benefits is included in the “Defined Benefits Plans Table” earlier in this circular.

For benefits, each named executive officer would be entitled to continuation of executive physicals, tax, financial planning and outplacement assistance and continuation of generally available health and welfare benefits during the applicable period following termination.

Messrs. Smith and Bello are currently eligible for early retirement under the U.S. defined benefit pension plan. However, under the terms and conditions of their outstanding equity awards, they will not be eligible for early retirement until they reach age 60.

Our named executive officers do not have a right to receive a gross-up for any taxes that might be due upon termination.

In the event of termination without cause, each named executive officer would be required to provide a release and waiver of employment and other claims in favor of our company in connection with receiving severance benefits.

Amounts actually received should any of the named executive officers cease to be employed will vary based on factors such as the timing during the year of any such event, our share price, the executive’s age, the circumstances of termination and any changes to our benefit arrangements and policies.

Each named executive officer may be eligible to receive certain incremental payments and benefits upon termination of employment under various circumstances. The table below includes the value of incremental compensation that would be available to each named executive officer upon the applicable specified event. Payments and benefits contemplated by plan or award terms and conditions are not reflected in the table.

The amounts in the table assume that:

•	The officer left our company on December 31, 2017 and

•	The price per share of our common shares on the NYSE on that date was $43.59 (which reflects the closing price on December 29, 2017, which was the last trading day of the year).

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Estimated incremental values

	Involuntary Termination without cause	Early Retirement	Involuntary termination for cause or voluntary resignation	Termination for good reason	Death or Disability	Qualifying termination following a Change of control
James C. Smith
Severance	$3,200,000	–	–	–	–	$3,200,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	$30,000	–	–	$30,000	–
Total	$3,280,000	$30,000	–	–	$30,000	$3,200,000
Stephane Bello
Severance	$2,000,000	–	–	–	–	$2,000,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$2,080,000	–	–	–	$30,000	$2,000,000
Mary Alice Vuicic
Severance	$1,620,588	–	–	–	–	$1,620,588
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$1,700,588	–	–	–	$30,000	$1,620,588
Deirdre Stanley
Severance	$1,662,000	–	–	–	–	$1,662,000
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$1,742,000	–	–	–	$30,000	$1,662,000
David Craig
Severance	$1,561,953	–	–	–	–	$1,561,953
Equity-based compensation	–	–	–	–	–	–
Pension	–	–	–	–	–	–
Benefits	$80,000	–	–	–	$30,000	–
Total	$1,641,953	–	–	–	$30,000	$1,561,953

*	Peter Warwick retired on January 31, 2018 and as a result, is not reflected in the table above.

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Indebtedness of Officers, Directors

and Employees

As of April 6, 2018, none of our current or former executive officers or directors were indebted to our company or any of our subsidiaries. The following table sets forth certain indebtedness (other than “routine indebtedness” under applicable Canadian securities laws) of the current and former officers, directors and employees of our company and our subsidiaries as of April 6, 2018. A significant portion of the indebtedness reflected in the table below is owed by current employees to certain of our subsidiaries in connection with a business unit-level compensation arrangement.

Aggregate Indebtedness
Purpose	To Thomson Reuters or its subsidiaries	To another entity
Share purchases	–	–
Other	Approximately $0.7 million	–

Directors’ and Officers’ Indemnification and Insurance

We provide indemnification to our directors to the extent permitted by applicable laws and regulations.

Under the Business Corporations Act (Ontario) (OBCA), our company may indemnify a present or former director or officer or another individual who acts or acted at our company’s request as a director or officer or an individual acting in a similar capacity of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding to which the individual is involved because of that association with our company or other entity, if the individual acted honestly and in good faith with a view to the best interests of our company or, as the case may be, to the best interests of the other entity for which the individual acted as a director or officer or in a similar capacity at our company’s request, and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, such individual had reasonable grounds for believing that his or her conduct was lawful.

Pursuant to our organizational documents, we are required to indemnify the individuals referred to above and the heirs and legal representatives of such individuals to the extent permitted by the OBCA.

We maintain, at our expense, a directors’ and officers’ liability insurance policy that provides protection for our directors and officers against liability incurred by them in their capacities as such. This policy provides for a limit of up to $100 million for each claim and $100 million in the aggregate and there is no deductible for this coverage. The insurance applies in circumstances where we may not indemnify our directors and officers for their acts or omissions. Annual gross premiums paid by our company relating to directors’ and officers’ liability insurance are currently approximately $1.6 million.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 85

Additional Information

Non-IFRS Financial Measures

Certain financial measures discussed in this circular, such as revenues before currency, free cash flow, adjusted EBITDA and the related margin, adjusted EBITDA less capital expenditures, and adjusted EPS are non-International Financial Reporting Standards (IFRS) financial measures. In the “Compensation Discussion and Analysis” section of this circular, we explain why we use certain non-IFRS measures as part of our annual and long-term incentive awards. For reconciliations to the most directly comparable IFRS measure, please see the MD&A section of our 2017 annual report. Adjusted EBITDA less capital expenditures and free cash flow, as discussed in this circular and as used for incentive compensation purposes only, are reconciled to earnings from continuing operations and net cash provided by operating activities, respectively, as disclosed and reconciled in our 2017 annual MD&A. Additionally, when we use the terms “organic” and “organically”, we are referring to our existing businesses. Non-IFRS financial measures do not have any standardized meanings prescribed by IFRS and therefore are unlikely to be comparable to the calculation of similar measures used by other companies, and should not be viewed as alternatives to measures of financial performance calculated in accordance with IFRS.

Communication with the Board

Shareholders and other interested parties may contact the board or its non-management or independent directors as a group, or the directors who preside over their meetings, by writing to them c/o Deirdre Stanley, Executive Vice President, General Counsel & Secretary, Thomson Reuters, 3 Times Square, New York, New York 10036, United States.

2018 Annual and Special Meeting – Questions from Shareholders

At the annual and special meeting, shareholders in attendance will be provided with an opportunity to ask questions to our board, CEO and CFO. If you are a shareholder who is viewing the meeting by webcast or is unable to attend this year’s meeting in person but have a question, you may e-mail your question to investor.relations@thomsonreuters.com or mail your question to the Executive Vice President, General Counsel & Secretary at the address noted above in the “Communication with the Board” section. While we will seek to respond to as many shareholder questions as possible at the meeting, we cannot assure you that all questions will be able to be addressed at the meeting. If we are unable to address your question at the meeting, we will separately provide a response to you.

Where to find Corporate Governance and Continuous Disclosure Documents

Our Code of Business Conduct and Ethics, corporate governance guidelines and charters for the Audit Committee, Corporate Governance Committee and HR Committee and position descriptions for the Chairman, Lead Independent Director, CEO and the Chair of each committee are available in print free of charge to any shareholder who requests a copy in writing to: Thomson Reuters, Attention: Investor Relations Department, Metro Center, One Station Place, Stamford, Connecticut 06902, United States or by an e-mail request sent to investor.relations@thomsonreuters.com. These documents are also available on our website, www.thomsonreuters.com.

Financial information about our company is provided in our consolidated financial statements and MD&A. You can obtain copies of these financial statements and MD&A by contacting our Investor Relations Department by mail or e-mail as indicated in the paragraph immediately above. You can also find these financial statements and MD&A on our website, www.thomsonreuters.com. Additional information regarding our Audit Committee that is required to be disclosed pursuant to Canadian Securities Administrators Multilateral Instrument Form 52-110F1 is included in our 2017 annual report.

You may access other information about our company, including our continuous disclosure materials, reports, statements and other information that we file with the Canadian securities regulatory authorities through SEDAR at www.sedar.com and in the United States with the SEC through EDGAR at www.sec.gov. A copy of our corporate governance guidelines has been filed on SEDAR and EDGAR and is incorporated by reference in this circular.

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Under NYSE listing standards, we are required to disclose any significant ways in which our corporate governance practices differ from those required to be followed by U.S. domestic companies under NYSE listing standards. There is only one significant difference between our corporate governance practices and those required of domestic companies under NYSE listing standards. NYSE listing standards require shareholder approval of all “equity compensation plans” and material revisions to these types of plans (with limited exceptions). TSX rules require shareholder approval of security based compensation arrangements only for plans which involve newly issued shares or specified amendments to the plans. Similar to a number of other Canadian issuers, our company follows the TSX rules.

Thomson Reuters Trust Principles and Thomson Reuters Founders Share Company

We have issued a Founders Share to the Thomson Reuters Founders Share Company which enables it to exercise extraordinary voting power to safeguard the Thomson Reuters Trust Principles. The directors of the Thomson Reuters Founders Share Company are experienced and eminent people from the world of politics, diplomacy, media, public service and business. They generally have all held high offices in their respective sectors. The directors are selected by a nomination committee and proposed to the board of the Thomson Reuters Founders Share Company for appointment. The nomination committee also has unique features. Two of its members are judges from the European Court of Human Rights and assist in scrutinizing candidates’ suitability. Our board currently has two representatives on the nomination committee. The chairman and deputy chairman of the Thomson Reuters Founders Share Company are members of the nomination committee, and the chairman appoints three other directors of the Thomson Reuters Founders Share Company as members of the nomination committee. Other members of the nomination committee are representatives of press associations from the United Kingdom, Australia and New Zealand. The chairman of the Thomson Reuters Founders Share Company acts as chairman of the nomination committee. Under a Thomson Reuters Trust Principles Support Agreement, Woodbridge has agreed to support the Thomson Reuters Trust Principles and to exercise its voting rights to give effect to this support.

In connection with our company’s definitive agreement to enter into a strategic partnership and sell a 55% majority stake in our Financial & Risk business, we agreed with the Thomson Reuters Founders Share Company to amend our Articles of Amalgamation, as described in the “Amendments to Our Articles of Amalgamation” section of this circular. The Trust Principles are also described in that section of this circular.

For additional information about the Thomson Reuters Founders Share Company, its directors and a Founders Share that our company has issued to the Thomson Reuters Founders Share Company, please see our 2017 annual report.

Share Repurchases

In 2017, we filed a notice of intention to make a normal course issuer bid to enable us to purchase up to 36 million common shares. The notice provides that we may purchase these shares between May 30, 2017 and May 29, 2018 at prevailing market prices in amounts and at times to be determined by our company. We may make purchases through the TSX or the NYSE and/or other exchanges and alternative trading systems, if eligible, or by such other means as may be permitted by the TSX and/or NYSE or under applicable law by a registered investment dealer (or an affiliate of the dealer), including private agreement purchases if we receive an issuer bid exemption order from applicable securities regulatory authorities in Canada for such purchases. Common shares that we purchase under the bid are cancelled. In 2017, we repurchased 22,768,311 common shares at an average price per share of $43.93. A copy of the notice of intention is available at www.sedar.com and www.sec.gov and may also be obtained without charge from our Investor Relations Department at the address listed above.

Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders    Page 87

Directors’ Approval

The board of directors of Thomson Reuters Corporation has approved the contents of this circular and the mailing of the circular to our shareholders.

Deirdre Stanley

Executive Vice President, General Counsel & Secretary

April 19, 2018

Page 88    Management Proxy Circular and Notice of Annual and Special Meeting of Shareholders

Appendix A

Stock Incentive Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Directors who are not employees or officers of our company are not eligible to participate in the plan.
Purpose	Provide an additional incentive to participants, encourage stock ownership by them and thereby increase their proprietary interest in our company’s success and their desire to remain with Thomson Reuters.
Maximum number of shares issuable	72,000,000 shares, representing approximately 10.15% of our total issued and outstanding shares as of year end.
Shares and awards issued in 2017	In 2017, we issued approximately 5.0 million shares under the plan, which represented approximately 0.70% of our total issued and outstanding shares as of year-end. Total awards granted in 2017 represented approximately 0.75% of our total issued and outstanding shares as of year-end. Of this amount, options granted in 2017 represented approximately 0.35% and RSUs granted in 2017 represented approximately 0.40%.
Other limits	Shares may consist, in whole or in part, of common shares issued from treasury or purchased on the open market or any combination thereof.
The maximum number of shares available as of December 31, 2017 for future grants that may be issued in connection with RSUs will not exceed 14,873,200 shares.
The maximum number of shares that may be issued under plan awards held by any one person under the plan must not exceed 5% of our outstanding common shares determined on a non-diluted basis. The maximum number of shares for which plan awards may be granted and which may be otherwise awarded under the plan to any individual during any one-year period is 5,000,000.
The number of shares issued to “insiders” and their “associates” within any one-year period under the plan and any other security based compensation arrangement of Thomson Reuters cannot exceed 5% of the aggregate number of our issued and outstanding shares on a non-diluted basis. The maximum number of shares issuable to “insiders”, at any time, under the plan and any other share based compensation arrangement of Thomson Reuters cannot exceed 10% of the aggregate number of our issued and outstanding shares on a non-diluted basis.
The maximum number of shares that may be issued through incentive stock options (ISOs) under the plan is 5,000,000. We may not issue ISOs under the plan at this time.
Shares subject to awards which are cancelled, expired, forfeited or terminated without having been exercised are available for new awards under the stock incentive plan.
Types of awards that may be issued	Non-qualified stock options, stock appreciation rights (SARs), awards of RSUs and other awards of shares based on the value of shares. Through the date of this circular, we have only issued non-qualified stock options and RSUs under this plan. We issue SARs under our separate phantom stock plan.
Maximum option term	10-year expiration date from the date of grant.
Exercise price of options	Equal to the closing price of our shares on the NYSE on the trading day immediately preceding the date of the grant.
Vesting and exercise of options	Stock options must be vested before they can be exercised. Options vest 25% each year over a four year period.

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As of December 31, 2017
Common shares issued under the plan	36,778,329 (1)
Common shares remaining for issuance	35,221,671 (representing approximately 4.97% of our issued and outstanding shares as of year-end)
Stock options and RSUs outstanding	15,433,762 (representing approximately 2.18% of our issued and outstanding shares as of year-end)
Common shares remaining for issuance less outstanding stock options and RSUs	19,787,909 (representing approximately 2.79% of our issued and outstanding shares as of year-end)
Common shares issued and outstanding	709,302,084
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the period ended December 31, 2017 of 718,769,705	4.90%

(1)	Of the 36,778,329 common shares reflected as being issued under the plan as of December 31, 2017, only 19,157,829 common shares have been actually issued due to net settlement of RSUs and various stock options. When RSUs vest or stock options are exercised, our company deducts the gross amount of the underlying securities from the plan’s share reserve.

We believe that our stock incentive plan grant practices are conservative relative to applicable benchmarks and our compensation peer group. Based on our analysis of our plan and publicly available information related to our disclosed compensation peer group, the potential dilution under the stock incentive plan would place Thomson Reuters in the bottom quartile of our disclosed compensation peer group for this measure. The following table provides information as of the end of each year indicated related to the stock incentive plan’s share usage, burn rates and potential dilution.

	As of December 31,
	2017	2016	2015
Share usage – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.74%	0.69%	0.60%
Burn rate – the total number of stock options and RSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.74%	0.69%	0.60%
Potential Dilution – the total number of all stock options and RSUs available for issue plus all stock options and RSUs outstanding, divided by the total weighted average of common shares outstanding during the year	4.90%	2.43%	2.98%

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Expiration of options	Options, SARs and RSUs cease to be exercisable according to the terms of the applicable award agreement, or as may be determined by the HR Committee, in the event that a participant ceases to be an employee or officer of Thomson Reuters. Options, RSUs and PRSUs granted in 2017 are subject to early expiration or vesting in certain circumstances, including death, disability, retirement and termination. If options or SARs would otherwise expire during a blackout period, the term will be extended until 10 business days after conclusion of such blackout period.
Plan amendments and changes

The board and/or the HR Committee may make any amendments to the plan or any outstanding award without seeking shareholder approval (including, but not limited to, minor “housekeeping” changes, changes to comply with applicable laws and changes to vesting provisions of awards), except for an amendment which:

●   increases the maximum number of shares that can be issued under the plan, including an increase to a fixed number of such shares or a change from a fixed number of such shares to a fixed maximum percentage;

●   Increases the maximum number of shares that can be issued pursuant to RSUs;

●   increases the maximum number of shares which may be issued under the awards held by a participant;

●   reduces the exercise price of an award (including a cancellation and re-grant of an award, constituting a reduction of the exercise price of such award), except in connection with maintaining the value of an award in connection with a change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends the term of an award beyond its original expiry date, except where the expiry date would have occurred in a blackout period;

●   changes the provisions relating to the transferability of an award, other than for a transfer by will or the laws of descent and distribution, a transfer by a grantee to an entity which is controlled by the grantee or a transfer to a former spouse or domestic partner in connection with a legal obligation or settlement;

●   changes the provisions relating to adjustments in the number or kind of shares or securities reserved for issuance or subject to outstanding awards or the exercise price, in the event of any change in the number of the outstanding common shares by reason of a stock dividend or split, recapitalization, reorganization, merger, amalgamation, consolidation, combination or exchange of shares or other corporate change affecting such shares;

●   extends eligibility to participate in the stock incentive plan to a director who is not an employee or officer of our company;

●   changes the rights attaching to our common shares;

●   changes the amending provisions of the plan;

●   removes or exceeds the insider participation limit under the plan (as defined in the TSX Company Manual), as amended from time to time; or

●   is required to be approved by shareholders under applicable laws, regulations or stock exchange rules.

Subject to certain exceptions, no such amendment may materially and adversely affect the rights of any participant in relation to any outstanding award granted under the plan without the consent of the affected participant.

The plan was amended in 2017, as described in our 2017 management proxy circular.

Exercise process	Cashless exercises permitted, as well as cash payments. For a cashless exercise of options, the participant will receive the net number of shares equal to the in-the-money amount of the options (less applicable taxes). The number of options exercised will be deducted from the share reserve.
Transfers and assignments	Not possible other than by will or the laws of descent and distribution, a transfer by a participant to an entity which is controlled by a participant or a transfer to a former spouse or domestic partner of a participant in connection with a legal obligation or settlement.

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Phantom Stock Plan
Eligibility	Any employee or officer of Thomson Reuters (as may be determined by the HR Committee). Non-employee directors are not eligible to participate in the plan.
Purpose	If tax or securities regulations make it impracticable or inefficient to make grants under the stock incentive plan, we may allocate units under this plan to executive officers and senior employees.
Maximum number of shares issuable	Not applicable, since all awards are cash-based.
Issued as of December 31, 2017	Not applicable, since all awards are cash-based.
Available for issue as of December 31, 2017	Not applicable, since all awards are cash-based.
Total SARs outstanding as of December 31, 2017	Not applicable, since all awards are cash-based.
Burn rate – the total number of SARs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	Not applicable, since all awards are cash-based.
Types of awards that may be issued	SARs and other cash-based awards.
Maximum SAR term	10-year expiration date from the date of grant.
Exercise price of SARs	Equal to the closing price of our shares on the trading day immediately preceding the date of the grant.
Vesting and exercise of SARs	SARs must be vested before they can be exercised. SARs vest 25% each year over a four year period.
Expiration of SARs	Identical to the provisions of the stock incentive plan described above.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Exercise process	Election made to Corporate Human Resources Department; no payments due upon exercise.
Transfers and assignments	Identical to the provisions of the stock incentive plan described above.

Deferred Compensation Plan
Eligibility	Limited number of key executives in the United States.
Purpose	Provide specified benefits to a select group of senior management who contribute materially to the continued growth, development and future business success of Thomson Reuters.
Maximum number of shares issuable	7,000,000 shares, representing approximately 0.99% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2017	1,136,323 shares, representing approximately 0.16% of our total issued and outstanding shares.
Total DSUs outstanding as of December 31, 2017	Total DSUs outstanding of 1,218,831 as of year-end 2017 represented approximately 0.17% of our total issued and outstanding shares.
Shares available for grant as of December 31, 2017	4,644,846 shares, representing approximately 0.65% of our total issues and outstanding shares.
Types of equity-based awards that may be issued	Deferred share units (DSUs)
Types of deferrals	Annual base salary as well as annual/long-term incentive awards.
Election process	Irrevocable elections to participate in the plan are made before the beginning of the year.
Value of DSUs	Deferred cash can be converted into DSUs based on the closing price of our common shares on the day before the deferral or conversion. If a participant elects to hold DSUs, we credit his or her plan account with a 10% DSU match, which matching units generally vest over a period of four years. DSUs accumulate notional equivalents of dividends paid on our common shares.
Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Vesting process	Participants are automatically vested in their DSUs. Matching DSUs vest as described above.
Transfers and assignments	Substantially similar to the provisions of the stock incentive plan described above.

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The following table provides information as of the end of each year indicated related to the deferred compensation plan’s share usage, burn rates and potential dilution.

	As of December 31,
	2017	2016	2015
Share usage – the total number of shares issued pursuant to DSUs in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.002%	0.003%	0.005%
Burn rate – the total number of DSUs granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.018%	0.014%	0.012%
Potential Dilution – the total number of all DSUs available for issue, divided by the total weighted average of common shares outstanding during the year	0.816%	0.787%	0.756%

Employee Stock Purchase Plans
Eligibility	Designated employees in the United States, United Kingdom, Canada and other countries.
Purpose	Provide eligible employees with an opportunity to purchase shares and to further align their interests with those of our shareholders.
Maximum number of shares issuable	21,000,000 shares (comprised of 15,000,000 for U.S. employee stock purchase plan and 6,000,000 for global employee stock purchase plan), representing approximately 2.96% of our total issued and outstanding shares as of year end.
Shares issued as of December 31, 2017	13,386,899 shares, representing approximately 1.89% of our total issued and outstanding shares.
Shares available for issue as of December 31, 2017	7,613,101 shares, comprised of 4,721,729 shares for the U.S. ESPP and 2,891,372 for the global ESPP, representing approximately 1.07% of our total issued and outstanding shares (0.66% for the U.S. ESPP and 0.41% for the global ESPP).
Total ESPP shares outstanding as of December 31, 2017	Total shares outstanding of 229,678 as of year-end 2017 represented approximately 0.03% of our total issued and outstanding shares.
Types of equity-based awards that may be issued	Common shares
ESPP—key terms	● The ESPP is voluntary. Eligible employees contribute to the ESPP through payroll deductions by designating from 1% to 10% of eligible compensation to be withheld.

●   On the last business day of each calendar quarter, we use accumulated payroll deductions to buy common shares for participants. The price paid for shares is 85% of the closing price (i.e., a 15% discount) of our common shares on the NYSE on the last trading day of the quarter. Non-U.S. participants purchase shares in the local foreign currency equivalent of this amount.

●   A minimum holding period applies to all shares purchased under the ESPP, unless participants in a particular country are exempted from this requirement due to legal, regulatory or tax considerations. While a participant is a Thomson Reuters employee, if he or she is subject to a holding period, then shares purchased at the end of a calendar quarter may not be sold until the next quarterly offering period ends.

●   Employees may elect to change or suspend payroll deductions during each quarterly offering period and may elect to withdraw from the ESPP at least 10 business days before a quarterly purchase date. If an individual ceases to be an eligible employee of Thomson Reuters, he or she is considered to have withdrawn from the ESPP. If ESPP enrollment is cancelled, an employee may withdraw all of his or her payroll deductions from the ESPP that have not been used to purchase shares.

Plan amendments and changes	Substantially similar to the provisions of the stock incentive plan described above.
Transfers and assignments	Not possible other than by the laws of descent and distribution.

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The following table provides information as of the end of each year indicated related to the ESPP’s share usage, burn rates and potential dilution.

	As of December 31,
	2017	2016	2015
Share usage – the total number of common shares issued in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.13%	0.14%	0.12%
Burn rate – the total number of common shares granted in the applicable year, divided by the total weighted average of common shares outstanding during the year	0.13%	0.14%	0.12%
Potential Dilution – the total number of all common shares available for issue, divided by the total weighted average of common shares outstanding during the year	1.06%	1.14%	1.22%

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